Form 20-F
period 2022-12-31
MAINZ BIOMED N.V.
filed 2023-04-07
CIK 1874252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

14,629,457 Ordinary Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Not applicable.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this annual report, including our historical financial statements and related notes included elsewhere in this annual report, before you decide to purchase our ordinary shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our ordinary shares. Refer to “Special Note Regarding Forward-Looking Statements”.

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

We are an early-stage company. Since inception, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended December 31, 2022 and December 31, 2021 were approximately$26,387,336 and $11,690,098, respectively. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold or could result in the loss of your entire investment.

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

Our financial statements for the fiscal year ended December 31, 2022 include an explanatory paragraph from our auditor indicating that there is substantial doubt about our ability to continue as a going concern.

The auditor’s opinion accompanying our audited financial statements for the year ended December 31, 2022, include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern as a result of recurring losses from operations and negative cash flows. Since inception, we have devoted substantially all of our resources to developing our in-vitro diagnostic tests, establishing partnerships and sales channels to distribute such tests and operating a clinical diagnostic laboratory.  We have recurring losses, accumulated deficit totaling $43,032,294 and negative cash flows used in operating activities of $14,769,590 as of and for the year ended December 31, 2022, and we expect to continue to have recurring losses and negative cash flows in operating activities in the near future as we seek to gain regulatory approval for our principal product in certain jurisdictions. We expect our financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control.

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Netherlands, a substantial portion of our assets are in the European Union and substantial portion of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Netherlands. A substantial portion of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in the Netherlands against us or against any of our directors, officers and the expert named in this annual report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Dutch corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments, such as the ongoing war in Ukraine, and global economic phenomenon, as well as general financial market turbulence and natural phenomena, such as the COVID-19 pandemic. Uncertainty about global economic conditions could result in:

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

For the foreseeable future, our ability to generate revenues depends almost entirely on the commercial success of ColoAlert, our colon cancer screening test. The commercial success and our ability to generate revenues depends on a variety of factors, including the following:

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

Physicians and hospitals may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic test in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. For example, CRC prevention strategies, such as FIT and colonoscopies, are well known in the patient group aged over 50 years, while ColoAlert and similar diagnostic tests are not vastly known by physicians or patients. We will need to expend significant sums of money to market our products to increase the public’s awareness. If our products do not achieve an adequate level of acceptance, we may not generate enough revenues to become profitable or profitability may occur much later.

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

We may not succeed in establishing, maintaining and strengthening ColoAlert and other brands associated with our products, which would materially and adversely affect acceptance of our diagnostic tests, and our business, revenues and prospects.

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

We expect that our ability to develop, maintain and strengthen our brands will depend heavily on the success of our marketing efforts. We intend to use current cash assets to market our products, but we might not be successful in such expanded marketing. Due to the specifics of the market in which we operate, the investment in customer acquisition will be high and the uptake is likely slow until a critical mass is reached. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We might decide not to incorporate the UdeS Biomarkers after we conclude additional studies on such biomarkers.

On February 15, 2023 we acquired a portfolio of novel mRNA biomarkers developed at the Université de Sherbrooke (the “UdeS Biomarkers”). We are in the process conducting an international multi-center clinical study in the United States and Europe (such study called “eAArly DETECT”) to assess the potential to integrate the UdeS Biomarkers into ColoAlert. If we conclude the eAArly DETECT study and decide not to integrate the UdeS Biomarkers, we will have expended significant time and funds in connection with the acquisition and the study without improving our ColoAlert product.

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

Our plan for expanding our business includes developing and acquiring additional tests or additional biomarkers that can be transferred into our current and future diagnostic product portfolio and distributed in our target markets. Due to differences in the hardware and software platforms available at different laboratories for running molecular tests, we may need to adjust the configuration of the reagents and there may be changes to the related software in order for the tests to be performed on particular hardware platforms. Making any such adjustments could take a considerable amount of time and expense, and we might not succeed in running our tests on the hardware and software that we may encounter in different laboratories. To manage this issue, we may license or acquire our own instrument system and software from another company that has a platform that will be compatible with our tests. This may include additional licenses and license fees needed for reagents or components required hereto as well.

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

Our success depends in part on our ability to obtain and enforce intellectual property protection. In February 2023, we acquired the UdeS Biomarkers, and we are now responsible for prosecuting and maintaining any patents on such biomarkers, including the patent application filed with the U.S. PTO (application no. 68/108,510 filed November 2, 2020 and the corresponding International Application Serial No: PCT/CA2021/051548 filed November 2, 2021) and the International Patent System. We currently rely on trade secrets, know-how and technology to protect our intellectual property and, except as discussed above, do not have any patents or any pending patent applications. If the intellectual property that is the subject of our patent application is not granted a patent or we are otherwise unsuccessful in obtaining or maintaining such intellectual property protection and our trade secrets and know-how are revealed to our competitors, they could use our intellectual property and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to us.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents and do not have any patent applications pending (apart from our patent application related to the UdeS Biomarkers), to protect the intellectual property behind our diagnostic tests. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we cannot assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Results of FDA required studies may not create desired clinical performance resulting in follow-on studies delaying the launch of the product in the US.

We will be required to undertake a clinical study to achieve U.S. Food and Drug Administration (“FDA”) market authorization that will be significantly larger than the study used to receive CE-IVD certification under the IVD-D. The clinical performance of the ColoAlert test for the FDA study might not meet the current product performance. As a result, we may need to undertake additional studies or abandon the study altogether. Additional studies would be costly and delay or prevent our rollout of ColoAlert in the United States.

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

The public market for our ordinary shares has a limited history. Our ordinary shares began trading on the Nasdaq Capital Market on November 5, 2021, and since that date they have had a high closing price of $16.85 per share and a low closing price of $6.11 per share. The daily trading volume and our per ordinary share market price may decrease significantly after the date of this annual report. The value of our ordinary shares could decline due to the impact of any of the following factors upon the market price of our ordinary shares:

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

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present shareholders. We are authorized to issue an aggregate of 48,550,000 ordinary shares. As of April 4, 2023, we had 14,826,612 ordinary shares outstanding, approximately 31% of the ordinary shares that we are authorized to issue. In addition, we had 3,247,500 warrants exercisable into ordinary shares outstanding and 2,399,150 options exercisable into ordinary shares outstanding as of April 4, 2023.

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

We have never paid any cash or stock dividends, and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our ordinary shares. There will therefore be fewer ways in which you will be able to make a gain on your investment. Our articles of association prescribe that any profits in any financial year will be distributed first to holders of preferred shares, if outstanding.

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

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of June 30, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of (i) our assets are located in the United States or (ii) our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. We believe that it is possible that when we analyze whether we are a foreign private issuer as June 30, 2023 we will conclude that we are not.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we cease to be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges (including the Nasdaq Capital Market) that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We will incur significant costs after we cease to qualify as an “emerging growth company.”

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

We have registered our ordinary shares under the Exchange Act, and we intend to make our current and periodic reports and other information (including interactive data files) filed with or furnished to the SEC, pursuant to Section 13(a) or 15(d) of the Exchange Act, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC, and all of our reports and other information filed or submitted publicly with the SEC may also be found there.

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

Our portfolio consists of the following products and product candidates:

●	ColoAlert, our flagship product, a colorectal cancer (“CRC”) screening stool-based DNA (deoxyribonucleic acid) test currently sold in Europe and

●	PancAlert, a product candidate in an early stage of research for a pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction (“PCR”)-based multiplex detection of molecular-genetic biomarkers in stool samples.

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

CRC are malignant tumors in the colon or rectum. These tumors usually develop from benign polyps, which over time degenerate and become cancerous. Between 5 and 15 years may elapse between the development of CRC and the formation of metastases. One method for the categorization of cancer stages of CRC is that used by the Surveillance, Epidemiology, and End Results (“SEER”) program of the U.S. National Cancer Institute. SEER categorizes CRC on whether the cancer is localized (there is no sign that the cancer has spread outside of the colon or rectum), regional (the cancer has spread outside the colon or rectum to nearby structures or lymph nodes) or distant (the cancer has spread to distant parts of the body such as the liver, lungs, or distant lymph nodes). According to a 2023 report from the American Cancer Society, patients in the United States diagnosed with CRC between 2012 and 2018 had approximate 5-year survival rates for colon and rectal cancer as set out below:

	Colon Cancer	Rectal Cancer
Localized	91%	90%
Regional	72%	74%
Distant	13%	17%

According to the American Cancer Society, CRC is the third most-commonly diagnosed cancer and the third leading cause of cancer death in men and women in the United States. According to the International Agency for Research on Cancer, the distribution of CRC cases varies widely, with more than two-thirds of all cases and about 60% of all deaths occurring in countries with a high or very-high human development index. According to an article in BMJ Journals, global cases of CRC are expected to increase by 60% to more than 2.2 million new cases and 1.1 million deaths by 2030. Across Europe, 378,445 new CRC cases were diagnosed in 2018, with more than 170,000 deaths. Therefore, in 2020 CRC was the second most common gender-unspecific cancer in Europe according to the European Commission. SEER estimated that there were 151,030 new cases of CRC in the United States in 2022 (accounting for 7.9% of all new cancer diagnoses in the United States that year) and that 52,580 people died of CRC in the United States in 2022 (accounting for 8.6% of all cancer deaths in the United States that year).

In Europe, there are more than 194 million people over the age of 50 years. According to a report from the Digestive Cancers Europe group, less than 15% of adults aged 45 to 74 in the European Union participate in colorectal screening programs. The European Council of Health Ministers recommended that all Member States implement population-wide screening for colorectal cancer. The European Council set a 65% participation rate as a desirable target for the defined target population. Some countries such as the Netherlands have a very high participation rate of 70% and many other European countries are striving for the same participation numbers. With a 65% participation rate, the total available market in Europe would be around 126 million individuals.

Approximately 15 million colonoscopies were performed in 2020 in the United States, according to Harvard Health. According to the U.S. Center for Disease Control and Prevention, in 2020 approximately 20% of U.S. adults aged 50–75 years have never been screened for colorectal cancer. With the new US Preventative Services Task Force (USPSTF) guidelines recommending the core screening target group drops to age 45 there are now 117 million individuals within our addressable market growing to over 160 million within the next 10 years, we believe that our addressable market in the United States alone will increase from $3.7 billion to over $5.2 billion annually.

Products and Product Candidates

We strive to make the diagnosis of various diseases more effective by using the latest genetic diagnostic technologies. Enabling earlier detection of these diseases allows for earlier and better therapy for affected individuals. In addition to offering the CRC screening test, ColoAlert, we are currently developing our product candidate PancAlert for the detection of pancreatic cancer. We aim to use proprietary, known and existing biomarkers in applicable and reliable diagnostic tools.

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

We target individuals covered by national CRC screening programs. Most screening programs recommend CRC screening starting at age 50. However, a trend exists to further lower the screening age. For example, the FDA recently recommended CRC screening starting at age 45. In 2023, the American Cancer Society released a statement that CRC “is swiftly shifting to more advanced disease and younger individuals” and noting that diagnoses of CRC in people under 55 years of age increased from 11% in 1995 to 20% in 2019. Due to the increasing prevalence of the disease in the younger population, we anticipate a further decrease in the screening age, especially for test methods such as ColoAlert that are, in principle, capable of detecting cancer at early stages. In addition to age, other personal characteristics in favor of CRC screening include a family predisposition to CRC, risk factors such as obesity, irritable bowel syndrome (“IBS”), inflammatory bowel disease (“IBD”), excessive meat, alcohol and nicotine consumption, and pre-existing conditions such as breast cancer or type 2 diabetes mellitus.

Prior to February 2023, we had licensed the ColoAlert test from a Norwegian research and development company, ColoAlert AS, and we acquired the test and related intellectual property from ColoAlert in February 2023. We acquired the ColoAlert test and related intellectual property in exchange for (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years.

In the European Union, the ColoAlert PCR kit (“ColoAlert Lab Kit Core II”) is a CE-IVD registered product under the current In-Vitro Diagnostics Directive 98/79 /EC (“IVD-D”). Starting on May 26, 2022, IVD products in the European Union are regulated by the In-Vitro Diagnostics Regulation, EU 2017/746 (“IVD-R”), which replaces the IVD-D. The ColoAlert sample collection kit has already been registered successfully under the IVD-R. We are currently evaluating the necessary steps to meet the upcoming regulations for our ColoAlert PCR kit as well. ColoAlert is currently validated on the Roche LightCycler 480 II. Mainz BioMed is planning to validate the test on additional real time PCR instruments used in many laboratories worldwide to allow a potential faster market penetration. We manufacture the ColoAlert PCR kits at our facility in Mainz, Germany.

In January 2022, we entered into a Technology Rights Agreement related to a portfolio of novel mRNA biomarkers developed at the Université de Sherbrooke (the “UdeS Biomarkers”. Pursuant to the agreement, we acquired an exclusive unilateral option to acquire an exclusive license to the UdeS Biomarkers. We exercised the option on February 15, 2023 when we entered into an Assignment Agreement to acquire the intellectual property rights associated with the UdeS Biomarkers. In exchange for the UdeS Biomarkers, we are to (i) pay €25,000 in cash and (ii) pay a profit share of 2% of the net sales of any products that we sell using the UdeS biomarkers.

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

In connection with the Udes Biomarkers, we have initiated two feasibility studies to evaluate the Udes Biomarkers, as well as the DNA biomarkers and FIT tests that comprise our current ColoAlert test. The first of these two studies, ColoFuture, is an international multi-center clinical study to evaluate the effectiveness of the UdeS biomarkers to enhance ColoAlert’s technical profile to expand its capability to identify AA while increasing ColoAlert’s rates of diagnostic sensitivity and specificity. ColoFuture is designed to evaluate 662 subjects, including patients with average risk of colon cancer and subjects suspected or known to have colon cancer or advanced adenoma. Enrollment in ColoFuture is expected to be completed by late 2023. We are also performing a U.S. multi-center study under the label “eAArly DETECT” designed to measure both feasibility and stability, evaluating 450 subjects, including patients with average risk of colon cancer and subjects suspected or known to have colon cancer or advanced adenoma. eAArly DETECT is expected to complete enrollment for the feasibility analysis during the first half of 2023 and stability by the end of 2023. . These studies are intended to evaluate the optimal combination of biomarkers, both DNA and mRNA to be included our next generation of product, to be evaluated in our pivotal FDA PMA study, labeled “reconAAsense”.

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

PancAlert

We are in the early stages of developing PancAlert, a stool-based screening test for the detection of pancreatic cancer. According to the Global Cancer Observatory, pancreatic cancer was diagnosed in over 460,000 patients worldwide in 2018. Due to the asymptomatic early stages, in most cases this disease is detected too late, making pancreatic cancer one of the most lethal malignant neoplasms with over 430,000 annual deaths according to the Global Cancer Observatory. SEER estimated that in the United States alone there were 62,210 new cases of pancreatic cancer and 49,830 deaths from pancreatic cancer. SEER estimated that between 2012 and 2018, the 5-year survival rate was approximately 44% if the cancer was localized, 15% if it was regional and 3% if it was distant. Studies have shown that the prognosis in asymptomatic patients, when who were diagnosed by chance during other examinations, is significantly better than in patients with characteristic symptoms such as rapid weight loss or back pain.

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

Our goal is to make PancAlert the world’s first pancreatic cancer screening test based on Real-Time PCR-based multiplex detection of molecular-genetic biomarkers in stool samples. The most promising candidates for disease-specific biomarkers to date are KRAS, mBMP3, NDRG4, and GNAS codon 201. In addition, the platform technology used will enable simple integration of further biomarkers if indicated. The analysis of the results will be additionally facilitated by a specialized artificial intelligence solution. Based on the research progress in this project, we plan to initiate an initial pilot study with one or more selected clinical sites. We do not expect to conclude such studies prior to 2024. If the clinical pilot studies show promising results, we intend to start developing an IVD-R and FDA approvable product for the European and U.S. markets.

Competitive Advantages & Operational Strengths

We face competition from providers of more traditional CRC screening diagnostics, such as colonoscopies, as well as other manufacturers of non-invasive stool- or blood-based tests. We believe the primary competitive factors for ColoAlert include but are not limited to:

●	Accuracy: End-users want as accurate a result as possible without worrying about costs, hassle and time associated with false-negative and false-positive results. A report by Professor Dollinger found the current ColoAlert product to have a specificity of 92%, above the 90% specificity requirement set by the European CRC screening guidelines, and has a sensitivity of 85%. Sensitivity defines how often a test correctly generates a positive result for the condition being tested. Specificity is the ability of the test to correctly identify those without the disease (true negative rate). Since that report, we have updated the occult blood test component of ColoAlert in a way that we believe increases sensitivity and specificity. In January 2022, we entered into a Technology Rights Agreement to exclusively license certain biomarkers developed ay the Université de Sherbrooke with the goal of further increasing the sensitivity and specificity of ColoAlert, and we acquired the intellectual property in connection with those biomarkers in February 2023.

●	Time-to-result: The faster the results of a diagnostic test are known; the sooner treatment may begin or the end user can gain ease of mind. Due to ColoAlert’s simplicity of the testing procedure, the resultant turn-around time between the patient’s decision and delivery of the test report can be as low as three days in Germany, which we believe is significantly shorter than most other tests.

●	Ease of use: As many people will delay or avoid getting an invasive diagnostic test, such as a colonoscopy, the easier it is to take such a test, the higher the participation rates will be, which could mean more detection of cancer at earlier stages and higher rates of survival. ColoAlert is less invasive than traditional colonoscopies, requiring neither the drinking of barium (oral or suppository) the night prior to the test, nor prior fasting, and does not require a trip to a clinic or the administration of anesthesia. Compared to blood-based tests, stool tests can be performed at home and do not require the patient to visit their physician.

●	Executive team: Our leadership team and advisors have extensive experience developing and commercializing innovative diagnostic products globally. We have strong relationships with government organizations and universities in Europe.

●	Research and Development: We are confident that we have organized a strong team to front our research and development. Our research and development efforts have been supported by a grant of up to approximately €440,000 from the German Federal Ministry of Research and Education for the development of PancAlert, a non-invasive product candidate to detect pancreatic cancers.

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

Therefore, we intend to focus much of near-term efforts on:

●	expanding the commercial opportunity of our ColoAlert product in Europe by expanding our commercial team and partnerships;

●	preparing and executing a comprehensive clinical and regulatory strategy to achieve market authorization from the FDA to use ColoAlert as a screening test for CRC in the United States; and

●	continuing research and development of PancAlert.

Expansion of ColoAlert in Europe

There are currently nearly 400 medical care centers with a laboratory focus in Germany, of which over 60 have a molecular genetic laboratory in house. Approximately 50% of the market share is held by five laboratory chains (Sonic, Limbach, Synlab, Amedes and LADR), rendering activities towards those and their large networks of physicians especially attractive. Three of these five laboratory chains are currently our customers. We plan on securing additional partner laboratories to market, and to sell our ColoAlert product through sales representatives. Partner laboratories will, once part of our distribution network, receive support from us for the proper administration of the product in the client’s clinical laboratory. If needed, we will also provide co-branded marketing materials.

We primarily sell the ColoAlert IVD test kits to German clinical reference laboratories. The reference laboratories provide the patient kit and accompanying marketing materials to their affiliated physicians and educate them about the clinical advantages of ColoAlert. The laboratories perform the diagnostic analysis and report the results to the physicians.

We also use the ColoAlert website for ordering a patient kit online. The collected samples are sent by the patient directly to one of our laboratory partners, or our own clinical laboratory. We plan to conduct joint marketing activities with the reference labs to connect patients and physicians supported by the newly established online portal www.gemeinsam-gegen-darmkrebs.de.

Our primary market is currently Germany, and we intend to expand to other German-speaking countries. After the rollout in the German-speaking region, we intend to launch ColoAlert in other western European markets, particularly in the United Kingdom, with its innovation-friendly National Health Service, followed by countries such as Spain or in Scandinavia. To further this goal, In February 2023 we established commercial partnerships for ColoAlert with Marylebone Laboratory and Instituto de Microecología, two leading independent laboratories covering England and Spain.

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

Entry into the U.S. Market

We plan to employ a product and marketing strategy in the United States that is substantially similar to what we use in Europe. Prior to employing these strategies, we will seek to sell the ColoAlert test as a test kit to clinical laboratories that are certified by the Secretary of the Department of Health and Human Services under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA labs”) requiring FDA market authorization. This might be a comparably fast entry option, as the top five laboratory chains in the United States had revenues of nearly $38 billion in 2020. Alternatively or in addition , we could offer ColoAlert, or as a laboratory developed test offered by the Mainz BioMed clinical laboratory governed under US Centers for Medicare and Medicaid Services (“CMS”). We plan to explore the required clinical and regulatory path to submit ColoAlert to the FDA to achieve a CRC screening claim for asymptomatic patients who are at average risk for CRC, aged 45 to 80.

In December 2022, we received approval from an independent Institutional Review Board (IRB) for the protocol reconAAsense, our U.S. pivotal study to evaluate the clinical performance of ColoAlert. We plan to initiate the study, which will form the basis of the data package to be submitted for review by the U.S. Food and Drug Administration (FDA) to achieve marketing authorization, during the second half of 2023. reconAAsense is a prospective clinical study that envision including approximately 15,000 subjects from 150 sites across the United States. The study objectives include calculating sensitivity, specificity, positive predictive value and negative predictive value in average-risk subjects for CRC and advanced adenomas.

Integral to our development strategy concerning the evolution of the product’s specifications is the potential to upgrade its technical profile to achieve a transformational advancement in self-administered CRC screening. To this end, we have also initiated eAArly DETECT, our U.S. extension of ColoFuture, our European feasibility study evaluating the integration of a portfolio of novel gene expression (mRNA) biomarkers into our next-generation product. These biomarkers have demonstrated a unique ability to identify precancerous colonic polyps and early-stage CRC (Herring et al., 2021). The eAArly DETECT study was initiated in November of 2022 and is evaluating the effectiveness of these biomarkers to enhance product specifications to extend its capability to include the detection of advanced adenomas while increasing rates of diagnostic sensitivity and specificity for colorectal cancer. Mainz Biomed expects to complete eAArly DETECT enrollment in the first half of 2023 and targets reporting topline results in the first half of 2023. Based on the study’s outcome, we will decide whether to integrate the biomarkers evaluated in ColoFuture’s eAArly DETECT into the reconAAsense study.

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

Research and Development

Our research and development strategy has been centered on

●	developing our product candidate PancAlert, a proposed stool-based screening test for pancreatic cancer that is in the early stages of development and might never become a product, and

●	initiating our more formal ColoFuture study, an international multi-center clinical study to evaluate the effectiveness of the UdeS biomarkers to enhance ColoAlert’s technical profile to expand its capability to identify AA while increasing ColoAlert’s rates of diagnostic sensitivity and specificity. Our ColoFuture Study has been expanded into the United States under the label “eAArly DETECT”.

Our research and development team is located at our facilities in Mainz, Germany, and consists of 32 employees and independent contractors as of December 31, 2022. We currently do not have any patents or, apart from our patent applications relating to the UdeS Biomarkers, any pending patent applications protecting our intellectual property. If our research and development efforts are successful for ColoAlert or PancAlert, we intend to file patent applications to protect the intellectual property derived from such research and development.

We have received government grants as part of our research and development programs, including approximately $151,000 in our fiscal year ended December 31, 2022 and $299,000 in our fiscal year ended December 31, 2021.

Government Regulation

In-vitro diagnostic (IVD) devices are regulated by government agencies in countries where such products are sold there is no uniform set of regulations governing our product portfolio. Following is a summary of governmental regulations in Europe (EU), our principal market, and the United States, the next country that we seek to market.

Europe

Until May 26, 2022, medical devices such as ColoAlert were regulated by the IVD Directive (IVDD) (98/79/EC), requiring CE-Mark through self-certification process due to the lowest risk classification. Under the IVDD, developers and manufacturers were required to operate according to a Quality System and validate medical devices in a limited clinical trial to demonstrate the manufacturer has met analytical and clinical performance criteria. We have implemented an International Organization for Standardization standard — ISO 13485 — quality management system for the design and manufacture of medical devices. ISO 13485 addresses managerial awareness of regulatory requirements, control systems, inspection and traceability, device design, risk and performance criteria as well as verification for corrective and preventative measures for device failure. Medical device companies such as ours are subject to pre-market compliance assessments from Notified Bodies, a certification organization which the national authority (the competent authority) of a European Union member state designates to conduct one or more of the conformity assessment procedures. ISO 13485 certification establishes conformity to specific European Union directives related to medical devices and allows CE Marking and sale of the device.

The European In Vitro Diagnostic Regulation (EU 2017/746), or the IVDR, became effective as of May 25, 2017, marking the beginning of a five-year transition period for manufacturers selling IVD devices into Europe. The IVDR, which replaced the IVDD, has been fully implemented, and new IVDD applications will not be accepted by notified bodies. During the transition period manufacturers had to update their technical documentation and processes to fulfill the new, more stringent EU regulatory requirements. We believe that the most challenging areas under the IVDR regard the classification of products, which brings the majority of IVDs under the direct review and approval of Notified Bodies, and the performance evaluation of IVDs, which will not only include the classic clinical performance and analytical performance but also scientific validity, the role and responsibilities of the economic actors of the supply chain, the traceability and the transparency of the devices with, in particular, the introduction of the UDI-system and an expanded EUDAMED database.

Notified Bodies began auditing to the IVDR once they were designated as a Notified Body under the IVDR by their Competent Authority. Mainz has selected TÜV SÜD as the designated Notified Body under the IVDR. For Class C devices (such as ColoAlert), the conformity assessment procedure will be a combination of the Quality Management System audits and Technical Documentation assessments. The assumed assessment time needed for a Technical Documentation assessment of a Class C device currently is expected to be quite lengthy due to the limited number of Notified bodies and the major increase of submissions requiring NB review/approval. We have already begun discussions with the TÜV SÜD in order to ensure compliance with the IVDR as soon as possible.

We believe that we have structured our business operations to comply with applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise, which could have a material adverse impact on our business.

United States

U.S. Food and Drug Administration

Obtaining FDA market authorization for our ColoAlert test is critical to our business strategy. We have started activities in order to achieve premarket approval (PMA) for our ColoAlert test.

Under the FDA’s regulatory framework, in vitro diagnostic devices (IVDs), including tests that can be used in the diagnosis or detection of cancer such as ColoAlert, are a type of medical device. The FDA categorizes medical devices into one of three classes — class I, II, or III — based on the risks presented by the device and the regulatory controls necessary to provide a reasonable assurance of the device’s safety and effectiveness. Devices deemed by FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are designated in Class III, requiring approval of a PMA and the ColoAlert test would be a Class III IVD, as this is consistent with the prior FDA approval of similar devices. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

Class III devices require PMA approval before they can be marketed. Obtaining PMA approval requires the submission of “valid scientific evidence” to FDA to support a finding of a reasonable assurance of the safety and effectiveness of the device. A PMA must provide complete analytical and clinical performance data and also information about the device and its components regarding, among other things, device design, manufacturing, and labeling. Following receipt of a PMA, FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDC Act to complete its review of a PMA, although in practice, FDA’s review often takes significantly longer, and can take up to several years.

An advisory panel of experts from outside FDA may be summoned to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. FDA may or may not accept the panel’s recommendation. As part of FDA’s review of a PMA, FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation (QSR) requirements, which impose requirements related to design controls, manufacturing controls, documentation, and other quality assurance procedures.

FDA will approve the new device for commercial distribution when it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. FDA may grant PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of an amendment to the PMA prior to approval and if after the initial PMA approval, a supplement to the PMA. PMA supplements require information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

The studies required in connection with our seeking FDA approval of our technologies will be costly and lengthy. FDA might not ultimately approve any PMA submitted by us in a timely manner or at all.

Clinical Trials

Clinical trials are usually required to achieve PMA approval. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an Investigational Device Exemption (IDE) application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device or may be equivocal or otherwise not be sufficient to obtain approval of our product.

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

Sunshine Act

In 2010, Congress enacted a statute commonly known as the Sunshine Act, which aims to promote transparency. The Sunshine Act requires manufacturers of drugs, devices, biologics and medical supplies covered by Medicare, Medicaid or the Children’s Health Insurance Program, or CHIP, to report annually to CMS any payments or other transfers of value made to physicians and teaching hospitals, with limited exceptions. Manufacturers must also disclose to CMS any physician ownership or investment interests.

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

Colonoscopy

The colonoscopy was established over 50 years ago and is used by countless physicians worldwide. The colonoscopy is an invasive procedure in which the inner wall of the intestine is examined by a physician using an endoscope. Preparation requires patients to undergo bowel cleansing at least the day prior to the procedure. Colonoscopy is a painful process and associated with the risk of punctuating the colon. An experienced scopeist will perform the process with less pain and a higher detection rate. The average detection rate of colonoscopy is approximately 95%.

The compliance rate for colonoscopy in Germany even after a consultation with a physician is a mere 16%. The occurrence of false-positive results is not possible due to the nature of the method. Usually, national screening programs suggest a screening interval of 10 years for this method. Because of the invasive procedure and the prior bowel cleansing, this method has a patient acceptance rate of less than 20%. .

Any developments that result in the reduction of the cost of colonoscopies, the accuracy of their results or the ease of use may not be transferable to IVD tests.

Occult blood tests

With Fecal Immunochemical Tests (“FITs”), a patient’s stool sample can be examined for hidden, or occult, blood in a laboratory which can be a symptom of CRC. Unfortunately, occult blood is often only present in the later stages of the disease. There is no need for patients to prepare prior to sample collection, which leads to a higher patient acceptance. According to IKK Südwest, when coordinated by a centralized invitation to screening, participation rates can get as high as 73%. Since this method can only provide an indirect indication of CRC via fecal blood, the sensitivity normally hovers around 65% with a false-positive rate around 5% per an article published by the American Gastroenterological Association. Since this method depends on the presence of a blood signal and many tumors do not bleed in the early stages, many affected individuals are diagnosed in later stages of the disease which leads to lower than 5-year survival rates and higher treatment costs. This current state of international screening programs suggests a need for more sensitive non-invasive screening tools. The recommended screening interval for FITs is normally yearly.

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

Entities producing or developing CRC screening tests with which we compete include:

●	Exact Sciences: The most established of the entities that we compete with is Exact Sciences, a publicly traded molecular diagnostic company focusing on the early detection of various cancers, which manufactures Cologuard and conducts the analysis of the tests. Cologuard is also a stool-based CRC screening test, and it achieves a sensitivity of 92% and a specificity of 87% per a study published in the New England Journal of Medicine. The average reimbursement is about $500. Exact Sciences is currently pursuing the goal of further expanding the market share it has gained in the United States, broadening its relationships with relevant health care provider and building a diversified product portfolio in the oncology screening space through targeted acquisitions. Our ColoAlert product uses three of the four biomarkers used in ColoGuard. We ask for a significantly smaller stool sample for ColoAlert.

●	Novigenix SA, a Swiss company specializing in the development of immuno-transcriptomics solutions. Novigenix’s LITOseek Platform is designed to provide information for early cancer detection, disease progression and therapy selection. For CRC screening, Novigenix has developed the Colox blood test, which is currently available on the Swiss market. It achieved a sensitivity of 78% and a specificity of 92% in a clinical study.

●	CellMaxLife, a liquid biopsy company focused on blood sample-based cancer screening. The company has no available products on the market yet, but is currently working on the development of the CRC screening test “FirstSight”, which screens patients’ blood sample for circulating gastrointestinal epithelial cells (CECs) and somatic mutations of cell-free tumor DNA (ctDNA).

●	GRAIL, Inc., which develops products based on next-generation sequencing (NGS) for the early detection of cancer. The blood-based screening test “Galleri” is the company’s current core product. According to the company, this test can detect over 50 types of cancer. The list price for screening with Galleri is $959. GRAIL recommends using Galleri only in combination with conventional screening methods.

●	Guardant Health, Inc., a California-based company that aims to improve early cancer detection based on liquid biopsy. The product “Guardant Reveal” is a blood test used to control residual disease and recurrence after CRC. Guardant Reveal was launched in the U.S. market in the start of 2021. Alongside the other products Guardant360, Guardant360 CDx and GuardantOMNI, Guardant Reveal contributes to the development of the LUNAR screening program, which will be used in the future for cancer screening of asymptomatic patients.

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

Customers

Our current customers are primarily laboratories in Germany, including some of the largest chains in Germany, that offer our ColoAlert test to physicians for use with their patients. For the year ended December 31, 2022, 2021 and 2020, we had revenue from two, four and three customers that accounted for approximately 38%, 56% and 46% of revenue, respectively. We are actively seeking to expand our customer base in Europe, and intend to do so in the United States depending upon the progress of an application with the FDA for approval of ColoAlert.

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

C. Organizational structure

We have two wholly-owned subsidiaries, Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH) and Mainz Biomed USA, Inc.

D. Property, plant and equipment

Our principal premises are located at Robert Koch Strasse 50, Mainz, Germany. In 2013, we entered into a fifteen-year lease agreement for these premises with a monthly minimum rent of approximately €5,730 plus ancillary rental costs of approximately €1,500 per month. The leased premises is approximately 7,300 sq. ft. in size. During 2022, we entered into three additional lease agreements (i) starting January with additional rent of €2,307 and ancillary costs of €621 until December 2028 (2,228 sq. ft.), (ii) starting July with additional rent of €7,024 and ancillary costs of €1,012 until December 2026 (3,631 sq. ft.) and (iii) starting August with additional rent of €385 and ancillary costs of €187 until December 2026 (476 sq. ft).

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this annual report on Form 20-F. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this annual report on Form 20-F. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Organization and Overview of Operations

We were incorporated in 2021 for the purpose of acquiring Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH) (“Mainz Biomed Germany”). On August 3, 2021, we entered into a contribution agreement (the “Contribution Agreement”) with Mainz Biomed Germany pursuant to which 100% of the shares of Mainz Biomed Germany were acquired in exchange for 6,000,000 of our ordinary shares. Upon the closing of the Contribution Agreement on September 20, 2021, Mainz Biomed Germany became our wholly-owned subsidiary, with the former shareholders of Mainz Biomed Germany holding approximately 62% of the outstanding shares of Mainz, upon closing the Contribution Agreement.

Pursuant to the accounting guidance provided by IFRS 10 and IFRS 3.7 and B13, we have determined that for accounting purposes our merger with Mainz Biomed Germany should be treated as a reverse acquisition by Mainz Biomed Germany, with Mainz Biomed Germany being the accounting acquirer and with us being the acquired company. As such, the assets and liabilities of Mainz Biomed Germany have been presented at their historical carrying values. The information below includes financial data and discussion derived from the audited consolidated financial statements of Mainz Biomed N.V.

We develop and sell in-vitro diagnostic (“IVD”) tests, primarily our flagship ColoAlert product in European markets, focusing in the areas of personalized medicine. We additionally operate a clinical diagnostic laboratory. We develop and distribute our ColoAlert product to third-party laboratories and through our on-line store. During 2020 and 2021, we also performed third-party testing to help the local health care system process Covid-19 tests in our diagnostic laboratory. We terminated this revenue stream prior to the start of 2022, and we expect the majority of our revenues in the near future to come from the sale of our ColoAlert product.

In addition, we conduct research and development to increase and diversify our product portfolio. Currently, we are managing our government funded research and development project called PancAlert, which provide us non-refundable grant income that covers a percentage of the individual project-related costs.

On November 9, 2021, we completed our initial public offering whereby we sold 2,300,000 ordinary shares for gross proceeds of $11,500,000. On January 28, 2022, we conducted a follow-on public offering in which we sold 1,725,000 ordinary shares for gross proceeds of $25,875,000.

Results of Operations

Comparison of the Year Ended December 31, 2022 and 2021

The following table provides certain selected financial information for the periods presented:

	Year Ended December 31,
	2022	2021	Change	% Change
Revenue	$529,877	$577,348	$(47,471)	(8)%
Cost of revenue	$347,726	$399,726	$(52,000)	(13)%
Gross profit	$182,151	$177,622	$4,529	3%
Gross profit percentage	34.4%	30.8%
Research and Development	$3,660,495	$466,689	$3,193,806	684%
Sales and Marketing	$5,702,143	$957,522	$4,744,621	496%
General and Administrative	$17,328,942	$8,478,017	$8,850,925	104%
Total operating expenses	$26,691,580	$9,902,228	$16,789,352	170%
Loss from operations	$(26,509,429)	$(9,724,606)	$(16,784,823)	173%
Other income (expense)	$122,094	$(1,965,492)	$2,087,586	(106)%
Net loss	$(26,387,336)	$(11,690,098)	$(14,697,238)	126%
Total Comprehensive Loss	$(26,337,633)	$(11,485,129)	$(14,852,504)	129%
Basic and dilutive loss per common share	$(1.86)	$(1.62)	$(0.24)	(15)%
Weighted average number of common shares outstanding – basic and diluted	14,157,492	7,210,889	6,946,603	96%

Revenue

Our revenue by product and service category is as follows:

	Year Ended December 31,
	2022	2021
ColoAlert	$519,728	$226,438
Covid-19 Testing	-	233,662
Research use only product sales	-	48,886
Other revenue	10,149	68,362
Total Revenue	$529,877	$577,348

Revenue for the year ended December 31, 2022 was driven by a $293,290 increase in ColoAlert revenue, which represented a 130% year over year increase compared to the year ended December 31, 2021. For the year ended December 31, 2022, we recorded no revenue from Covid-19 testing, compared to $233,662 in the year ended December 31, 2021. For the foreseeable future we expect the majority of our revenues to be generated from the sale of our ColoAlert product.

Cost of Revenue

Cost of Revenue for the year ended December 31, 2022 decreased by $52,000, or 13%, compared to the year ended December 31, 2021, as the result of our decreased revenue related to Covid-19 testing, mitigated by our increased costs associated with the increase in ColoAlert sales.

Gross profit

Gross profit increased from $177,622 for the year ended December 31, 2021, to $182,151for the year ended December 31, 2022, with gross margins increasing from 30.8% to 34.4%. This increase was the result in higher margins from our ColoAlert sales and our completion of all Covid-19 testing by the end of December 31, 2021.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022 were $3,660,495 compared to $466,689 for the year ended December 31, 2021. This increase of $3,193,806 was primarily attributable to the increase in headcount in our employees working on research and development matters from three to 29, resulting in an increase in compensation (salary, benefits and consulting related to our clinical studies) costs of $1.8 million, an increase of $1.3 million in lab and office expenses and $0.1 million for materials for our clinical studies.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2022, were $5,702,143 compared to $957,522 for the year ended December 31, 2021, an increase of $4,744,621. This increase was attributable to a $4.3 million increase in advertising and marketing expenses to expand awareness of our company and our ColoAlert product, including online marketing of ColoAlert in Germany and elsewhere in Europe. In addition, compensation increased by $0.4 million as a result of our headcount in our employees working on sales and marketing matters increasing from two to seven.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2022 were $17,328,942 compared to $8,478,017 for the year ended December 31, 2021, an increase of $8,850,925. This increase was attributable to a $2.5 million increase in stock option expense (a non-cash expense), a $2.9 million increase related to salaries and benefits from the expansion of the senior management team, an increase of $2.4 million for consulting and professional fees primarily related to costs associated with raising capital, and an increase of $0.6 million for office and other expenses.

Other income (expense)

Other income (expense) for the year ended December 31, 2022 was $122,094 compared to $(1,965,492) for the year ended December 31, 2021. This increased other income was primary related to a charge of $2.0 million related to an acquisition expense (non-cash) recorded in 2021 related to our merger with Mainz Biomed Germany GmbH.

Comparison of the Year Ended December 31, 2021 and 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Operating and Financial Review and Prospects – Results of Operations – Comparison of the Year Ended December 31, 2021 and 2020” contained in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2022 and incorporated herein by reference.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and capital expenditures. Historically, we have funded our liquidity requirements primarily through cash on hand, cash flows from operations, and equity and debt financing.

The Company plans to fund its future cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern. While there are indicators of substantial doubt, the Company believes that its currently available cash on hand plus additional sources of funding, including the Company’s ability to raise additional capital through (i) the Company’s issuance of ordinary shares as evidenced by its sales through its Controlled Equity Offering (see Note 20 to the Company’s consolidated audited financial statements) in which net proceeds of approximately $1.3 million was raised over a seven week period of time, and/or (ii) the Company’s market cap and liquidity profile which give it the ability to access capital markets in the future, the substantial doubt is alleviated and we believe the Company will be sufficiently funded to meet its planned expenditures and to meet the Company’s obligations for at least the one-year period following its consolidated financial statement issuance date.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2022	2021	Change
Cash used in operating activities	$(14,769,590)	$(3,220,324)	$(11,549,266)
Cash provided by (used in) investing activities	$(658,483)	$1,203,151	$1,861,634
Cash provided by financing activities	$23,943,418	$10,610,534	$13,332,884

Cash Flow from Operating Activities

For the year ended December 31, 2022, net cash flows used in operating activities was $14,769,590, an increase of $11,459,266 from the year ended December 31, 2021. This increase was primarily from the increase our net loss of $14.6 million.

Cash Flows from Investing Activities

During the year ended December 31, 2022, cash used in investing activities was ($658,483), compared to cash provided by investing activities of $1,203,151 from the year ended December 31, 2021. This increase in net cash used in investing activities is the result in an increase in capital expenditures of $0.6 million and the $1.2 million of cash acquired from the Contribution Agreement in 2021.

Cash Flows from Financing Activities

During the year ended December 31, 2022 we had cash flow provided by financing activities of $23,942,418 compared to $10,610,534 during the year ended December 31, 2021. These cash inflows are primarily attributable to our IPO in November, 2021 where we sold 2,300,000 shares for gross proceeds of $11.2 million and the sale of 1,725,000 ordinary shares in January, 2022 for gross proceeds of $25.9 million and proceeds of $0.4 million in 2022 related to the exercise of warrants.

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

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition,

●	Foreign Currency Translation,

●	Stock Option Compensation,

●	Lease Accounting, and

●	Financial Instruments.

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

We sell our genetic diagnostic testing kits to both laboratory partners and directly to patients who are the end users of the product. Upon the delivery of our products to laboratory partners, we have completed our performance obligations and as such revenue is recorded upon delivery. Sales to patients, or end users, where samples are sent to our diagnostic lab for testing and evaluation, are recognized when they are delivered to the end user, returned to our laboratory, and testing results have been delivered. Revenue from these sales is deferred on our Statement of Financial Position until recognition.

We also receive income from government sponsored R&D grants. Income is recognized on these programs when funds are received and all performance obligations, as defined in the grant, are completed. This income is included in the Statements of Comprehensive Loss as Other Income.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by our management, is the Euro (EUR).

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

Stock Option Compensation

We have adopted our 2021 Omnibus Incentive Plan and the 2022 Omnibus Incentive Plan (the “Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 2,300,000 ordinary shares.

On November 4, 2021, we awarded 1,484,650 stock options under the Plan, with a strike price of $5.00, the per share price in our November 2021 initial public offering. Such stock options were granted to all of our current employees, directors, advisors and senior management team. Such stock options for our non-senior management team, independent directors and advisors will begin vesting on November 4, 2022 and stop vesting on November 4, 2025 at the latest. Such stock options for the four members of our senior management team will begin vesting in portions equal to 25% of such options granted if, prior to November 4, 2025, the four-year anniversary of our initial public offering, for ten consecutive trading days (with at least 100,000 shares traded per trading day) the volume-weighted average price of the ordinary shares on the principal market is at least:

●	$7.50;

●	$10.00;

●	$12.50, provided that such options could not vest until the twelve-month anniversary of the initial public offering; and

●	$15.00, provided that such options could not vest until the twelve-month anniversary of the initial public offering.

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

We classify our financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day we acquire them, we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if we have opted to measure them at FVTPL.

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

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Disclosure of Contractual Arrangements

On December 31, 2022, we were committed to minimum lease payments as follows:

Contractual Obligation	Less than One Year	1 – 3 Years	3 – 5 Years	Over 5 Years
Office Rent	$164,053	$401,852	$314,412	$174,941
Laboratory Equipment	$124,560	$176,731	$740	$-
Automobiles	$35,341	$46,580	$6,359	$-
Office Equipment	$14,800	$27,004	$11,733	$-
TOTAL	$338,754	$652,167	$333,244	$174,941

The amounts above are undiscounted and include the total amounts due, including the interest component.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Region/State and Country of Residence	Age	Position	Director/Officer Since
Guido Baechler	57	Chief Executive Officer, Executive Director	July 2021
California, USA

William Caragol	56	Chief Financial Officer	July 2021
Florida, USA

Dr. Moritz Eidens	40	Chief Scientific Officer, Executive Director	June 2008
Ingelheim, Germany

Dr. Heiner Dreismann	69	Non-Executive Director	December 2022
Florida, USA

Darin Leigh	55	Chief Commercial Officer	March 2022
Florida, USA

Dr. Alberto Libanori	33	Non-Executive Director	November 2021
California , USA

Hans Hekland	64	Non-Executive Director	November 2021
Bergen, Norway

Philipp Freese	41	Chief Operating Officer	February 2015
Grevenbroich, Germany

Nicole Holden	50	Non-Executive Director	November 2021
Virginia, USA

Gregory Tibbitts	55	Non-Executive Director	December 2022
California, USA

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors, and executive officers as of the date of this annual report:

Guido Baechler, our Chief Executive Officer and an executive director, has global experience in private and public companies specializing in the life science and medical diagnostics fields. Mr. Baechler founded Berkeley Life Science Advisors, a diagnostic and life science start-up consulting business, in 2019. He was the Chief Executive Officer of SummerBio, a leading COVID testing CLIA laboratory in California, from July 2020 to February 2021 and Chief Executive Officer and Chief Operating Officer of Singulex, Inc. from November 2008 to June 2019.

Mr. Baechler previously held several leadership positions at Roche Molecular Systems, including serving as a member of its executive team. He held various leadership positions at Roche Diagnostics within Research, Development, and Marketing in Switzerland and California during his almost twenty years with the company.

Since 2020, Mr. Baechler is the chairman of the board of Telo Genomics, a publicly traded Canadian biotech company and an advisor to other life science companies.

Mr. Baechler holds a Bachelor’s Degree in Electrical Engineering and completed a series of executive finance and management classes at the London School of Business and at the Haas Business School at the University of California, Berkeley.

William Caragol, our Chief Financial Officer, has over thirty years of experience working with growth stage technology companies. In 2018, he founded and is the Managing Director of Quidem LLC, a corporate strategic and financial advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a privately held medical diagnostic equipment company. Since February 2021, Mr. Caragol is also on the Board of Directors and is Chairman of the Audit Committee of RYVYL, Inc. (NASDAQ: RVYL) a financial technology company leveraging proprietary blockchain security to build customized payment solutions, and since July 2021 is on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging electric vehicle company. From 2012 to 2018, Mr. Caragol was Chairman and CEO of PositiveID, a holding company that was publicly traded that had a portfolio of products in the fields of bio detection systems and molecular diagnostics. Mr. Caragol earned a B.S. in business administration and accounting from Washington & Lee University and is a member of the American Institute of Certified Public Accountants.

Dr. Moritz Eidens, our Chief Scientific Officer and an executive director, received his Masters Degree at the international oriented University of Applied Sciences in Rheinbach near Bonn, Germany in 2006 with a focal point on human genetics and genetic diseases. In 2019, Dr. Eidens graduated from the University-Medicine Hospital of the Johannes Gutenberg University in Mainz, Germany, and was awarded with a Ph.D. from the medical faculty.

In 2008, Dr. Eidens founded PharmGenomics and has served since then as an executive of the organization. Dr. Eidens has been involved in PharmGenomics’ development and distribution of several innovative products, managed and coordinated several national and international grant projects with large industrial or academic partners process development, technology transfer, supply chain management as well as internal and external audits. In September 2021, Dr. Eidens was appointed as Chief Scientific Officer at Mainz Biomed N.V. He also serves as Managing Director of Mainz Biomed Germany GmbH, our wholly-owned subsidiary.

Philipp Freese, our Chief Operating Officer, received his Diploma in Business Administration with focus on marketing, business law and production technology at Excellence University RWTH in Aachen/Germany in 2008. Until 2015 he worked in project, product, process, quality and key account management as well as business development for the German Economic Institute. In 2014, he successfully finished his postgraduate studies in IT-related business administration.

Mr. Freese served as the Interim Head of Marketing at PharmGenomics from 2013 to 2015, and in 2015 he became its Commercial Managing Director responsible for marketing, sales, operations, legal affairs and Finance/IR. He was the major driver for ColoAlert’s product-market-fit, brand, processes and marketing strategies, established relationships with reference laboratories and assisted in our capital raises.

Darin Leigh, our Chief Commercial Officer, has over 30 years of global life sciences and in-vitro diagnostics experience. Mr. Leigh founded Simeon Global Consulting LLC in 2017 focused on implementing commercialization strategies for small startup and early-stage diagnostic companies. From December 2020 to April 2022, he was Chief Commercial Officer for CDR Maguire, an emergency management company based in Florida who were responsible for the state’s response to the COVID pandemic including operationalizing testing and vaccination sites across Florida. He was Chief Commercial Officer for Chromacode Inc, from July 2019 to December 2020, and Chief Commercial Officer for Singulex, Inc from August 2018 to June 2019.

Mr. Leigh previously held leadership positions at Metabolon, Inc, Asuragen, Inc, Luminex Corporation and Abbott Diagnostics. During his time at Luminex, he grew the company revenues from $26 million in 2005 to $183 million in 2011 and oversaw significant global commercial growth and formation of international operations in Japan, China and Europe.

Mr. Leigh holds a Degree in Medical Laboratory Sciences from the University College London and completed several MBA management classes at the University of Chicago Booth School of Business.

Hans Hekland, a non-executive director, graduated Siviløkonom (MBA) from Norwegian School of Economics and Business Administration in Bergen, Norway in 1983. He has had several executive positions in international Banking and Industry until 2001 when he established Sarsia Innovation as the tech-transfer-office for University of Bergen. He has during his career developed Sarsia into a venture fund management company, established three venture funds. He holds board positions in several healthcare and biotech companies, and since 2021, he has been on the board of Lifecare AS (Euronext Growth: LIFE), a company developing a continuous glucose measurement implant.

Hans Hekland is a certified business coach within the EIT Health program.

In 2013 he established ColoAlert AS together with Dr. Dagfinn Øgreid and Dr Roger Løvlie and engaged PharmGenomics to develop the ColoAlert test, which led to the current license agreement.

Dr. Alberto Libanori, a non-executive director, serves as Managing Director to Boustead Securities, LLC. Alberto has 10 years’ work experience at the science-business interface in venture capital, BD&L, M&A and IPOs, focusing in life-sciences, med-tech and cosmeceuticals, having worked with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds (NVF). Previously Alberto founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech (acquired by Symrise). A prolific scientist, Alberto has published more than 20 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Alberto Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a Bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Raised internationally, Alberto is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

Nicole Holden, CPA, a non-executive director, has more than 20 years of accounting advisory experience for large publicly traded and privately held clients. Ms. Holden advises clients in matters involving SEC reporting, complex financial transactions, initial public offerings, acquisitions and divestiture accounting, restructuring, discontinued operations, and various technical accounting matters. Currently, Ms. Holden is the Audit Committee Chair for Nerds On Site, Inc. (CSE: NERD), a position she has held since 2018, shortly prior to its Initial Public Offering. Prior to joining our Board, Ms. Holden had a broad professional career. She is currently the Vice President, Client Advisory in the Advisory Service practice for The Alliance Group. Ms. Holden was also an Assistant Controller for Enviva LP (NYSE: EVA). She was a Director in the Professional practice for the Center for Audit Quality (The CAQ). She also served as a Senior Manager in the Office of Research and Analysis and Assistant Chief Auditor in the Office of the Chief Auditor for the Public Company Accounting Oversight Board (PCAOB). She was a Director in the Transaction Services practice at KPMG LLP. She also served as a Senior Manager in the Assurance practice at Stonefield Josephson, Inc. She was a Staff Accountant in the Corporate Finance division of the U.S. Securities and Exchange Commission (SEC). She also worked on the Internal Audit team for Computer Sciences Corp (NYSE: DXC). She began her career first as an Assurance associate for Arthur Andersen, then as an Assurance associate for Ernst & Young, LLP. Ms. Holden is a licensed Certified Public Accountant in Washington, DC (Active). She received a Master of Accounting from the American University, Kogod School of Business.

Dr. Heiner Dreismann, Ph.D., a non-executive director, had a successful career at the Roche Group from 1985 to 2006 where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development for Roche Diagnostics and as a member of Roche’s Global Diagnostic Executive Committee. During the past five years, Dr. Dreismann served on the Board of Directors of Myriad Genetics, Inc., Med BioGene, Inc., Genenews Limited, Interpace Diagnostics and Ignyta, Inc. . He earned a M.S. degree in biology and his Ph.D. in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University (The University of Münster) in Germany.

Gregory Tibbitts, a non-executive director, is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the U.S. Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He currently serves as a board member for CoImmune Inc, a biotechnology company and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University.

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

Director Independence

We have five non-executive directors who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. Our Board has determined that the following non-executive directors are “independent” as such directors do not have a direct or indirect material relationship with our company: Dr. Alberto Libanori, Nicole Holden, Hans Hekland, Dr. Heiner Driesmann and Gregory Tibbits.

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

The Compensation Committee is comprised of independent directors.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Its responsibilities are more fully described under the section of this annual report entitled “Item 6.B Compensation — Compensation Governance”.

Summary Compensation Table

We set out below certain disclosure on compensation paid to our executives on an aggregate basis for the year ended December 31, 2022, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	$1,229,400
Bonuses	170,002
Additional benefit payments	111,314
Total cash compensation	$1,510,716

Executive Compensation Agreements

Guido Baechler, Chief Executive Officer

On July 1, 2021, we entered into a management services agreement with Guido Baechler (as amended, the “Baechler Agreement”). Pursuant to the Baechler Agreement: (a) Mr. Baechler is appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we paid Mr. Baechler annual base remuneration of $240,000 that increased to $350,000 upon the filing of the Form F-1 for our initial public offering, and to $450,000 in the year after the initial public offering provided we make satisfactory progress in Board-approved goals (the “Base Remuneration”); (c) we shall reimburse Mr. Baechler for one U.S. health plan and one U.S. dental plan (if not included in the health plan) amounting up to $3,500 per month; (d) we shall provide to Mr. Baechler any benefits plan, if and when we have adopted such benefits; (e) our Board of Directors shall, in good faith, consider the payment of an annual bonus equal to 50% of that year’s Base Remuneration based upon our performance and upon the achievement of mutually agreed-upon milestones (the “Annual Bonus”); and (e) Mr. Baechler will be entitled to twenty days paid annual vacation per calendar year as well as the reimbursement of reasonable and necessary business expenses. Furthermore, our Board of Directors granted Mr. Baechler 467,850 stock options exercisable into ordinary shares under the 2021 Omnibus Incentive Plan. Such options shall vest in quarterly amounts on each of those dates when for the ten prior trading days the volume-weighted average price of the ordinary shares on the principal market is at least $7.50, $10.00, $12.50 and $15.00, provided that on each of those ten prior trading days at least 100,000 shares traded per trading day. During 2022 all of these options vested.

We or Mr. Baechler may terminate the Baechler Agreement at any time for any reason by providing not less than ten calendar days’ notice in writing, provided that (a) we shall have the option to provide a lump sum payment equal to ten (10) days’ Base Remuneration in lieu of such notice if terminating without cause; and (b) we may waive all or any part of the notice period for no consideration by giving written notice to Mr. Baechler if terminating with cause.

In the event we terminate the Baechler Agreement for cause or if Mr. Baechler’s terminates the Baechler Agreement without good reason, Mr. Baechler is entitled to (i) any accrued but unpaid Base Remuneration and payment for any accrued but unused vacation; (ii) reimbursement for unreimbursed business expenses properly incurred by Mr. Baechler; and (iii) such benefits (including equity compensation), if any, to which Mr. Baechler may be entitled under our benefit plans as of termination; provided that, in no event shall Mr. Baechler be entitled to any payments in the nature of severance or termination payments except as specifically provided in the Baechler Agreement (collectively the “Accrued Amounts”).

If we terminate the Baechler Agreement without good cause or Mr. Baechler resigns with good reason in compliance with the relevant terms and conditions of the Baechler Agreement, we shall be obligated to provide a severance package to Mr. Baechler that includes: (i) the Accrued Amounts (ii) equal installment payments payable under the our normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the Mr. Baechler’s Base Remuneration for the year in which termination occurs; (iii) an amount equal to the Annual Bonus for the year in which the termination takes place; (iv) vesting of an additional 12 months (removing any cliff) under all time-based vesting schedules for equity-based incentives held by Mr. Baechler; and (v) reimbursement for up to $3,500 of the monthly U.S. health insurance premium paid by Mr. Baechler for himself and his dependents until the earliest date set forth by the Baechler Agreement.

The Baechler Agreement will terminate upon the death of Mr. Baechler. We may terminate Mr. Bachelor upon disability as defined by the Baechler Agreement. If Mr. Baechler is terminated on account of death or disability, we will provide Mr. Baechler, his estate, or, if applicable, Mr. Baechler’s beneficiaries with the Accrued Amounts.

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

Prior to the Employment agreement, effective on July 16, 2021, we entered into a consulting agreement with William Caragol (as amended, the “Caragol Agreement”). Pursuant to the Caragol Agreement: (a) Mr. Caragol was paid a monthly salary of $15,000; and (b) Mr. Caragol received 155,950 options to purchase our ordinary shares subject to our 2021 Omnibus Incentive Plan. Such options shall vest in quarterly amounts on each of those dates when for the ten prior trading days the volume-weighted average price of the ordinary shares on the principal market is at least $7.50, $10.00, $12.50 and $15.00, provided that on each of those ten prior trading days at least 100,000 shares traded per trading day. During 2022 all of these options vested.

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

Pursuant to the terms and provisions of the Eidens Agreement: Dr. Eidens shall remain an executive of PharmGenomics GmbH and was appointed as an Executive Director of Mainz Biomed N.V.

As an Executive Director, Dr. Eidens is expected to undertake and perform the duties and responsibilities normally and reasonably associated with such office. For his services, Dr. Eidens will (a) receive a fixed gross annual salary of €164,000, payable monthly; (b) Dr. Eidens will be entitled to receive 233,925 options to purchase our ordinary shares subject to our 2021 Omnibus Incentive Plan; and (c) be granted, up to the amount of the statutory income threshold applicable at the time, an amount equal to the employer’s share of the contributions to his private health and nursing care insurance (collectively the “Eidens Remuneration”). The options in the Eidens Remuneration shall vest in quarterly amounts on each of those dates when for the ten prior trading days the volume-weighted average price of the ordinary shares on the principal market is at least $7.50, $10.00, $12.50 and $15.00, provided that on each of those ten prior trading days at least 100,000 shares traded per trading day. During 2022 all of these options vested.

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

Pursuant to the terms and provisions of the Freese Agreement: Mr. Freese shall remain an executive of PharmGenomics GmbH and serve as one of our Non-Executive Directors. Mr. Freese was appointed as our Chief Operations Officer.

As a Non-Executive Director, Mr. Freese is expected to undertake and perform the duties and responsibilities normally and reasonably associated with such office. For his services, Mr. Freese will (a) receive a fixed gross annual salary of €164,000, payable monthly; (b) Mr. Freese will be entitled to receive 233,925 options to purchase our ordinary shares subject to the 2021 Omnibus Incentive Plan (collectively the “Freese Remuneration”). Such options shall vest in quarterly amounts on each of those dates when for the ten prior trading days the volume-weighted average price of the ordinary shares on the principal market is at least $7.50, $10.00, $12.50 and $15.00, provided that on each of those ten prior trading days at least 100,000 shares traded per trading day. During 2022 all of these options vested.

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

Stock Option Plans and Stock Options

We have adopted our 2021 and 2022 Omnibus Incentive Plans (the (“Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 2,800,000 ordinary shares.

As of April 4, 2023, we had awarded 2,399,150 stock options under the Plan, with strike prices ranging from $5.00 to $20.87, the per share with a weighted average strike price of $7.20. Such stock options have been granted to our current employees, directors, advisors and senior management team. All stock options for our non-senior management team, independent directors and advisors began or will begin vesting one year from the date of grant and will continue vesting over a four year period at the latest, except for the stock options granted at the time of our IPO to four members of our senior management team. Such stock options for the four members of our senior management team, totaling 1,091,650 options with a strike price of $5.00 per share began vesting in portions equal to 25% of such options granted if, prior to November 4, 2025, the four-year anniversary of our initial public offering, for ten consecutive trading days (with at least 100,000 shares traded per trading day) the volume-weighted average price of the ordinary shares on the principal market is at least:

●	$7.50;

●	$10.00;

●	$12.50, provided that such options cannot vest until November 4, 2022, at the earliest; and

●	$15.00, provided that such options cannot vest until November 4, 2022, at the earliest.

As of December 31. 2022 all such options were fully vested.

Of the 2,399,150 stock options granted as of April 4, 2023, we granted 1,744,650 to our directors and executive officers as follows (i) 547,850 to Guido Baechler, (ii) 238,925 to Dr. Moritz Eidens, (iii) 238,925 to Philipp Freese, (iv) 275,950 to William Caragol, (v) 210,000 to Darin Leigh, (vi) 88,000 to Dr. Heiner Dreismann, (vii) 40,000 to Hans Hekland, (viii) 35,000 to Dr. Alberto Libanori, (ix) 35,000 to Nicole Holden, and (x) 35,000 to Gregory Tibbitts.

Director Compensation for Fiscal 2022

In addition to salaries and other compensation that we paid to our directors for services that they provided as officers, we paid each of our independent directors a quarterly fee of $10,500 for their services as directors (with the retainer for the Board Chairman at $15,000 per quarter). In our fiscal 2022, we paid our directors an aggregate of $130,250 for their services as directors.

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

C. Board Practices

Board of Directors

We have seven directors, five of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our shareholders as well, if applicable, at any duly called extraordinary general meeting. The nominating Committee assesses potential director candidates for required skills, expertise, independence and other factors.

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

Audit Committee

We appointed to our Audit Committee three non-executive directors,  Nicole Holden, Dr. Alberto Libanori, and Gregory Tibbitts, that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Nicole Holden is the Chair of the Audit Committee and is an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

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

Compensation Committee

We appointed to our Compensation Committee three non-executive directors, Dr. Heiner Dreismann, Hans Hekland, and Gregory Tibbitts, that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Dr. Heiner Dreismann is the Chair of the Compensation Committee. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

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

Nominating Committee

We appointed to our Nominating Committee three non-executive directors, Gregory Tibbitts, Nicole Holden and Dr. Alberto Libanori, that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Gregory Tibbits is the Chair of the Nominating Committee. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

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

Board Diversity Matrix (As of April 4, 2023)

Country of Principal Executive Offices	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0

D. Employees

As of April 4, 2023, the breakdown of employees by main category of activity is as follows:

Activity	Number of Full-Time Employees	Number of Part-Time Employees
Manufacturing and Clinical Laboratory	12	1
Research & Development	29	3
Sales & Marketing	7	2
Finance & Administration	5	1
Executives	5	0
Total:	58	6

None of our employees are covered by a collective bargaining agreement.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options, Warrants and Other Convertible Securities

The stock options, exercisable into our ordinary shares, held by our officers and directors are set out in Item 6 B above. Our officers and directors do not hold any other securities convertible into our ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 4, 2023 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned(1)
Directors and Executive Officers:
Guido Baechler, Chief Executive Officer, Executive Director(2)	722,357	4.7%
William Caragol, Chief Financial Officer(3)	175,950	1.2%
Dr. Moritz Eidens, Chief Scientific Officer, Executive Director(4)	1,124,577	7.5%
Philipp Freese, Chief Operating Officer(6)	360,201	2.4%
Darin Leigh, Chief Commercial Officer(x)	57,500	0.4%
Dr. Heiner Dreismann, Non-Executive Director(9)	78,000	0.5%
Dr. Alberto Libanori, Non-Executive Director(10)	25,000	0.2%
Hans Hekland, Non-Executive Director(5)	1,147,885	7.7%
Nicole Holden, Non-Executive Director(11)	25,000	0.2%
Gregory Tibbits, Non-Executive Director	-	-%
Directors and Executive Officers as a Group (Ten Persons)	3,716,470	23.2%

Other 5% or more Shareholders:
Kreditanstalt für Wiederaufbau(7)	1,237,501	8.4%
Coloalert AS(5)	1,121,427	7.6%

(1)	Based on 14,826,612 ordinary shares outstanding.

(2)	Includes 467,850 ordinary shares underlying options that may be exercised within the next 60 days.

(3)	Includes 175,950 ordinary shares underlying options that may be exercised within the next 60 days.

(4)	Includes 233,925 ordinary shares underlying options that may be exercised within the next 60 days.

(5)	Hans Hekland has dispositive and voting control over the shares held by ColoAlert AS and Unitargeting Research AS, an entity under common control with ColoAlert AS. The balance for Hans Hekland includes 26,458 ordinary shares underlying options that may be exercised within the next 60 days

(6)	Includes 233,925 ordinary shares underlying options that may be exercised within the next 60 days.

(7)	Kreditanstalt für Wiederaufbau (known as KfW) is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government of the Federal Republic of Germany.
(8)	Includes 57,500 ordinary shares underlying options that may be exercised within the next 60 days.
(9)	Includes 78,000 ordinary shares underlying options that may be exercised within the next 60 days.
(10)	Includes 25,000 ordinary shares underlying options that may be exercised within the next 60 days.
(11)	Includes 25,000 ordinary shares underlying options that may be exercised within the next 60 days.

Our ordinary shares are held by eight holders of record in the United States. Together such shareholders hold approximately 7,821,777 ordinary shares which account for approximately 52.8% of our ordinary shares outstanding as of April 4, 2023. We note that one of these shareholders is Cede & Co. which, as nominee for The Depository Trust Company, is the record holder of 7,377,598 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

Transfer Agent

We have appointed Transhare Corporation as the transfer agent for our ordinary shares. Transhare Corporation’s telephone number and address is (303) 662-1112 and 17755 US Hwy 19 N, Clearwater, FL 33764.

B. Related Party Transactions

Apart from the employment and consulting agreements described elsewhere in this annual report and the agreements with ColoAlert AS (one of our directors is a director and controlling shareholder of ColoAlert AS) described below under “Material Agreements”, we have not entered into any material transactions with our directors, officers, promoters and shareholders or who beneficially own more than 10% of our ordinary shares (or their immediate family members). We have the following arrangements with immediate family members of related parties that we consider to be arms’-length and immaterial: (i) we have a services arrangement with the wife of our Chief Operating Officer whereby we pay her approximately €5,400 per year which ended in June 2022, and (ii) we have an employment agreement with the wife of our Chief Scientific Officer whereby we pay her approximately €42,000 per year.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements for the year ended December 31, 2022 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. Such financial statements have been so included in reliance on the report of Reliant CPA PC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. Reliant CPA PC has offices at 895 Dove Street, Suite 300, #300180, Newport Beach, CA. Their telephone number is (949) 929-1932.

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following description of our Articles of Association, as amended by our Deed of Amendment on December 15, 2022, is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the Articles of Association.

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

Our ordinary shares are subject to, and have been created under, Dutch law. Set forth below is a summary of relevant information concerning the material provisions of our articles of association and applicable Dutch law.

Board of Directors

We have a one-tier board structure. Our board of directors (the “Board of Directors”) consists of two executive directors and five non-executive directors. The Board of Directors shall consist of such number of executive Directors as the Board of Directors may determine.

The Board of Directors is charged with our management. In fulfilling their duties, our directors will serve our interest and the business connected by us. The executive directors and the executive committee are charged with our day-to-day management. Supervision of the fulfilment of duties by the executive directors and of the general course of our affairs and the business connected with us will primarily be carried out by the non-executive directors. The executive directors must in due time provide the non-executive directors with the information they need to carry out their duties.

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

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to the Certificate of Incorporation, the Bylaws and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Certificate of Incorporation, the Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

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

A resolution of the general meeting has irrevocably authorized our Board of Directors until November 9, 2026 to limit or exclude pre-emptive rights on ordinary shares.

Pre-emptive rights do not exist with respect (a) to the issue of ordinary shares or grant of rights to subscribe for ordinary shares to our employees or a “group” company of ours, (b) the issue of ordinary shares against a contribution other than cash, and (c) preferred shares to be issued. A holder of preferred shares has no pre-emptive right to acquire newly issued ordinary shares.

Transfer of Ordinary Shares

Under Dutch law, transfers of ordinary shares (other than in book-entry form) require a written deed of transfer and, unless we are a party to the deed of transfer, and acknowledgement by or proper service upon us to be effective.

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

A resolution of the general meeting, dated June 28, 2022, has irrevocably authorized our Board of Directors for a period of 18 months to resolve for us to acquire fully paid-up ordinary shares up to the maximum number of ordinary shares permitted pursuant to the law and our articles of association from time to time, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to one hundred and ten percent (110%) of the market price of ordinary shares, provided that (i) for open market or privately negotiated repurchases, the market price will be the last closing price for ordinary shares on the Nasdaq Stock Market prior to the transaction, (ii) for self-tender offers, the market price will be the volume weighted average price for the ordinary shares on the Nasdaq Capital Market during a period, determined by the Board of Directors, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price will be the volume weighted average price of the ordinary shares on the Nasdaq Capital Market over the term of the arrangement. The volume weighted average price for any number of trading days will be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

Pursuant to a resolution of the general meeting, dated June 28, 2022, our Board of Directors is furthermore irrevocably authorized for a period of 18 months, commencing on June 28, 2022, to resolve for us to acquire fully paid up preferred shares up to the maximum number of preferred shares permitted pursuant to the law and our articles of association from time to time and that preferred shares may be acquired through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the preferred shares up to the higher of (i) the amount that would be paid by us upon cancellation of such preferred shares in accordance with the relevant provisions of our articles of association and (ii) one hundred and ten percent (110%) of the market price of the ordinary shares into which the preferred shares may be converted in accordance with the applicable provisions of our articles of association, whereby the market price shall be determined in the manner as set out in our articles of association.

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

Our Board of Directors may convene additional extraordinary general meetings at its discretion, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 10% of our issued share capital, may on their application be authorized by the Dutch court to convene a general meeting. The Dutch court will disallow the application if (i) the applicants have not previously requested in writing that our Board of Directors convenes a shareholders’ meeting or (ii) our Board of Directors convenes a shareholders’ meeting or (iii) our Board of Directors has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after such request.

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

We will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting. Holders of registered shares may further be provided with notice of the meeting in writing at their addresses as stated in its shareholders’ register.

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

Dissolution and liquidation

Our shareholders may at a general meeting, based on a proposal by our Board of Directors, by means of a resolution passed by an absolute majority of the votes cast resolve that we will be dissolved. In the event of our dissolution, the liquidation will be effected by our executive directors, under the supervision of our non-executive directors, unless our general meeting decides otherwise.

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

Dividends and Other Distributions

We may only make distributions to its shareholders if our equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law.

Under our articles of association, any profits or distributable reserves must first be applied to pay a dividend on the preferred shares, if outstanding. Any amount remaining out of distributable profits is added to our reserves as our Board of Directors determines. After reservation by our Board of Directors of any distributable profits, our general meeting will be authorized to declare distributions on the proposal of our Board of Directors. Our Board of Directors is permitted to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay its due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to its creditors.

The general meeting may determine that distributions will be made in whole or in part in the form of shares or a currency other than the Euro, provided on the proposal of the Board of Directors. We shall announce any proposal for a distribution and the date when and the place where the distribution will be payable to all shareholders by electronic means of communication with due observance of the applicable law and stock exchange rules. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to us (verjaring).

C. Material Contracts

We set out below, other than those agreements discussed in the sections of this annual report entitled “Item 7.B – Related-Party Transactions,” “Item 6.B – Compensation — Executive Compensation Agreements” and “Item 4.D — Property, Plant and Equipment”, those material agreements that we have entered into outside of our ordinary course of business in the past three years.

Contribution Agreement

On September 20, 2021, we acquired PharmGenomics GmbH (“PharmGenomics”) pursuant to the terms of a Contribution Agreement. Under the Contribution Agreement, we acquired all of the outstanding shares of PharmGenomics in exchange for 6,000,000 of our ordinary shares at a deemed valuation of $2.00 per share. The ordinary shares issued to the shareholders of PharmGenomics equaled approximately 62% of our outstanding shares on the date of issuance. Under the Contribution Agreement, we were to establish prior to the closing of our initial public offering an equity incentive plan for a number of shares not to exceed 12% of our issued and outstanding stock. Additionally, under the Contribution Agreement we agreed not to terminate or relocate the business without the consent of each subsidiary of S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, a company with limited liability under German law, that is a currently a shareholder or creditor of PharmGenomics for so long as such subsidiary remains a shareholder or creditor.

Agreements relating to the ColoAlert Intellectual Property Acquisition

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

In consideration of the exclusive license, we will pay ColoAlert AS (i) a fee of €5 per sample analyzed, payable at the end of each quarter, and (ii) a quarterly profit split in which ColoAlert AS receives 50% of the profit from ColoAlert tests (the “Profit Split”).

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

In February 2021, we entered into an Option to Purchase Intellectual Property Assets (the “Option Agreement”) with ColoAlert and Norda ASA (together the “Optionors”), whereby we were granted the option to acquire the intellectual property related to ColoAlert (the “ColoAlert IP”) within a three-year term. The intellectual property underlying the Option Agreement were trade secrets and no patents or patents pending existed in connection with such intellectual property.

Pursuant to the Option Agreement, we could purchase the ColoAlert IP in exchange for (i) €2,000,000 in cash or (ii) €4,000,000 to be paid in our ordinary shares. In the event that we exercised the option for cash, ColoAlert AS had the option to have us instead pay this amount in our ordinary shares.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA), which superseded the Licensing Agreement and the Option Agreement. Pursuant to the IPA we acquired the intellectual property for the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. Under the IPA, we are no longer required to pay the Profit Split.

Silent Partnership Agreements

We have entered into various silent partnership (loan) agreements with different investors as described below:

●	In 2020, we entered into a Silent Partnership Agreement to borrow €499,400. Prior to December 31, 2020, we borrowed €299,400 and during the six months ended June 30, 2021, we borrowed the remaining €200,000 that we are to repay by December 31, 2025. We are required to a minimum of 3% interest per annum on the loans, and in addition, until maturity the lenders are entitled to 3% of our net income in each fiscal year that we are profitable. Upon the amounts coming due, the lenders have the option to demand an additional payment equal to 15% of the contribution as a final remuneration;

●	In 2020, we borrowed €50,000 under silent partnership agreements that we are to repay by June 30, 2025. We are required to pay a minimum of 3.5% interest per annum on the loans, and in addition until maturity the lenders are entitled to 0.5% of our net income in each year that we are profitable;

●	Between the years of 2013 to 2016, we entered into silent partnership agreements for loans totaling €798,694 (of which $398,634 matures by June 30, 2023 and $400,000 that matures on December 31, 2025). We must pay a minimum of 8.5% interest per annum on the loans, and in addition until maturity the lenders are entitled to 1.66% of our net income in each year that are profitable. At maturity, the lenders have the option to demand an additional payment equal to 30% of the principal of the loans;

●	In 2010, we entered into a silent partnership agreement to borrow €300,000 that we are to repay January 31, 2023. We must pay a minimum of 8% interest per annum on the loan, and in addition until maturity the lender is entitled to 1.95% of our net income in each that we are profitable. At maturity, the lender has the option to demand an additional payment of up to 30% of the principal of the loan. This loan was repaid in January 2022.

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

We exercised the option on February 15, 2023 when we entered into an Assignment Agreement to acquire the intellectual property rights associated with the UdeS Biomarkers. In exchange for the UdeS Biomarkers, we are to (i) pay €25,000 in cash and (ii) pay a profit share of 2% of the net sales of any products that we sell using the UdeS biomarkers. We are responsible for the prosecution and maintenance of patents relating to the UdeS Biomarkers, which currently consists of a U.S. PTO patent application and its corresponding application with the World Intellectual Property Organization.

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

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares, such Dutch Resident Individual holder will be subject to an annual income tax imposed on a deemed return on the net value of the ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the deemed annual return of the Dutch Resident Individual’s net investment assets that are taxed under this regime, including the ordinary shares, is set at a variable percentage of the net value of the investment assets (with a maximum of 6.17% in 2023). Such fictitious annual return deemed to be derived from the ordinary shares will be taxed at a flat rate of 32% in 2023.

The net value of the investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ordinary shares are included as investment assets. A tax-free allowance of €57,000 is available (2023). For the avoidance of doubt, actual income, capital gains or losses in respect of the ordinary shares are as such not subject to Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). The deemed variable return will be adjusted annually on the basis of historic market yields.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).

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

Interest Rate Risk

In the future, we pay be exposed to interest rate risk on variable-rate interest-bearing financial liabilities. In such instances in the future, we will apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. In the future, we may enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk or into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

Interest rates have been subject to significant volatility in the recent past and may be again in the future.

Other Risks

See our audited consolidated financial statements as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 and the Risk Factors section of this Form 20-F for a fuller quantitative and qualitative discussion on the credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 15, 2022, we amended our Articles of Association as previously disclosed in a current report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 20, 2022 by execution of the Deed of Amendment. Among other matters, the Deed of Amendment eliminated the right of one or more shareholders holding more than 20% of our outstanding shares from nominating a director. Apart from the Deed of Amendment, there have been no other material modifications to the rights of our holders of ordinary shares since the start of our last fiscal year.

Use of Proceeds

On November 9, 2021, we completed an initial public offering of 2,300,000 ordinary shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-260176). We received approximately $10,358,750 in net proceeds from this offering.

On January 28, 2022, we completed a public offering of 1,725,000 ordinary shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-262294). We received approximately $23,529,700 in net proceeds from this offering.

As of the date of this annual report, we had approximately $10 million of net proceeds remaining from these two offering. The proceeds that we used from these two offering were primarily used for the design and structure of our European and U.S. based clinical studies for ColoAlert, research and development, recruitment of commercial personnel, and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2022. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as December 31, 2022.

B. Management’s Annual Report On Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C. Attestation report of the registered public accounting firm

Not applicable.

D. Changes In Internal Control Over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, our Audit Committee is comprised of three non-executive directors, Nicole Holden (Chair), Gregory Tibbits and Dr. Alberto Libanori; each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Nicole Holden qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We adopted a code of ethics, a copy of which is attached as an exhibit to this annual report, as available on the U.S. Securities Exchange Commission’s Edgar Website, on October 26, 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On January 17, 2023, we appointed Reliant CPA PC as our independent registered public accounting firm. Prior to then, BF Borgers CPA P.C. served as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by each of Reliant CPA PC and BF Borgers CPA P.C. for the fiscal years ended December 31, 2022 and 2021:

Reliant CPA PC

	Period Ended December 31,
	2022	2021
Audit Fees:	0	$-
Audit Related Fees:	0	$-
Tax Fees:	0	$-
Total:	0	$-

BF Borgers CPA P.C.

	Period Ended December 31,
	2022	2021
Audit Fees:	60,000	$45,000
Audit Related Fees:	26,000	$8,600
Tax Fees:	0	$0
Total:	86,000	$53,600

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 17, 2023, Reliant CPA PC replaced BF Borgers CPA P.C. as our independent registered public accounting firm. We previously disclosed this change in our certifying accountant in a current report on Form 6-K filed with the U.S. Securities and Exchange Commission on January 20, 2023.

ITEM 16G. CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the Nasdaq for U.S. companies. Accordingly, we follow Dutch corporate governance rules in lieu of certain of the Nasdaq’s corporate governance requirements. The significant differences between our Dutch corporate governance rules and the Nasdaq’s corporate governance requirements are set forth below:

●	Quorum Requirements. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

●	Solicitation of Proxies. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies, our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).

●	Shareholder Approval. We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB.

Financial statements filed as part of this annual report:

Mainz Biomed N.V.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Mainz Biomed N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mainz Biomed N.V. (the “Company”), as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and net operating cash outflows during the years ended December 31, 2022 and 2021 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

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

Other Matter

The consolidated financial statements for the year ended December 31, 2020 which is presented for comparative purposes, was audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 2, 2022.

/s/ Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

April 7, 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Mainz Biomed N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Mainz Biomed N.V. (the “Company”), as of December 31, 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BF Borgers CPA PC

Served as Auditor for 2021

Lakewood, CO

May 2, 2022

Mainz Biomed N.V.

Consolidated Statements of Financial Position

(Expressed in US Dollars).

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current Assets
Cash		$17,141,775	$8,727,542
Trade and other receivables, net	5	259,138	111,842
Inventories		175,469	-
Prepaid expenses	6	801,959	769,825
Total Current Assets		18,378,341	9,609,209

Property and equipment, net	7	661,692	37,884
Intangible asset		-	-
Right-of-use asset	8	1,177,695	393,702
Other asset		23,275	-
Total assets		$20,241,003	$10,040,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	9	$2,656,679	$784,786
Accrued payroll		260,000	233,710
Accounts payable – related party	14	-	84,750
Convertible debt	10	43,057	45,666
Convertible debt – related party	10	32,181	32,221
Loans payable	11	-	22,754
Loans payable – related party	11	-	92,792
Silent partnership	12	759,168	-
Silent partnership – related party	12	206,167	-
Lease liabilities	8	285,354	55,076
Total current liabilities		4,242,606	1,351,755

Silent partnerships	12	687,128	1,463,981
Silent partnerships – related party	12	256,086	476,138
Lease liabilities	8	959,116	387,766
Total Liabilities		6,144,936	3,679,640

Shareholders’ equity
Share capital	13	164,896	141,075
Share premium	13	38,831,542	13,126,493
Reserve	13	18,079,741	9,736,066
Accumulated deficit		(43,032,294)	(16,644,958)
Accumulated other comprehensive income		52,182	2,479
Total shareholders’ equity		14,096,067	6,361,155

Total liabilities and shareholders’ equity		$20,241,003	$10,040,795

Nature of operations and going concern (Note 1)

Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Comprehensive Loss

(Expressed in US Dollars)

		Years ended
		December 31,
	Note	2022	2021	2020

Revenue		$529,877	$577,348	$493,565
Cost of revenue		347,726	399,726	370,480
Gross profit		182,151	177,622	123,085

Operating expenses:
General and administrative	19	17,328,942	8,478,017	374,569
Sales and marketing	19	5,702,143	957,522	110,380
Research and development	19	3,660,495	466,689	311,851
Total operating expenses		26,691,580	9,902,228	796,800

Loss from operations		(26,509,429)	(9,724,606)	(673,715)

Other income (expense)
Accretion expense	10, 11, 12	(79,628)	(139,974)	(92,375)
Government grant – research and development	15	151,054	298,997	224,134
Government grant – below market financing		118,232	51,410	92,774
Interest expense		(209,696)	(199,197)	(176,417)
Other income		142,131	43,011	8,214
Acquisition expense	4	-	(2,019,739)	30,490
Total other income (expense)		122,093	(1,965,492)	86,820

Income (loss) before income tax		(26,387,336)	(11,690,098)	(586,895)
Income taxes provision		-	-	-
Net loss		$(26,387,336)	$(11,690,098)	$(586,895)

Foreign currency translation gain (loss)		49,703	204,969	(224,656)
Comprehensive loss		$(26,337,633)	$(11,485,129)	$(811,551)

Basic and dilutive loss per ordinary share		$(1.86)	$(1.62)	$(0.10)
Weighted average number of ordinary shares outstanding		14,157,492	7,210,889	5,607,243

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

(Expressed in US Dollars)

							Accumulated	Total
							Other	Shareholders’
		Number of	Share	Share		Accumulated	comprehensive	Equity
	Note	shares	Capital	Premium	Reserve	Deficit	Income (loss)	(Deficit)

Balance, December 31, 2019		5,607,243	$64,265	$41,846	$2,289,392	$(4,367,965)	$22,166	$(1,950,296)

Debt conversion feature	10, 12	-	-	-	20,292	-	-	20,292
Net loss		-	-	-	-	(586,895)	-	(586,895)
Currency translation		-	-	-	-		(224,656)	(224,656)
Balance, December 31, 2020		5,607,243	$64,265	$41,846	$2,309,684	$(4,954,860)	$(202,490)	$(2,741,555)

Issuance of ordinary shares for conversion of debt	10, 13	392,757	4,784	3,115	507,973	-	-	515,872
Recapitalization transaction	4	3,710,001	45,380	3,154,315	16,954	-	-	3,216,649
Sale of ordinary shares and warrants	13	2,300,000	26,646	9,927,217	471,297	-	-	10,425,160
Stock option expense	13	-	-	-	6,430,158	-	-	6,430,158
Net loss		-	-	-	-	(11,690,098)	-	(11,690,098)
Currency translation		-	-	-	-	-	204,969	204,969
Balance, December 31, 2021		12,010,001	$141,075	$13,126,493	$9,736,066	$(16,644,958)	$2,479	$6,361,155

Sale of ordinary shares and warrants	13	1,725,000	15,525	23,850,364	-	-	-	23,865,889
Issuance of ordinary shares for exercise of warrants	13	821,456	7,620	962,591	(587,711)	-	-	382,500
Share based expense	13	73,000	676	892,094	14,150	-	-	906,920
Stock option expense	13	-	-	-	8,917,236	-	-	8,917,236
Net loss		-	-	-	-	(26,387,336)	-	(26,387,336)
Foreign currency translation		-	-	-	-	-	49,703	49,703
Balance, December 31, 2022		14,629,457	$164,896	$38,831,542	$18,079,741	$(43,032,294)	$52,182	$14,096,067

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

		Years ended December 31,
	Note	2022	2021	2020
Cash Flows From Operating Activities
Net loss		$(26,387,336)	$(11,690,098)	$(586,895)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	13	9,824,157	6,430,158	-
Depreciation and amortization		379,798	69,929	60,462
Bad debt expense		65,389	-	506
Accretion expense	10, 11, 12	79,628	139,974	92,375
Government grant	12	(118,232)	(51,410)	(92,774)
Acquisition expense	4	-	2,019,739	-
Changes in operating assets and liabilities:
Trade and other receivables		(211,231)	24,215	(99,152)
Inventory		(172,377)	-	-
Prepaid expenses and other assets		(53,788)	(833,556)	(2,510)
Accounts payable and accrued liabilities		1,824,402	670,725	160,476
Deferred revenue		-	-	(1,225)
Net cash used in operating activities		(14,769,590)	(3,220,324)	(468,737)

Cash Flows From Investing Activities
Reverse Acquisition	4	-	1,219,856	-
Purchase of property and equipment		(658,483)	(16,705)	(9,685)
Net cash used in investing activities		(658,483)	1,203,151	(9,685)

Cash Flows From Financing Activities
Sale of ordinary shares and warrants	13	23,865,889	10,425,160	-
Warrant exercise proceeds	13	382,500	-	-
Proceeds from conversion of debt	10		7,673	-
Proceeds from convertible debt		-	-	11,414
Proceeds from loans payable	11	-	2,305	25,334
Proceeds from silent partnerships	12	-	236,636	398,811
Repayment of loans payable	11	(107,027)	(11,832)	-
Repayment of lease obligations	8	(197,944)	(49,408)	(38,878)
Net cash provided by financing activities		23,943,418	10,610,534	396,681

Effect of changes in exchange rates		(101,112)	11,613	721

Net change in cash		8,414,233	8,604,974	(81,020)
Cash at beginning of period		8,727,542	122,568	203,588
Cash at end of period		$17,141,775	$8,727,542	$122,568

Non-Cash Investing And Financing Activities
Right of use asset additions		$1,010,299	$32,353	$12,120
Issuance of ordinary shares for share exchange		$-	$3,216,649	$-
Issuance of ordinary shares for conversion of debt and accrued interest		$-	$508,237	$-
Interest expense paid		$125,543	$46,240	$23,522

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

December 31, 2022, 2021 and 2020

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

We develop and sell in-vitro diagnostic (“IVD”) tests, primarily our flagship ColoAlert product in European markets. We additionally operate a clinical diagnostic laboratory. We develop and distribute our IVD kits to third-party laboratories and through our on-line store.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its wholly owned subsidiaries, Mainz Biomed USA, Inc. and Mainz Biomed GmbH (f/k/a PharmGenomics GmbH), are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”).

Share Exchange

On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) between Mainz Biomed B.V. (“Mainz”), which was a private company with limited liability under Dutch law incorporated for the purpose of acquiring PharmGenomics. Under the Contribution Agreement, 100% of the shares of PharmGenomics were acquired in exchange for 6,000,000 shares of Mainz. Upon the closing of the Contribution Agreement, PharmGenomics became a wholly owned subsidiary of Mainz and the former shareholders of PharmGenomics held approximately 62% of the outstanding shares of Mainz prior to the Company’s initial public offering. On September 20, 2021, PharmGenomics and Mainz closed the Contribution Agreement. In November 2021, Mainz completed its initial public offering of its ordinary shares on the Nasdaq Capital Market, selling 2,300,000 shares at $5.00 per share.

Going Concern

The Company has recurring losses, accumulated deficit totaling $43,032,294 and negative cash flows used in operating activities of $14,769,590 as of and for the year ended December 31, 2022. The Company also had $17,141,775 of cash on hand at December 31, 2023. The Company plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern. While there are indicators of substantial doubt, the Company believes that its currently available cash on hand plus additional sources of funding, including the Company’s ability to raise additional capital through (i) the Company’s issuance of ordinary shares as evidenced by its sales through its Controlled Equity Offering (see Note 20) in which net proceeds of approximately $1.3 million was raised over a seven week period of time, and/or (ii) the Company’s market cap and liquidity profile which give it the ability to access capital markets in the future, the substantial doubt is alleviated and we believe the Company will be sufficiently funded to meet its planned expenditures and to meet the Company’s obligations for at least the one-year period following its consolidated financial statement issuance date.

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

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. They were authorized for issue by the Company’s board of directors on April 6, 2023.

New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023. The Company is evaluating the impact of the above amendments on its consolidated financial statements.

The Company is currently evaluating the impact the new standard will have on its financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

Revenue Recognition

The Company’s revenue is primarily derived through providing genetic diagnostic tests to customers. The Company recognizes revenue in accordance with IFRS 15–- “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive for those goods and services.

The Company sells its genetic diagnostic testing kits to both laboratory partners and directly to patients who are the end users of the product. Upon the delivery of our products to laboratory partners the Company has completed its performance obligations and as such revenue is recorded upon delivery. Sales to patients, or end users, where samples are sent to our diagnostic lab for testing and evaluation, are recognized when they are delivered to the end user, returned to our laboratory, and testing results have been delivered. Revenue from these sales is deferred on our Statement of Financial Position until recognition.

Cost of revenue

Cost of revenue consists of patient test kits and laboratory kits sold to laboratory partners and patients. In the case of test performed in our diagnostic laboratory Cost of Revenue also includes the labor and overhead related to the performance of those test.

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

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

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

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

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

4. CONTRIBUTION AGREEMENT

On August 3, 2021, Mainz Biomed N.V. (f/k/a Mainz Biomed B.V.) and Mainz Biomed Germany Gmbh (f/k/a Pharmgenomics GmbH (“PG”)) entered into Contribution Agreement for the purpose of the Mainz Biomed N.V. acquiring PG. Under the Contribution Agreement, 100% of the shares of PG were acquired in exchange for 6,000,000 shares of the Company. Upon the closing of the Contribution Agreement, PG became a wholly owned subsidiary of the Company with the former shareholders of PG holding approximately 62% of the outstanding shares of the Company, after the Contribution Agreement closing. On September 20, 2021, Mainz Biomed N.V. and PG closed the Contribution Agreement.

For accounting purposes, the acquisition was considered to be a reverse acquisition under IFRS 3 Business Combinations (“IFRS 3”) as the shareholders of PG obtained control of the Company. However, as Mainz Biomed N.V. did not, prior to the Contribution Agreement, meet the definition of a business as defined by IFRS 3, it has been accounted for as a share-based payment transaction in accordance with IFRS 2. The accounting for this transaction resulted in the following:

1.	The consolidated financial statements of the combined entity are considered a continuation of the financial statements of the legal subsidiary, PG.

2.	As PG was deemed to be the acquirer for accounting purposes, its assets and liabilities were included in the consolidated financial statements at their historical carrying values.

3.	Since the shares allocated to the former shareholders of PG on closing of the Contribution Agreement were considered within the scope of IFRS 2, and there were not specifically identified goods or service received in return for the issuance of the shares, the value in excess of the net identifiable assets (net of liabilities acquired) of Mainz Biomed, N.V. acquired on closing was expensed in the consolidated statement of loss and comprehensive loss as an Acquisition Expense. The fair value of the 6,000,000 common shares for all of the outstanding shares of PG was determined to be $3,216,649 or $0.54 per common share.

4.	The fair value of all the consideration given and charged to acquisition expense was comprised of

Fair value of common stock at share exchange date	$3,216,649

Identifiable assets acquired at September 20, 2021
Cash	1,219,855
VAT receivable	12,497
Accounts payable	(35,443)
$1,196,910

Unidentified assets acquired
Acquisition expense	$2,019,739

Total net identifiable assets and transaction costs	$3,216,649

5. TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2022	2021
Accounts receivable	$130,588	$17,995
Less: allowance for doubtful accounts	(66,852)	(796)
Accounts receivable, net	63,736	17,199
VAT receivable	192,154	94,085
Other	3,248	558
	$259,138	$111,842

6. PREPAID AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2022	2021
Prepaid insurance	$624,033	$743,750
Other prepaid expense	55,356	12,590
Security deposit	122,570	13,485
	$801,959	$769,825

7. PROPERTY AND EQUIPMENT

Property and equipment and the changes in property, equipment and accumulated depreciation for the years ended December 31, 2022 and 2021 are provided as follows:

	Laboratory equipment	Office equipment	Total
Cost
Balance at January 1, 2021	$67,512	$12,825	$80,337
Additions	16,706	-	16,706
Disposal	-	(209)	(209)
Effects of currency translation	(5,527)	(919)	(6,446)
Balance at December 31, 2021	$78,691	$11,697	$90,388
Additions	496,077	162,405	658,482
Disposal	-	-	-
Effects of currency translation	4,403	2,245	6,648
Balance at December 31, 2022	$579,171	$176,347	$755,518

Accumulated depreciation
Balance at January 1, 2021	$43,046	$6,954	$50,000
Depreciation	5,049	1,318	6,367
Effects of currency translation	(3,308)	(555)	(3,863)
Balance at December 31, 2021	$44,787	$7,717	$52,504
Depreciation	34,977	8,563	43,540
Effects of currency translation	(1,931)	(287)	(2,218)
Balance at December 31, 2022	$77,833	$15,993	$93,826

As of December 31, 2022 and 2021, management assessed that there were no events or changes in circumstances that would require impairment testing

8. LEASES

Right-of-Use Assets

The Company’s leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total
Cost

Balance as of January 1, 2021	$31,584	$11,234	$-	$527,285	$570,103
Additions	20,233	12,121	-	-	32,354
Effects of currency translation	(3,063)	(1,279)	-	(38,142)	(42,484)
Balance as of December 31, 2021	$48,754	$22,076	$-	$489,143	$559,973
Additions	17,936	336,127	92,352	563,885	1,010,300
Effects of currency translation	(2,464)	4,767	1,656	(17,828)	(13,869)
Balance at December 31, 2022	$64,226	$362,970	$94,008	$1,035,200	$1,556,404
Check:
Accumulated amortization
Balance as of January 1, 2021	$3,983	$2,340	$-	$107,245	$113,568
Depreciation	6,135	5,487	-	51,734	63,356
Effects of currency translation	(524)	(380)	-	(9,749)	(10,653)
Balance as of December 31, 2021	$9,594	$7,447	$-	$149,230	$166,271
Depreciation	11,456	69,569	21,720	115,281	218,026
Effects of currency translation	(343)	822	389	(6,456)	(5,588)
Balance at December 31, 2022	$20,707	$77,838	$22,109	$258,055	$378,709

As of December 31, 2022 and 2021, management assessed that there were no events or changes in circumstances that would require impairment testing.

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

Total
Balance as of January 1, 2021	$495,051
Additions	32,955
Interest expenses	47,102
Lease payments	(97,429)
Effects of currency translation	(34,837)
As of December 31, 2021	$442,842
Additions	1,010,299
Interest expenses	94,376
Lease payments	(292,320)
Effects of currency translation	(10,727)
As of December 31, 2022	$1,244,470

	December 31,	December 31,
Lease liabilities	2022	2021
Current portion	$285,354	$55,076
Long-term portion	959,116	387,766
Total lease liabilities	$1,244,470	$442,842

At December 31, 2022, the Company is committed to minimum lease payments as follows:

Maturity analysis	December 31, 2022
Less than one year	$338,754
One to two years	373,137
Two to three years	279,031
Three to four years	218,632
Four to five years	114,611
More than five years	174,941
Total undiscounted lease liabilities	$1,499,106
Amount representing implicit interest	(254,636)
Lease obligations	$1,244,470

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	December 31,
	2022	2021
Accounts payable	$1,333,044	$747,768
Accrued liabilities	1,236,942	26,989
Payroll liabilities	86,693	6,812
Value added taxes payable	-	3,217
	$2,656,679	$784,786

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

During the year ended December 31, 2021, the loan amounts of EUR417,272 ($508,237) were converted into 392,757 shares of share capital and the Company received cash of EUR6,485 ($7,673) to issue shares.

A continuity of the Company’s Convertible Debt is as follows:

	2019 and 2020 Convertible Loans – Related party	2017 Convertible Loans	Total
Balance, December 31, 2020	$447,181	$86,189	$533,370
Accretion	60,136	-	60,136
Conversion	(471,528)	(36,709)	(508,237)
Effects of currency translation	(3,568)	(3,814)	(7,382)
Balance, December 31, 2021	$32,221	$45,666	$77,887
Accretion	1,768	-	1,768
Effects of currency translation	(1,808)	(2,609)	(4,417)
Balance, December 31, 2022	$32,181	$43,057	$75,238

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

A continuity of the Company’s loans payable is as follows:

		Related party	Related party
	0.1% Loan	6% Loans	LOC	Total
Balance, December 31, 2020	$24,528	$41,326	$66,979	$132,833
Issued during the year	-	-	2,305	2,305
Extinguished during the year	-	-	(11,832)	(11,832)
Accretion	-	1,542	-	1,542
Effects of currency translation	(1,774)	(3,049)	(4,479)	(9,302)
Balance, December 31, 2021	$22,754	$39,819	$52,973	$115,546
Extinguished during the year	(21,076)	(36,883)	(50,866)	(108,825)
Effects of currency translation	(1,678)	(2,936)	(2,107)	(6,721)
Balance, December 31, 2022	$-	$-	$-	$-

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

A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	8% SPAs	Total
Balance, December 31, 2020	$288,558	$43,313	$1,030,167	$456,212	$1,818,250
Issued during the year	236,636	-	-	-	236,636
Discount	-	-	(51,410)	-	(51,410)
Accretion	34,970	3,214	30,018	10,093	78,295
Effects of currency translation	(31,315)	(3,256)	(73,694)	(33,387)	(141,652)
Balance, December 31, 2021	$528,849	$43,271	$935,081	$432,918	$1,940,119
Accretion	38,037	3,083	27,544	9,196	77,860
Effects of currency translation	(29,527)	(2,416)	(52,922)	(24,565)	(109,430)
Balance, December 31, 2022	$537,359	$43,938	$909,703	$417,549	$1,908,549

As at December 31, 2022, EUR 350,000 (approximately $375,445) (2021 – EUR 350,000) with a carrying value of $462,252 (2021 – $498,972) of the 8.5% SPAs were owing to major shareholders of the Company. EUR 150,000 of the loan is due on June 30, 2023 and EUR 200,000 of the loan is due on December 31, 2025.

13. EQUITY

Ordinary shares

The Company has 45 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The par value of share capital is EUR0.01 per share.

During the year ended December 31, 2022, the Company issued ordinary shares as follows:

●	1,725,000 ordinary shares issued for gross proceeds of approximately $25.9 million (proceeds net of offering expenses was $23.9 million);

●	821,456 ordinary shares issued for exercise of warrants, including cashless exercises (proceeds from the cash exercises of warrants were $382,500); and

●	73,000 ordinary shares issued for services valued at $906,920

During the year ended December 31, 2021, the Company issued ordinary shares as follows:

●	Pursuant to the Contribution Agreement as described in note 4, the Company issued 6,000,000 of its common shares to the former shareholders of PG in exchange for all of the issued and outstanding shares of PG.

●	Mainz Biomed N.V. (the company acquired for accounting purposes) sold 3,510,000 shares for $2.2 million gross proceeds.

●	At the time of the Company’s initial public offering in November 2021, the Company sold 2,300,000 shares for $5.00 per share for proceeds of $10,425,160, net of fees and expenses

●	392,757 ordinary shares were issued for the conversion of debt at a value of $515,872

Warrants

During the year ended December 31, 2021, in conjunction with private sales of ordinary shares, the Company issued 3,755,000 warrants and 140,000 underwriter warrants valued at $754,286, which was recorded to Reserve in the Statement of Financial Position. The warrants were valued using the Black-Scholes pricing model. The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement.

During the year ended December 31, 2021, the estimated fair values of the warrants issued were measured as follows:

December 31,
2021
Stock price at time of issuance	$ 0.283 - 1.602
Exercise price	$3.00
Expected term	2 - 5 years
Expected average volatility	75 - 95%
Expected dividend yield	0
Risk-free interest rate	0.16 - 1.08%

A summary of activity during the year ended December 31, 2022 and 2021 is as follows:

	Warrant	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of January 1, 2021	-	$-	-
Grants	3,916,000	3.08	2.13
Exercised	-	-	-
Expired	-	-	-
Balance as of December 31, 2021	3,916,000	$3.08	1.60
Grants	-	-	-
Exercised	(668,500)	3.48	2.03
Expired	-	-	-
Balance as of December 31, 2022	3,247,500	$3.00	0.44

Stock options

In 2021, our shareholders adopted our 2021 Omnibus Incentive Plan (the “Plan”). Under the Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 2,300,000 ordinary shares.

In 2022, our shareholders adopted our 2022 Omnibus Incentive Plan (the (“Plan”). Under the Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 500,000 ordinary shares.

During the year ended December 31, 2021, the Company granted 1,504,650 stock options valued at $13,968,627. Stock options with time-based vesting were valued using the Black-sholes pricing model, while stock options with market-based vesting were valued using the Monte Carlo simulation.

During the year ended December 31, 2022, the Company granted 894,500 stock options valued at $6,494,112. Stock options with time-based vesting were valued using the Black-Scholes pricing model.

During the year ended December 31, 2022 and 2021, the Company recorded share-based compensation of $8,917,237 and $6,430,158 and unamortized expense of $5,115,344 and $7,538,469 as of December 31, 2021, respectively. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the year ended December 31, 2022 and 2021, the estimated fair values of the stock options are as follows:

	December 31,	December 31,
	2022	2021
Exercise price	$ 6.98 - 20.87	$5.00 - 10.56
Expected term	5.55 - 6.75 years	5.5 - 10 years
Expected average volatility	73% - 79%	70% - 79%
Expected dividend yield	-	-
Risk-free interest rate	1.26% - 3.38%	1.10% - 1.51%

A summary of activity during the year ended December 31, 2022 and 2021 follows:

	Stock options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of January 1, 2021	-	$-	-
Grants	1,504,650	5.10	10.00
Exercised	-	-	-
Expiry	-	-	-
Balance as of December 31, 2021	1,504,650	$5.10	9.85
Grants	894,500	10.73	10.00
Exercised	-	-	-
Forfeited	(5,000)	15.28	-
Expiry	-	-	-
Balance as of December 31, 2022	2,394,150	$7.18	9.11

Exercisable as of December 31, 2022	1,398,179	$5.24	8.86

Controlled Equity Offering

In December 2022, the Company entered into a Controlled Equity Offering, known as an “ATM” facility. Pursuant to the ATM, the Company at its discretion and subject to an effective registration statement with the U.S. Securities and Exchange Commission, may sell through its agent, ordinary shares at market prices, for a fee of 3%. As of December 31, 2022, the Company had not sold any ordinary shares pursuant to the ATM.

14. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Chief Operating Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the year ended December 31, 2022 , 2021 and 2020 was as follows:

	Years ended December 31,
	2022	2021	2020
Salaries and benefits	$1,291,058	$673,464	$202,442

As of December 31, 2022 and 2021, the Company accrued management salaries of $260,000 and $233,710, respectively.

Remuneration paid to related parties other than key personnel during the year ended December 31, 2022, 2021, and 2020 was as follows:

	Years ended December 31,
	2022	2021	2020
Salaries and benefits	$-	$943	$15,972

During the year ended December 31, 2022, 2021, and 2020, the Company incurred interest expense of $32,457, $36,442, and $5,658 on balances owing to related parties, respectively.

During the year ended December 31, 2022, 2021, and 2020, the Company incurred accretion expense of $14,847, $17,489, and $2,135 on balances owing to related parties, respectively.

During the year ended 2022, 2021 and 2020, we recorded expenses of $97,924, $259,600 and $45,959, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively license the ColoAlert product. A non-executive director of the Company is also an owner of ColoAlert AS. During the year ended 2022, 2021 and 2020, we paid ColoAlert AS $97,924, $173,844 and 43,309, respectively. As of December 31, 2022 and 2021 we had liabilities recorded for unpaid costs to ColoAlert AS of $0 and $84,750, respectively, recorded as Accounts payable – related party.

15. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the years ended December 31, 2022, 2021 and 2020 and recognized as research grant revenue were as follows:

	Years ended December 31,
	2022	2021	2020
Research and Development Projects
Rapid detection of antibody-based pathogens	$42,055	$102,780	$91,461
Multi-marker test for the early detection of pancreatic cancer	108,999	196,217	100,591
Microarray based on nucleic acid detection for respiratory pathogens	-	-	5,995
Genetically based rapid detection of respiratory tract infections	-	-	26,087
	$151,054	$298,997	$224,134

As of December 31, 2022 and 2021, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $81,706 and $168,161, respectively.

16. FINANCIAL INSTRUMENT RISK MANAGEMENT

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at December 31, 2022 and 2021, the Company had an unrestricted cash balance of $17,141,775 and $8,727,542 to settle current liabilities of $3,889,340 and $1,351,755, respectively.

Historically, the Company’s primary source of funding has been the sale of ordinary shares and borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at December 31, 2022 and 2021:

	Within	Between one and	More than
	one year	five years	five years
Accounts payable and accrued liabilities	$2,656,679	$-	$-
Accrued payroll	260,000	-	-
Convertible debt	75,238	-	-
Silent partnerships	965,335	943,214	-
Lease liabilities	285,354	771,457	187,659
	$4,242,606	$1,714,671	$187,659

	Within	Between one and	More than
	one year	five years	five years
Accounts payable and accrued liabilities	$943,178	$-	$-
Convertible debt	81,623	-	-
Loans payable	121,087	-	-
Silent partnerships	-	2,033,162	-
Lease liabilities	100,251	377,711	151,120
	$1,246,139	$2,410,873	$151,120

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

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

17. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the year ended December 31, 2022, 2021, and 2020, the Company had revenue from three, four, and three, customers that accounted for approximately 77%, 56%, and 46% of revenue, respectively.

18. INCOME TAXES

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Net loss for the period	$(26,387,336)	$(11,690,098)	$(586,895)
Statutory income tax rate	25.0%	25.0%	31.2%
Expected in tax recovery at statutory income tax rates	$(6,597,000)	$(2,923,000)	$(177,814)
Permanent differences	2,342,000	1,601,000	14,390
Difference in tax rates, foreign exchange, and other	3,723,000	484,000	(112,435)
Change in deferred tax assets not recognized	532,000	838,000	275,859
Income tax recovery	$-	$-	$-

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2022	December 31, 2021
Deferred tax assets
Net operating loss carryforwards	$2,717.532	$2,185,532
Deferred tax assets not recognized	(2,717.532)	(2,185,532)
Net deferred tax asset	$-	$-

As of December 31, 2022 and 2021, the Company has approximately $21,440,000 and $7,357,000 of non-capital losses that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

19. OPERATING EXPENSES

For the years ended December 31, 2022, 2021, and 2020, operating expenses consisted of the following:

General and administrative	2022	2021	2020
Salaries and benefits	$3,942,016	$986,491	$268,545
Employee stock option expense	8,931,386	6,430,158	-
Professional fees	2,450,990	800,836	20,020
Consulting expenses	741,937	-	2,179
Office expenses	785,862	193,514	55,497
Travel and entertainment	291,990	37,503	1,753
Depreciation and amortization	119,372	29,515	26,069
Bad Debt	65,389	-	506
	$17,328,942	$8,478,017	$374,569

	2022	2021	2020
Sales and marketing
Salaries and Benefits	$464,668	$84,418	$80,686
Consulting expenses	222,919	243,012	-
Marketing and advertising	4,929,598	587,018	5,187
Office expenses	49,092	34,206	16,674
Depreciation and amortization	35,866	8,868	7,833
	$5,702,143	$957,522	$110,380

	2022	2021	2020
Research and development
Salaries and benefits	$1,377,542	$250,266	$239,199
Consulting expenses	660,861	26,290	23,220
Lab and office expenses	1,375,349	106,487	49,432
Materials for clinical studies	140,416	-	-
Depreciation and amortization	106,327	83,646	-
	$3,660,495	$466,689	$311,851

20. SUBSEQUENT EVENTS

Controlled Equity Offering

During the period from January 1, 2023 to April 4, 2023, pursuant to the Controlled Equity Offering (see note 13) we sold 195,044 ordinary shares for net proceeds of $1,284,931.

ColoAlert Intellectual Property

Our principal product is ColoAlert, a colorectal cancer (“CRC”) screening stool DNA (“deoxyribonucleic acid”) test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). If we opt to make the one-time payment in cash, ColoAlert AS has the right to require us to pay the €2,000,000 in ordinary shares at the valuation of our most recent financing. Subsequent to February 11, 2021, ColoAlert AS assigned their interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA), which supersedes the Licensing and Options Agreements. Pursuant to the IPA we acquired the intellectual property for the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years.

mRNA Biomarkers

In January 2022, we entered into a Technology Rights Agreement related to a portfolio of novel mRNA biomarkers developed at the Université de Sherbrooke (the “UdeS Biomarkers”) and owned by the University’s technology transfer entity SOCPRA Sciences Santé et Humaines S.E.C (TTS). Pursuant to the agreement, we acquired an exclusive unilateral option to acquire the intellectual property rights associated with the UdeS Biomarkers in exchange for a payment of €10,000 and an agreement to pay for the prosecution and maintenance of certain intellectual property relating to the UdeS Biomarkers.

We executed on the option on February 15, 2023 when we entered into an Assignment Agreement to acquire the intellectual property rights associated with the UdeS Biomarkers. In exchange for the UdeS Biomarkers, we are to (i) pay €25,000 in cash and (ii) a profit share of 2% of the net sales of any products that we sell using the UdeS biomarkers.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

2.1	Description of Securities registered under Section 12 of the Exchange Act
3.1	Unofficial English translation of Deed of Conversion**
3.2	Unofficial English translation of Deed of Amendment, dated December 15, 2022**
4.1	Share Certificate—Ordinary Shares**
10.1	License and Development Agreement, dated January 1, 2019, between the Company and ColoAlert AS**
10.2	Amendment to License and Development Agreement, dated November 2, 2020, between the Company and ColoAlert AS**
10.3	Option to Purchase Intellectual Property Assets, dated February 2021, among the Company, ColoAlert AS and Norda ASA**
10.4	Management Services Agreement, dated July 1, 2020, between the Company and Guido Baechler**
10.5	Consulting Agreement, dated July 16, 2021, between the Company and William Caragol**
10.6	Management Services Agreement, dated January 1, 2019, between the Company and Dr. Moritz Eidens**
10.7	Management Services Agreement, dated January 1, 2019, between the Company and Philipp Freese**
10.8	Contribution Agreement between the Company and PharmGenomics GmbH**
10.9	Form of Silent Partnership Agreements**
10.10	Form of Mainz Biomed N.V. 2021 Omnibus Incentive Plan**
10.11	Amendment to Management Services Agreement between Guido Baechler and the Company**
10.12	Amendment to Consultant Agreement between William Caragol and the Company**
10.13	Amendment to Management Services Agreement between Dr. Moritz Eidens and the Company**
10.14	Amendment to Consultant Agreement between Philipp Freese and the Company**
10.15	Technology Rights Agreement, dated January 4, 2022, between the Company and Socpra Sciences Santé Et Humaines S.E.C.**
10.16	Employment Contract with William Caragol, dated April 29, 2022**
10.17	Intellectual Property Asset Purchase Agreement, dated February 15, 2023, with Uni Targeting Research AS**
10.18	Assignment Agreement, dated February 15, 2023, with SOCPRA Sciences Santé et Humaines S.E.C.**
12.1	Section 302(a) Certification of CEO
12.2	Section 302(a) Certification of CFO
13.1	Section 906 Certifications of CEO and CFO
14.1	Code of Ethics and Business Conduct**
15.1	Consent of Reliant CPA PC
15.2	Consent of BF Borgers CPA PC
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

**	Previously filed

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mainz Biomed N.V.

Date: April 7, 2023

By:	/s/ Guido Baechler
Guido Baechler
Chief Executive Officer