Form 20-F
period 2023-12-31
MAINZ BIOMED N.V.
filed 2024-04-09
CIK 1874252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Mr. Guido Baechler
Chief Executive Officer
+49 (0) 6131 / 55428-60
info@mainzbiomed.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares	MYNZ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares

(Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

21,165,482 Ordinary Shares

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

We are an early-stage company. Since inception, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended December 31, 2023 and December 31, 2022 were approximately $26,295,727 and $26,387,336, respectively. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold or could result in the loss of your entire investment. Until we earn a profit (and even if we earn a profit, until we earn a sufficient profit), our ability to continue and grow our operations depend on our ability to raise additional capital through debt and equity financings. If we are unable to raise additional capital through debt and equity financings, we could be forced to curtail or cease our operations, including in the near term.

Terms of subsequent financings may adversely impact your investment.

We have primarily funded our operations through in common equity, debt, or preferred stock financing and intend to engage in such financings in the future. Your rights and the value of your investment in our securities could be reduced as a result of any such future financing. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred shares could be more advantageous to those investors than to the holders of ordinary shares. In addition, if we need to raise more equity capital from the sale of ordinary shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Ordinary shares which we sell could be sold into the public market for our ordinary shares which could adversely affect the market price of our ordinary shares. As of the date of this annual report, we are subject to the “baby shelf” restrictions for the use of a shelf registration statement, meaning that we can only offer one-third of our public float through a shelf registration statement in any 12-month period. If we intend to register securities for sale that are equal to more than one-third of our public float in any 12-month period, we would have to do so through a registration statement on Form F-1, and any such financing could require less favorable terms or have a lesser chance of success.

Our inability to manage growth could harm our business.

We have added, and expect to continue to add, additional personnel in the area of research and development (where the approximate $4.6 million increase in our research and development expenses between our 2023 and 2022 fiscal years was primarily attributable to the increase in headcount in our employees working on research and development) and elsewhere in our company. We expect to continue to add additional personnel in the areas of sales and marketing, research & development, laboratory operations, finance, quality assurance and compliance. As we build our commercialization efforts and expand research and development activities, our operating expenses and capital requirements have also increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward in commercializing our tests and developing our test portfolio, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

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

Our financial statements for the fiscal year ended December 31, 2023 include an explanatory paragraph from our auditor indicating that there is substantial doubt about our ability to continue as a going concern.

Since inception, we have devoted substantially all of our resources to developing our in-vitro diagnostic tests, establishing partnerships and sales channels to distribute such tests and operating a clinical diagnostic laboratory.   We have recurring losses, accumulated deficit totaling $69,328,021 and negative cash flows used in operating activities of $21,938,845 as of and for the year ended December 31, 2023, and we expect to continue to have recurring losses and negative cash flows in operating activities in the near future as we seek to gain regulatory approval for our principal product in certain jurisdictions. These factors led management to conclude that there is a substantial doubt as to our ability to continue as a going concern for a period that is one year from the date of our financial statements, and we prepared out financial statements on that basis. In addition, the auditor’s opinion accompanying our audited financial statements for the year ended December 31, 2023 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern as a result of recurring losses from operations and negative cash flows. We expect our financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate our research and development, regulatory, and commercial efforts which could adversely affect our future business prospects and our ability to continue as a going concern.

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

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments, such as the ongoing wars in Ukraine and the Middle East, and global economic phenomenon, as well as general financial market turbulence and natural phenomena, such as the COVID-19 pandemic. Uncertainty about global economic conditions could result in:

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

We are subject to cybersecurity risks to operational systems, security systems, infrastructure and personal data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business or subject us to liability for mishandling sensitive data.

We may become exposed to actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. For example, we are at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing, and production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our solutions; or personal data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures require constant updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production or laboratory capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results. In addition, our insurance coverage for cyber-attacks may not be sufficient to cover all the losses we may experience as a result of a cyber incident. Any problems with our third-party cloud hosting providers, whether due to cyber security failures or other causes, could result in lengthy interruptions in our business.

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

The public market for our ordinary shares has a limited history. Our ordinary shares began trading on the Nasdaq Capital Market on November 5, 2021, and since that date they have had a high closing price of $27.76 per share and a low closing price of $0.875 per share. The daily trading volume and our per ordinary share market price may decrease significantly after the date of this annual report. The value of our ordinary shares could decline due to the impact of any of the following factors upon the market price of our ordinary shares:

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

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present shareholders. We are authorized to issue an aggregate of 45,000,000 ordinary shares. As of March 26, 2024, we had 21,886,575 ordinary shares outstanding, approximately 45% of the ordinary shares that we are authorized to issue. In addition as of March 26, 2024, we had 6,957,500 warrants exercisable into ordinary shares outstanding, 2,749,650 options exercisable into ordinary shares outstanding and $5,185,772 of convertible debt outstanding, which is convertible into 2,576,776 ordinary shares using the lowest permitted conversion price.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of June 30, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of (i) our assets are located in the United States or (ii) our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. We believe that it is possible that when we analyze whether we are a foreign private issuer as of June 30, 2024 we will conclude that we are not.

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

Nasdaq maintains certain standards which Nasdaq requires listed companies meet for their respective securities to continue to be listed and traded on its exchange, and if we are unable to continue to meet such continued listing requirements, Nasdaq may choose to delist our ordinary shares from its exchange, which may adversely affect the liquidity and trading price of our ordinary shares.

Our ordinary shares are currently listed on Nasdaq. Nasdaq requires that companies that have securities listed with it continue to meet certain requirements to maintain such listing. Failure to meet these requirements would result in a delisting of the securities from Nasdaq. One such requirement is that securities listed on Nasdaq do not have a 30 consecutive trading day period in which the minimum bid price of such securities is less than $1.00 per share. As of March 26, 2024, the closing price of our common stock was $1.01, and we recently had a six-consecutive day trading day period where the minimum bid price was below $1.00 shortly followed by a 13-consecutive day trading day period where the minimum bid price was below $1.00.

Generally, if a company falls afoul of a Nasdaq continued listing requirement, there is an automatic grace period to regain compliance and Nasdaq may, upon request, grant additional periods for the company to regain compliance. In the future, we may cease to be compliant with Nasdaq’s continued listing requirement, and if that occurs we may not be able to regain compliance within the periods allotted to us. If our ordinary shares are delisted and we are not able to list our securities on another national securities exchange, we expect our ordinary shares could be quoted on the OTCQB or the “pink sheets.” If this occurs, we could face material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we are delisted and are unable to have our ordinary share quoted on the OTCQB or “pink sheets” or similar bulletin board, our shareholders would not be able to resell their securities in a public market.

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

B. Business Overview

General

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We additionally operate a clinical diagnostic laboratory and distribute our IVD kits to third-party laboratories in Europe and through our on-line store in Germany.

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

For most cancer, early detection can be lifesaving and for CRC, in particular, the symptoms are unclear and removal of cancer by surgery in the early stage is easy compared to treatment at a late stage. Screening of CRC is both lifesaving and cost saving. We compete with other entities developing and offering diagnostic tests to detect the presence of cancers. Our core product is a CRC screening stool DNA test, and we are in the early stages of researching a similar test for pancreatic cancer.

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

ColoAlert and Our Next Generation Colorectal Cancer Screening Test

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

In connection with the Udes Biomarkers, we have initiated two feasibility studies to evaluate the Udes Biomarkers, as well as the DNA biomarkers and FIT tests that comprise our current ColoAlert test. The first of these two studies, ColoFuture, is an international multi-center clinical study to evaluate the effectiveness of the UdeS biomarkers to enhance ColoAlert’s technical profile to expand its capability to identify AA while increasing ColoAlert’s rates of diagnostic sensitivity and specificity. ColoFuture is designed to evaluate 662 subjects, including patients with average risk of colon cancer and subjects suspected or known to have colon cancer or advanced adenoma. Enrollment in ColoFuture is expected to be completed by late 2023. We are also performing a U.S. multi-center study under the label “eAArly DETECT” designed to measure both feasibility and stability, evaluating 450 subjects, including patients with average risk of colon cancer and subjects suspected or known to have colon cancer or advanced adenoma. eAArly DETECT is expected to complete enrollment for the feasibility analysis during the first half of 2023 and stability by the end of 2023. These studies are intended to evaluate the optimal combination of biomarkers, both which may include DNA and mRNA and DNA biomarkers and a FIT test, to be included our next generation of product, to be evaluated in our pivotal FDA PMA study, labeled “reconAAsense”.

In October 2023, we announced results from the ColoFuture study which included a sensitivity for CRC of 94% with a specificity of 97% and a sensitivity for advanced adenoma (AA) of 80%. In December 2023, we announced topline results from our eAArly DETECT U.S. clinical study which reported a sensitivity for colorectal cancer of 97% with a specificity of 97% and a sensitivity for advanced adenoma of 82%. These topline results confirm the positive results from ColoFuture, its European counterpart which reported data in October 2023. The eAArly DETECT study enrolled 254 evaluable subjects across 21 sites in the United States with a similar design to that of ColoFuture, its European counterpart. Patients aged 45 years and older were invited to participate when referred for a colonoscopy to either screen for CRC (average risk), to follow up on a positive non-invasive test, imaging or symptoms, or if a subject was already identified as having colorectal cancer but before any treatment had been administered. Those who agreed to provide a stool sample in advance of the colonoscopy (or treatment in the case of subjects with already identified colorectal cancer) were eligible for participation. Subjects were classified into groups following central pathology review: CRC, advanced adenoma, non-advanced adenoma, no findings, or non-colorectal cancer. Each subject outcome was compared to the results from the ColoAlert® test incorporating the novel biomarkers.

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

The mean age of onset is 71 years for men and 75 years for women. Similar to other cancers, age is an essential risk factor. Most patients are over 50, with most diagnoses occurring between the ages of 60 and 80. The fact that pancreatic cancer is the European Union’s third biggest cancer killer, despite being the seventh most common cancer, highlights the extremely poor outlook for patients. Although, the survival rate of pancreatic cancer patients has improved in the last few decades, there is still the urgent need for early diagnostic optimization.

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

Competitive Advantages & Operational Strengths

We face competition from providers of more traditional CRC screening diagnostics, such as colonoscopies, as well as other manufacturers of non-invasive stool- or blood-based tests. We believe the primary competitive factors for ColoAlert and our next generation colorectal cancer screening test include but are not limited to:

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

Strategy

We intend to make the next generation ColoAlert the global CRC screening market leader by providing the best performance at an affordable cost. To fulfil this goal efficiently, our sales strategy is primarily based on collaborations with large laboratory chains. This distribution strategy is chosen because laboratories typically have a large customer base of physicians as well as a strong sales team. This can increase awareness of ColoAlert within the physician community in a cost-effective manner. At the same time, it offers the opportunity for accelerated product rollouts in foreign markets, as large laboratory chains operate across Europe or worldwide and successful products are often distributed within the laboratory chain. Laboratory partners benefit from the introduction and distribution of ColoAlert especially from the increased medical added value, the positioning as innovation leaders and from, we believe, significantly higher margins compared to conventional stool tests such as FIT.  We believe that this distribution approach also provides a strong business differentiation in the United States from the Cologuard, a test offered by Exact Sciences Corporation. Cologuard is performed exclusively in Exact Sciences’ in-house laboratories and therefore other laboratories currently do not have access to a multitarget stool test. By providing the ColoAlert test kits, other laboratories can also offer highly sensitive, non-invasive CRC screening to their affiliated physicians and their patients.

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

Expansion of ColoAlert in Europe and Other Select European Markets

We have advanced ColoAlert’s commercial presence in Germany, leveraging our proximity to Frankfurt where our headquarters are located. In 2024, Germany will remain our focal market, as we aim to enlarge our footprint through a combination of direct sales, channel partnerships, and heightened product visibility. We are implementing a dual distribution model: a centralized system via our laboratory and a decentralized approach through associated lab partners.

ColoAlert is directly offered to medical professionals overseeing colorectal cancer (CRC) screening in Germany. This group is not limited to the 1,800 gastroenterologists who primarily conduct colonoscopies but extends to 55,000 general practitioners and over 7,000 specialized practices in gynecology and urology, who customarily initiate CRC screening, predominantly through the FIT stool test. For individuals covered by statutory health insurance, ColoAlert is a supplementary expense, whereas it is reimbursable for those with private insurance. Out of Germany’s 84 million populace, approximately 10 million have private health coverage. To facilitate sales, we are developing targeted marketing resources and planning to engage physicians and healthcare providers at medical conferences.

Our strategy also includes partnering with laboratories that have a stronghold in CRC screening. These partnerships enable us to reach broader physician networks affiliated with these labs. Approximately 12 lab chains in Germany process about 64% of the FIT tests, amounting to roughly 3 million tests annually. By partnering with significant lab chains and independent laboratories, we aim to amplify ColoAlert’s market penetration.

Furthermore, we have pioneered a direct-to-consumer channel allowing patients to acquire ColoAlert via an online portal, bypassing the need for a doctor to prescribe the test. This access point is particularly beneficial for individuals below the typical screening age, in light of the rising incidence of CRC among the under-50 demographic.

We are not currently seeking statutory reimbursement for ColoAlert, as we believe our next-generation test, currently under development, is more attuned to the stringent criteria set by German regulatory and reimbursement agencies. With enhanced sensitivity and specificity for detecting early-stage colorectal cancer and advanced adenomas, this forthcoming product is poised for inclusion in statutory reimbursement schemes, thereby establishing a solid market presence in anticipation of its release.

Other European Markets

Mainz Biomed is progressively extending its operations to additional German-speaking territories and selected international markets that are accustomed to personal health expenditures, as ColoAlert is not included in statutory health insurance programs in these regions. Currently, our reach includes established connections in the United Kingdom, Spain, Poland, Austria, Romania, Italy, and Israel.

While we broaden our reach within other European markets, particularly those accustomed to out-of-pocket payments for medical tests, we will fortify our commercial team with individuals who possess robust local expertise in marketing cutting-edge diagnostic products. Our growth strategy is to target medical practices and clinical labs directly, bolstering our sales efforts with specialized training for sales reps, educational seminars for physicians, and joint marketing initiatives to heighten ColoAlert’s profile.

As we pursue these expansions, we remain committed to adapting our commercial strategies to align with the healthcare payment practices prevalent in each locale. We recognize the importance of catering to markets with a predisposition towards out-of-pocket payments for health services, which presents a favorable environment for ColoAlert’s integration and acceptance in the near term, while pursuing statutory reimbursement for our next generation product.

Entry into the U.S. Market

We plan to employ decentralized product and marketing strategy in the United States ; we will seek to sell the ColoAlert test as a test kit to clinical laboratories that are certified by the Secretary of the Department of Health and Human Services under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA labs”) requiring FDA market authorization. The top five laboratory chains in the United States had revenues of nearly $38 billion in 2020. Alternatively or in addition, we could offer ColoAlert, or as a laboratory developed test offered by the Mainz BioMed clinical laboratory governed under US Centers for Medicare and Medicaid Services (“CMS”).

We are exploring the required clinical and regulatory path to submit ColoAlert to the FDA to achieve a CRC screening claim for asymptomatic patients who are at average risk for CRC, aged 45 to 80.

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

Integral to our development strategy concerning the evolution of the product’s specifications is the potential to upgrade its technical profile to achieve a transformational advancement in self-administered CRC screening. To this end, we have also initiated eAArly DETECT, our U.S. extension of ColoFuture, our European feasibility study evaluating the integration of a portfolio of novel gene expression (mRNA) biomarkers into our next-generation product. These biomarkers have demonstrated a unique ability to identify precancerous colonic polyps and early-stage CRC (Herring et al., 2021). The eAArly DETECT study was initiated in November of 2022 and is evaluating the effectiveness of these biomarkers to enhance product specifications to extend its capability to include the detection of advanced adenomas while increasing rates of diagnostic sensitivity and specificity for colorectal cancer. Based on the study’s outcome, we will decide whether to integrate the biomarkers evaluated in ColoFuture’s eAArly DETECT into the reconAAsense study. In December 2023, we announced topline results from our eAArly DETECT U.S. clinical study which reported a sensitivity for colorectal cancer of 97% with a specificity of 97% and a sensitivity for advanced adenoma of 82%.

During this market preparation period market conditions may change, existing competitors may improve their products or new competitors may become commercially active which may force us to adjust our future commercial strategy if the FDA eventually authorizes the product. We may consider manufacturing our next generation ColoAlert test kits as private label products to be sold to labs. In this case, we likely would not undertake any marketing efforts in the United States to promote it to physicians and patients but expect our business partner to take on this obligation.

Research and Development

Our research and development strategy has been centered on

●	developing our product candidate PancAlert, a proposed stool-based screening test for pancreatic cancer that is in the early stages of development and might never become a product, and

●	running our ColoFuture study, an international multi-center clinical study to evaluate the effectiveness of the UdeS biomarkers to enhance ColoAlert’s technical profile to expand its capability to identify AA while increasing our next generation prodcut’s rates of diagnostic sensitivity and specificity. Our ColoFuture Study has been expanded into the United States under the label “eAArly DETECT”.

Our research and development team is located at our facilities in Mainz, Germany, and consisted of 26 employees and independent contractors as of December 31, 2023. We have patent applications pending relating to the UdeS Biomarkers, as well as trade secrets. If our research and development efforts are successful for our next generation colorectal cancer screening test or PancAlert, we intend to file patent applications to protect the intellectual property derived from such research and development.

We have received government grants as part of our research and development programs, including approximately $28,000 in our fiscal year ended December 31, 2023 and $151,000 in our fiscal year ended December 31, 2022.

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

The compliance rate for colonoscopy in Germany even after a consultation with a physician is a mere 16%. The occurrence of false-positive results is not possible due to the nature of the method. Usually, national screening programs suggest a screening interval of 10 years for this method. Because of the invasive procedure and the prior bowel cleansing, this method has a patient acceptance rate of less than 20%..

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

As we continue to innovate within the non-invasive colorectal cancer (CRC) screening market, Mainz Biomed competes against a spectrum of entities offering alternative screening tests. Notably, many of our contemporaries in both Europe and the United States have considerably more robust financial backing and superior capabilities in areas such as technical development, manufacturing, and marketing. These organizations often enjoy more comprehensive customer networks, deeper industry connections, and greater brand recognition, with a history that may enable them to adapt more swiftly to emergent technologies and market shifts.

We are in competition with several key players in the CRC screening landscape:

●	Exact Sciences: This leading molecular diagnostics firm specializes in the early detection of various cancers, producing Cologuard, a fecal DNA-based CRC screening test. Cologuard boasts a sensitivity of 92% and specificity of 87%, with an average reimbursement rate of $500, as reported in a New England Journal of Medicine study. Exact Sciences is actively expanding its U.S. market share, strengthening healthcare provider relationships, and diversifying its oncology screening portfolio through strategic acquisitions.

●	Freenome Holdings, Inc.: Aiming to enhance early cancer detection, Freenome Holdings is pioneering a blood-based CRC screening test that employs a multimodal data approach, with pivotal FDA study results and clearance anticipated in the next 12 months.

●	Geneoscopy Inc.: Focusing on gastrointestinal health, Geneoscopy’s stool RNA test “ColoSense” has shown promising sensitivity and specificity rates in detecting CRC and advanced adenomas during clinical trials. An FDA decision on pre-marketing approval is expected in 2024.

●	Guardant Health, Inc.: Known for its liquid biopsy technology, Guardant Health’s “Shield” blood test detects colorectal cancer signals, including circulating tumor DNA, with high sensitivity and specificity, as demonstrated in clinical validation studies. Guardant are also targeting a commercial launch of the product in the US sometime in 2024.

●	GRAIL, Inc.: Leveraging next-generation sequencing technology, GRAIL’s “Galleri” blood test can detect over 50 types of cancer, intended for use alongside traditional screening methods, priced at $959.

●	Universal DX: This Spanish entity is developing “Signal-C,” a liquid biopsy screening test for CRC, currently undergoing validation to demonstrate sensitivity and specificity metrics, with FDA approval in process.

Despite not being the earliest entrant into the market, we believe that our strategic emphasis on decentralized laboratory testing, leveraging well-established PCR methodology allows us to position competitively against many firms adopting centralized testing models with costlier technologies like next-generation sequencing and mass spectrometry. We anticipate the commercial availability of various developmental screening tests in the United States by the time we seek FDA approval for our next-generation product. Nonetheless, there remains a gap within the large reference laboratory and health network sectors for CRC screening options, which we aim to fill.

We might not be able to compete successfully in our market, particularly as we seek to enter the United States and commercialize ColoAlert. We expect that some of the screening tests currently being developed will be commercially available in the United States by the time we obtain FDA approval for ColoAlert, if we receive it at all. If our competitors introduce new diagnostic tests that compete with or surpass the accuracy, price or ease of use of our products, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Customers

Our current customers are primarily laboratories in Germany, including some of the largest chains in Germany, that offer our ColoAlert test to physicians for use with their patients. For the year ended December 31, 2023, 2022 and 2021, we had revenue from one, two and four customers that accounted for approximately 21%, 38% and 56% of revenue, respectively. We are actively seeking to expand our customer base in Europe, and we intend to further expand it into the United States depending upon the progress of an application with the FDA for approval of ColoAlert.

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

C. Organizational structure

We have three wholly-owned subsidiaries, Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH), Mainz Biomed USA, Inc. and European Oncology Lab GmbH (which is a wholly owned subsidiary of Mainz Biomed Germany GmbH).

D. Property, plant and equipment

Our principal premises are located at Robert Koch Strasse 50, Mainz, Germany. In 2013, we entered into a fifteen-year lease agreement for these premises with a monthly minimum rent of approximately €5,730 plus ancillary rental costs of approximately €1,500 per month. The leased premises is approximately 7,300 sq. ft. in size. During 2022, we entered into three additional lease agreements (i) starting January with additional rent of €2,307 and ancillary costs of €621 until December 2028 (2,228 sq. ft.), (ii) starting July with additional rent of €7,024 and ancillary costs of €1,012 until December 2026 (3,631 sq. ft.) and (iii) starting August with additional rent of €385 and ancillary costs of €187 until December 2026 (476 sq. ft). During 2023, we entered into two additional contracts for (i) lab space, starting in February 2023 until the end of December 2030 with rent of €8,200 and ancillary cost of €2,580 (7,883 sq.ft) and (ii) office space, starting April 2023 with rent of €1,250 and ancillary cost of €280 until December 2018 (860 sq.ft). Total rented space on our principal location amounts to approximately 22,400 sq. ft with a monthly rent of approx. €24,300 and ancillary costs of approximately €7,000.

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

Organization and Overview of Operations

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We additionally operate a clinical diagnostic laboratory and distribute our IVD kits to third-party laboratories in Europe and through our on-line store in Germany.

In addition, we conduct research and development to increase and diversify our product portfolio. Currently, we are managing our government funded research and development project called PancAlert, which provide us non-refundable grant income that covers a percentage of the individual project-related costs.

Results of Operations

Comparison of the Year Ended December 31, 2023 and 2022

The following table provides certain selected financial information for the periods presented:

	Year Ended December 31,
	2023	2022	Change	% Change
Revenue	$895,479	$529,877	$365,602	69%
Cost of revenue	$385,820	$347,726	$38,094	11%
Gross profit	$509,659	$182,151	$327,508	180%
Gross profit percentage	57%	34%
Research and Development	$9,590,393	$5,019,366	$4,571,027	91%
Sales and Marketing	$6,158,477	$6,396,906	$(238,429)	(4)%
General and Administrative	$11,405,471	$15,209,919	$(3,804,448)	(25)%
Total operating expenses	$27,154,341	$26,626,191	$528,150	2%
Loss from operations	$(26,644,682)	$(26,444,040)	$91,609	1%
Other income (expense)	$348,955	$56,094	$292,251	515%
Net loss	$(26,295,727)	$(26,387,336)	$91,609	0%
Total Comprehensive Loss	$(26,800,221)	$(26,337,633)	$(462,588)	(2)%
Basic and dilutive loss per common share	$(1.62)	$(1.86)	$0.24	13%
Weighted average number of common shares outstanding – basic and diluted	16,242,334	14,157,492	2,084,842	15%

Revenue

Revenue for the year ended December 31, 2023 was $895,479 compared to $529,877 in the prior year, which represented a 69% year over year increase compared to the prior year. This increase was the result of an increase in the sale of our ColoAlert product, primarily in Germany. We sell our ColoAlert directly to lab partners, who in turn provide the tests to patients and perform the tests and deliver results to those patients; we also market directly to patients through our online platform, where we deliver and perform the test, and provide reports directly to those patients. As we gain access to reimbursed markets in Europe, we expect our revenue to grow, led by our lab partner channel. We plan to launch our FDA pivotal study in the next twelve months for our next generation product; that product, if approved by the FDA, will be launched in the United States and in Europe.

Cost of Revenue

Cost of Revenue for the year ended December 31, 2023 increased by $38,094, or 11%, compared to the year ended December 31, 2022, as the result of increased costs associated with the increase in ColoAlert sales.

Gross profit

Gross profit increased from $182,151 for the year ended December 31, 2022, to $509,659for the year ended December 31, 2023, with gross margins increasing from 34% to 57%. The increased gross margins were the result of revenue growth from sales performed in our diagnostic lab, where our margins are higher than in sales to lab partners.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2023 were $9,590,393 compared to $5,019,366 for the year ended December 31, 2022. This increase of $4,571,027 was primarily attributable to the increase in headcount in our employees working on research and development, resulting in an increase in compensation (salary, benefits and consulting related to our clinical studies) costs of $1.5 million and an increase of $3.0 million related to our ColoFuture and eAArly DETECT clinical studies in Europe and the United States, respectively.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2023, were $6,158,477 compared to $6,396,906 for the year ended December 31, 2022, a decrease of $238,429. This decrease was attributable to a $1.2 million decrease in advertising and marketing expenses after our initial marketing launch expenses in 2022, net of a $0.9 million increase in salaries and benefits resulting from increased headcount in our sales and marketing department.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2023 were $11,405,471 compared to $15,209,919 for the year ended December 31, 2022, a decrease of $3,804,448. This decrease was attributable to a $5.6 million decrease in stock option expense (a non-cash expense), net of an increase of $1.7 million for consulting and professional fees primarily related to costs associated with raising capital and increasing brand and company awareness.

Other income (expense)

Other income for the year ended December 31, 2023 was $348,955 compared to $56,704 for the year ended December 31, 2022. This increase in other income was primary related to a fair value adjustment (income) of $0.6 million related to our convertible debt financing in November 2023, net of increased financing fees and foreign currency translation losses.

Comparison of the Year Ended December 31, 2022 and 2021

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Operating and Financial Review and Prospects – Results of Operations – Comparison of the Year Ended December 31, 2022 and 2021” contained in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2023 and incorporated herein by reference.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and capital expenditures. Historically, we have funded our liquidity requirements primarily through cash on hand, cash flows from operations, and equity and debt financing.

We have recurring losses, accumulated deficit totaling $69,328,021 and negative cash flows used in operating activities of $21,938,845 as of and for the year ended December 31, 2023. We also had $7,070,925 of cash on hand at December 31, 2023. These factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the date these financial statements are published. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate our research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and our ability to continue as a going concern.

We plan to fund our cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. During 2022 we raised $24.2 million of net proceeds from common stock sales and warrant proceeds. During 2023 we raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2024 and beyond we believe that we will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or conversion of warrants, and use of our access to capital through our Controlled Equity Offering (see Note 16) and our Pre-Paid Advance Agreement (see Note 13). We also have the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. We believe that with currently available cash on hand, including additional financing described above, will be sufficient to meet our planned expenditures and to meet the our obligations for at least the one-year period following its consolidated financial statement issuance date.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2023	2022	Change
Cash used in operating activities	$(21,938,845)	$(14,769,590)	$(7,169,255)
Cash provided by (used in) investing activities	$(1,898,841)	$(658,483)	$(1,240,358)
Cash provided by financing activities	$14,226,692	$23,943,418	$(9,716,726)

Cash Flow from Operating Activities

For the year ended December 31, 2023, net cash flows used in operating activities was $21,938,845, an increase of $7,169,255 from the year ended December 31, 2022. This increase was primarily from the increase of our net loss, net of stock-based compensation, depreciation, amortization and change in fair value of convertible debt. Operating activities also included $500,187 of increased expenditures related to inventories in support of our commercial efforts.

Cash Flows from Investing Activities

During the year ended December 31, 2023, cash used in investing activities was $1,898,841, including $1.2 million for the capital expenditure and $700 thousand for the purchase of intellectual property to support our ColoAlert product. For the year ended December 31, 2022 we had capital expenditures of $0.7 million.

Cash Flows from Financing Activities

During the year ended December 31, 2023, we raised $6.4 million from the sale of ordinary shares and warrants and $9.0 million (net) from our Pre-Paid Advance agreement, in the form of convertible debt. During 2023 we also made principal payments of $1.2 million for silent partnerships and lease obligations. During the year ended December 31, 2022 we raised $23.9 million and the sale of ordinary shares and warrants and made principal payments of $300 thousan for silent partnerships and lease obligations.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this annual report, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition,

●	Foreign Currency Translation,

●	Stock Option Compensation,

●	Impairment of Long-Lived Assets Including Intangibles,

●	Lease Accounting, and

●	Financial Instruments.

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

Impairment of Long-Lived Assets Including Intangibles

We continually evaluate whether events or circumstances have occurred that indicate the remaining estimated useful lives of our long-lived assets including intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. We use an estimate of the related undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

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

Disclosure of Contractual Arrangements

On December 31, 2023, we were committed to minimum lease payments as follows:

Contractual Obligation	Less than One Year	1 – 3 Years	3 – 5 Years	Over 5 Years
Office Rent	$278,563	$633,018	$453,050	$358,513
Laboratory Equipment	$27,317	$37,558	$14,784	$9,856
Automobiles	$54,794	$39,531	$-	$-
Office Equipment	$6,359	$6,840	$788	$-
TOTAL	$367,033	$716,947	$468,622	$368,369

The amounts above are undiscounted and include the total amounts due, including the interest component.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Region/State and Country of Residence	Age	Position	Director/Officer Since
Guido Baechler	58	Chief Executive Officer, Executive Director	July 2021
California, USA

William Caragol	57	Chief Financial Officer	July 2021
Florida, USA

Dr. Moritz Eidens	41	Chief Scientific Officer, Executive Director	June 2008
Ingelheim, Germany

Dr. Heiner Dreismann	70	Non-Executive Director	December 2022
Florida, USA

Darin Leigh	56	Chief Commercial Officer	March 2022
Florida, USA

Dr. Chris von Toerne	52	Chief Operating Officer	June 2022
Mainz, Germany

Dr. Frank Kreig-Schneider	62	Chief Technology Officer	August 2022
Mainz, Germany

Dr. Alberto Libanori	34	Non-Executive Director	November 2021
California, USA

Hans Hekland	65	Non-Executive Director	November 2021
Bergen, Norway

Philipp Freese	42	Chief Business Officer	February 2015
Grevenbroich, Germany

Nicole Holden	51	Non-Executive Director	November 2021
Virginia, USA

Gregory Tibbitts	56	Non-Executive Director	December 2022
California, USA

Business Experience

The following summarizes the occupation and business experience for our directors, and executive officers as of the date of this annual report:

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

William Caragol, our Chief Financial Officer, has over thirty years of experience working with growth stage technology companies. In 2018, he founded and is the Managing Director of Quidem LLC, a corporate strategic and financial advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a privately held medical diagnostic equipment company. Since February 2021, Mr. Caragol is also on the Board of Directors and is Chairman of the Audit Committee of RYVYL, Inc. (NASDAQ: RVYL) a financial technology company leveraging proprietary blockchain security to build customized payment solutions, and since July 2021 is on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging electric vehicle company. Since November 2021, Mr. Caragol has served as the Chief Operating Officer for Iron Horse Acquisitions Corp. (NASDAQ: IROH), a special purpose acquisition corporation. Mr. Caragol earned a B.S. in business administration and accounting from Washington & Lee University and is a member of the American Institute of Certified Public Accountants.

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

In 2008, Dr. Eidens founded PharmGenomics and has served since then as an executive of the organization. Dr. Eidens has been involved in PharmGenomics’ development and distribution of several innovative products, managed and coordinated several national and international grant projects with large industrial or academic partners process development, technology transfer, supply chain management as well as internal and external audits. In September 2021, Dr. Eidens was appointed as Chief Scientific Officer at Mainz Biomed N.V. He also serves as Managing Director of Mainz Biomed Germany GmbH and the European Oncology Lab GmbH in St. Ingbert, Germany our wholly-owned subsidiaries. Dr. Eidens heads the Company’s research department, where our product candidate PancAlert, a stool based pancreatic cancer screening tool is under development.

Dr. Heiner Dreismann, Ph.D., a non-executive director, had a successful career at the Roche Group from 1985 to 2006 where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development for Roche Diagnostics and as a member of Roche’s Global Diagnostic Executive Committee. During the past five years, Dr. Dreismann served on the Board of Directors of Myriad Genetics, Inc., Med BioGene, Inc. and Ignyta, Inc. He earned a M.S. degree in biology and his Ph.D. in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University (The University of Münster) in Germany.

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

Dr. Chris von Toerne, our Chief Operating Officer, has over 15 years of experience in the development and global commercialization of IVD products. During this time, Mr. von Toerne has obtained significant technical experience in various diagnostic technologies (PCR, sequencing, immuno-assays, AST), alliance management, and key account management. Successful registration of several products with the FDA fall into this timeframe.

Before his position at Mainz Biomed, Dr. von Toerne has held program management and functional leadership positions at Siemens (2009-2013), Novartis and Grifols (2013-2019) in the United States, and more recently at Eppendorf SE where he co-led the OEM business through the COVID pandemic (2019-2022).

Dr. von Toerne holds a Masters’s Degree and a Doctorate in Applied Mathematics from Bonn University, Germany. He also holds a Project Management Professional (PMP) certificate and has undergone Six Sigma Green Belt training.

Frank Krieg-Schneider, our Chief Technology Officer, has over 30 years of experience in private, public and startup companies in the life sciences and in-vitro diagnostics field. Dr. Krieg-Schneider founded KS Management Consulting in 2019 focused on connecting startup and IVD companies. Prior to joining Mainz Biomed, he was responsible for sales and marketing of the diagnostic products at r-biopharm, a privately owned company and market leader in stool-based diagnostics based in Germany.

Dr. Krieg-Schneider previously held leadership positions at Qiagen and r-biopharm. During his time at Qiagen, he developed the QIAamp product line and several automated sample preparation systems. Furthermore, he built the company’s OEM business and grew the revenues significantly. At r-biopharm he oversaw the transition of the product portfolio to meet the requirements of the IVDR and positioned the company as one of the leading COVID PCR test providers in several countries in Europe, Latin America and Canada during the pandemic.

Dr. Krieg-Schneider graduated from Johannes Gutenberg University in Mainz, Germany, and was awarded with a Ph.D. from the faculty of Biology for his thesis conducted at the German Cancer Research Center in Heidelberg, Germany.

Philipp Freese, our Chief Business Officer, received his Diploma in Business Administration with focus on marketing, business law and production technology at Excellence University RWTH in Aachen/Germany in 2008. Until 2015 he worked in project, product, process, quality and key account management as well as business development for the German Economic Institute. In 2014, he successfully finished his postgraduate studies in IT-related business administration.

Mr. Freese served as the Interim Head of Marketing at PharmGenomics from 2013 to 2015, and in 2015 he became its Commercial Managing Director responsible for marketing, sales, operations, legal affairs and Finance/IR. He was the major driver for ColoAlert’s product-market-fit, brand, customer-facing processes and marketing strategies, established relationships with reference laboratories and assisted in our capital raises. In September 2021, Mr. Freese was appointed as Chief Operating Officer at Mainz Biomed N.V. In July 2023, he transitioned into the commercial role of our Chief Business Officer. He also serves as Managing Director of Mainz Biomed Germany GmbH and European Oncology Lab GmbH, our wholly owned subsidiaries.

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

Dr. Alberto Libanori, a non-executive director, serves as Managing Director to Boustead Securities, LLC. Alberto has 10 years’ work experience at the science-business interface in venture capital, BD&L, M&A and IPOs, focusing in life-sciences, med-tech and cosmeceuticals, having worked with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds (NVF). Previously Alberto founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech (acquired by Symrise). He is currently an Independent Director on the Board of Nasdaq-listed Brera Holdings PLC (BREA), a multi-club ownership company in global football, and The RoyaLand Company Limited, a Bermuda company focused on royal themed multiplayer online role-playing game. A prolific scientist, Alberto has published more than 40 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Alberto Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a Bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Raised internationally, Alberto is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

Nicole Holden, CPA, a non-executive director, has more than 20 years of accounting advisory experience for large publicly traded and privately held clients. Ms. Holden advises clients in matters involving SEC reporting, complex financial transactions, initial public offerings, acquisitions and divestiture accounting, restructuring, discontinued operations, and various technical accounting matters. From 2018 to 2023, Ms. Holden was the Audit Committee Chair for Nerds On Site, Inc. (CSE: NERD). Prior to joining our Board, Ms. Holden had a broad professional career. She is currently the Vice President, Client Advisory in the Advisory Service practice for The Alliance Group. Ms. Holden was also an Assistant Controller for Enviva LP (NYSE: EVA). She was a Director in the Professional practice for the Center for Audit Quality (The CAQ). She also served as a Senior Manager in the Office of Research and Analysis and Assistant Chief Auditor in the Office of the Chief Auditor for the Public Company Accounting Oversight Board (PCAOB). She was a Director in the Transaction Services practice at KPMG LLP. She also served as a Senior Manager in the Assurance practice at Stonefield Josephson, Inc. She was a Staff Accountant in the Corporate Finance division of the U.S. Securities and Exchange Commission (SEC). She also worked on the Internal Audit team for Computer Sciences Corp (NYSE: DXC). She began her career first as an Assurance associate for Arthur Andersen, then as an Assurance associate for Ernst & Young, LLP. Ms. Holden is a licensed Certified Public Accountant in Washington, DC (Active). She received a Master of Accounting from the American University, Kogod School of Business.

Gregory Tibbitts, a non-executive director, is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the U.S. Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He served as a board member for CoImmune Inc, a biotechnology company, through March 2024, and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University.

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

Summary Compensation Table

We set out below certain disclosure on compensation paid to our seven executives on an aggregate basis for the year ended December 31, 2023, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	$1.859
Bonuses	452
Additional benefit payments	124
Total cash compensation	$2,435

Executive Compensation Agreements

Guido Baechler, Chief Executive Officer

On July 1, 2021, we entered into a management services agreement with Guido Baechler (as amended, the “Baechler Agreement”). Pursuant to the Baechler Agreement: (a) Mr. Baechler is appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we paid Mr. Baechler annual base remuneration of $240,000 that increased to $350,000 upon the filing of the Form F-1 for our initial public offering, and to $450,000 in the year after the initial public offering provided we make satisfactory progress in Board-approved goals (the “Base Remuneration”); (c) we shall reimburse Mr. Baechler for one U.S. health plan and one U.S. dental plan (if not included in the health plan) amounting up to $3,500 per month; (d) we shall provide to Mr. Baechler any benefits plan, if and when we have adopted such benefits; (e) our Board of Directors shall, in good faith, consider the payment of an annual bonus equal to 50% of that year’s Base Remuneration based upon our performance and upon the achievement of mutually agreed-upon milestones (the “Annual Bonus”); and (e) Mr. Baechler will be entitled to twenty days paid annual vacation per calendar year as well as the reimbursement of reasonable and necessary business expenses. Furthermore, our Board of Directors granted Mr. Baechler 467,850 stock options exercisable into ordinary shares under the 2021 Omnibus Incentive Plan. Such options shall vest in quarterly amounts on each of those dates when for the ten prior trading days the volume-weighted average price of the ordinary shares on the principal market is at least $7.50, $10.00, $12.50 and $15.00, provided that on each of those ten prior trading days at least 100,000 shares traded per trading day. During 2022, all of these options vested.

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

As discussed in further detail below, we have also granted Mr. Baechler a carve-out percentage under our Carve-Out Plan equal to 30% of the carve-out pool amount.

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

As discussed in further detail below, we have also granted Mr. Caragol a carve-out percentage under our Carve-Out Plan equal to 15% of the carve-out pool amount.

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

Philipp Freese, Chief Business Officer

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

Stock Option Plans and Stock Options

We have adopted our 2021 Omnibus Incentive Plan and our 2022 Omnibus Incentive Plan, as amended (the “Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 3,175,000 ordinary shares.

As of March 26, 2024, we had awarded 2,727,150 stock options under the Plans, with strike prices ranging from $1.99 to $20.87, the per share with a weighted average strike price of $6.25. Such stock options have been granted to our current employees, directors, advisors and senior management team. All stock options for our non-senior management team, independent directors and advisors began or will begin vesting one year from the date of grant and will continue vesting over a four year period at the latest, except for the stock options granted at the time of our IPO to four members of our senior management team. Such stock options for the four members of our senior management team, totaling 1,091,650 options with a strike price of $5.00 per share began vesting in portions equal to 25% pursuant to various metrics, all of which were met prior to December 31, 2022. As of December 31, 2022, all such options were fully vested.

Of the 2,727,150 stock options granted as of March 26, 2024, we granted 1,969,650 to our directors and executive officers as follows (i) 547,850 to Guido Baechler, (ii) 238,925 to Dr. Moritz Eidens, (iii) 238,925 to Philipp Freese, (iv) 315,950 to William Caragol, (v) 295,000 to Darin Leigh, (vi) 88,000 to Dr. Heiner Dreismann, (vii) 40,000 to Hans Hekland, (viii) 35,000 to Dr. Alberto Libanori, (ix) 35,000 to Nicole Holden, (x) 35,000 to Gregory Tibbitts, and (xi) 100,000 to Christopher von Toerne.

Carve-Out Plan

On February 22, 2024, our Compensation Committee approved the carve-out plan (the “COP”) of Mainz Biomed USA, Inc. (“Mainz USA”) and the Board of Directors of Mainz USA approved the COP. The purpose of the COP is to promote the interests of Mainz USA by providing a payment opportunity to individuals providing services to Mainz USA upon the consummation of a corporate transaction or series of transactions resulting in a change of control of Mainz USA or our Company (a “Change of Control” and the completion of a Change of Control, the “Closing”).

Payment under the COP is based principally upon the carve-out pool amount which is equal to 13% of the aggregate pre-tax consideration (cash and fair market value of any securities or other consideration) payable in connection with a Change of Control that would be legally available for payment or distribution to Mainz USA, our Company or their respective shareholders in connection with a Change of Control (the “Consideration”). The COP provides for a carve-out pool equal to 13% of the Consideration less the aggregate severance payments contractually owed to all COP participants who have been informed on or before the Closing that their employment with Mainz USA will terminate on or within three months after the Closing. The carve-out pool will be allocated and paid to participants in the COP based on the product of the participant’s applicable carve-out percentage as defined in the COP.

Under the COP, participants may receive transaction carve-out equal to the carve-out pool amount multiplied by each participant’s carve-out percentage specified in such participant’s participation acknowledgment less that participant’s equity offset, as defined under the COP. Subject to the terms of the COP, payments under the COP will generally be paid in the same form (or forms) as the consideration received by shareholder of our Company in respect of their Company equity securities due to the change of control.

In connection with the approval of the COP, the Compensation Committee also approved a noncompete agreement. Each service provider to Mainz USA designated to participate in the COP and who executes a participation acknowledgment is eligible for awards under the COP, provided that he or she (i) remains in continuous service as defined in the COP until the Closing, and (ii) if so required of the participant, entry into a noncompete agreement with Mainz USA as outlined in the COP, or (iii) is (a) not terminated from employment by Mainz USA for cause, or (b) terminated without cause within 90 days of the Closing.

The Compensation Committee also recommended and adopted awards under the COP to Guido Bächler, the Company’s Chief Executive Officer, with a carve-out percentage equal to 30% of the carve-out pool amount, and William Caragol, the Company’s chief financial officer, with a carve-out percentage equal to 15% of the carve-out pool amount. Each award was made pursuant to a COP participation acknowledgement form. Future awards of carve-out percentages may be made at the discretion of our Compensation Committee.

Director Compensation for Fiscal 2023

In addition to salaries and other compensation that we paid to our directors for services that they provided as officers, we paid each of our independent directors a quarterly fee of $10,500 for their services as directors (with the retainer for the Board Chairman at $15,000 per quarter). In our fiscal 2023, we paid our directors an aggregate of $228,000 for their services as directors.

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

Board Diversity Matrix (As of March 26, 2024)

Country of Principal Executive Offices	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0

D. Employees

As of March 26, 2024, the breakdown of employees by main category of activity is as follows:

Activity	Number of Full-Time Employees	Number of Part-Time Employees
Manufacturing and Clinical Laboratory	16	1
Research & Development	26	2
Sales & Marketing	10	2
Finance & Administration	11	1
Executives	2	0
Total:	65	6

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 26, 2024 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned(1)
Directors and Executive Officers:
Guido Baechler, Chief Executive Officer, Executive Director	752,357	3.4%
William Caragol, Chief Financial Officer	212,677	1.0%
Dr. Moritz Eidens, Chief Scientific Officer, Executive Director	1,126,348	5.1%
Philipp Freese, Chief Business Officer	361,972	1.6%
Darin Leigh, Chief Commercial Officer	115,417	0.5%
Dr. Chris von Toerne, Chief Operating Officer	6,771	0.0%
Dr. Frank Kreig-Schneider, Chief Technology Officer	11,771	0.1%
Dr. Heiner Dreismann, Non-Executive Director	88,000	0.4%
Dr. Alberto Libanori, Non-Executive Director	35,000	0.2%
Hans Hekland, Non-Executive Director(2)	717,081	3.3%
Nicole Holden, Non-Executive Director	35,000	0.2%
Gregory Tibbits, Non-Executive Director	35,000	0.2%
Directors and Executive Officers as a Group (Ten Persons)	3,497,394	14.9%

Other 5% or more Shareholders:
Kreditanstalt für Wiederaufbau(3)	1,237,501	5.7%

(1)	Based on 21,886,575 ordinary shares outstanding.
(2)	Hans Hekland has dispositive and voting control over the shares held by Hannibal Invest AS and Unitargeting Research AS. The balance for Hans Hekland includes 208 ordinary shares underlying options that may be exercised within the next 60 days
(3)	Kreditanstalt für Wiederaufbau (known as KfW) is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government of the Federal Republic of Germany.

Our ordinary shares are held by 31 holders of record, of which 8 have registered addresses in the United States. Together such shareholders hold approximately 17,557,165 ordinary shares which account for approximately 80% of our ordinary shares outstanding as of April 8, 2024. We note that one of these shareholders is Cede & Co. which, as nominee for The Depository Trust Company, is the record holder of 17,115,211 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements for the year ended December 31, 2023 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. Such financial statements have been so included in reliance on the report of Reliant CPA PC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. Reliant CPA PC has offices at 895 Dove Street, Suite 300, #300180, Newport Beach, CA. Their telephone number is (949) 929-1932.

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

A resolution of the general meeting has authorized our Board of Directors until November 9, 2026, to issue ordinary shares and preferred shares up to the amount of the authorized share capital (from time to time).

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

A resolution of the general meeting has authorized our Board of Directors until November 9, 2026 to limit or exclude pre-emptive rights on ordinary shares.

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

A resolution of the general meeting, dated June 28, 2023, has authorized our Board of Directors until December 27, 2024 to acquire fully paid-up ordinary shares up to the maximum number of ordinary shares permitted pursuant to the law and our articles of association from time to time, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to one hundred and ten percent (110%) of the market price of ordinary shares, provided that (i) for open market or privately negotiated repurchases, the market price will be the last closing price for ordinary shares on the Nasdaq Stock Market prior to the transaction, (ii) for self-tender offers, the market price will be the volume weighted average price for the ordinary shares on the Nasdaq Capital Market during a period, determined by the Board of Directors, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price will be the volume weighted average price of the ordinary shares on the Nasdaq Capital Market over the term of the arrangement. The volume weighted average price for any number of trading days will be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

Pursuant to a resolution of the general meeting, dated June 28, 2023, our Board of Directors is furthermore authorized until December 27, 2024 to acquire fully paid up preferred shares up to the maximum number of preferred shares permitted pursuant to the law and our articles of association from time to time and that preferred shares may be acquired through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the preferred shares up to the higher of (i) the amount that would be paid by us upon cancellation of such preferred shares in accordance with the relevant provisions of our articles of association and (ii) one hundred and ten percent (110%) of the market price of the ordinary shares into which the preferred shares may be converted in accordance with the applicable provisions of our articles of association, whereby the market price shall be determined in the manner as set out in our articles of association.

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

D. Exchange Controls

We are incorporated pursuant to the laws of the Netherlands. There is no law or governmental decree or regulation in the Netherlands that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of ordinary shares, other than withholding tax requirements, applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. Any such remittances to U.S. residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

E. Taxation

Material Dutch Tax Income Tax Considerations

The following are the material Dutch tax consequences of the acquisition, ownership and disposal of our ordinary shares. This does not purport to set forth all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders or prospective holders of ordinary shares should consult with their tax advisors with regard to the tax consequences of investing in the ordinary shares in their particular circumstances.

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

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares, such Dutch Resident Individual holder will be subject to an annual income tax imposed on a deemed return on the net value of the ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the deemed annual return of the Dutch Resident Individual’s net investment assets that are taxed under this regime, including the ordinary shares, is set at variable percentages of the value of the investment assets and liabilities. For 2024, the variable percentages are set at 1.03% for savings, at 6.04% for other investments (such as ordinary shares) and at 2.47% for liabilities. Such fictitious annual return deemed to be derived from the ordinary shares will be taxed at a flat rate of 36% in 2024.

The net value of the investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ordinary shares are included as investment assets. A tax-free allowance of €57,000 is available (2024). For the avoidance of doubt, actual income, capital gains or losses in respect of the ordinary shares are as such not subject to Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). The deemed variable return will be adjusted annually on the basis of historic market yields.

The Dutch Government issued a draft legislative proposal for internet consultation on September 8, 2023 to introduce a new system regarding the taxation of income from savings and investments as of the tax year 2027. Such new system will be based on actual returns realized (such as dividends) and the value development of assets (such as a capital gain on shares or capital loss on shares).

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).

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

Other Risks

See our audited consolidated financial statements as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 and the Risk Factors section of this Form 20-F for a fuller quantitative and qualitative discussion on the credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

On January 28, 2022, we completed a public offering of 1,725,000 ordinary shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-262294). We received approximately $23,865,889 in net proceeds from this offering.

During the year ended December 31, 2023 we raised net proceeds of $16,512,751 from our Controlled Equity Offering, a sale of Units in November 2023, and our Pre-Paid Advance Agreement. Shares issued pursuant to these offerings totaled 5,787,479 and were registered with the US Securities and Exchange Commission on Form F-3 (File No. 333-269091).

The proceeds that we used from these offerings were primarily used for the design and structure of our European and U.S. based clinical studies for our next generation Colorectal Cancer Screening product under development, research and development, recruitment of commercial personnel, and general corporate purposes.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2023. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as December 31, 2023.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C. Attestation report of the registered public accounting firm

Not applicable.

D. Changes In Internal Control Over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by each of Reliant CPA PC for the fiscal years ended December 31, 2023 and 2022:

Reliant CPA PC

	Period Ended December 31,
	2023	2022
Audit Fees:	$80,000	$60,000
Audit Related Fees:	$50,000	$45,000
Tax Fees:	$0	$0
Total:	$140,000	$105,000

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

On January 18, 2023, our Board of Directors adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and certain employees (the “Insiders”) that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq’s continued listing standards. Among other matters, this policy sets out that, with limited exceptions:

●	No Insider may buy or sell our securities at any time when they have material non-public information relating to our Company;

●	No Insider may buy or sell securities of another company at any time when they have material non-public information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with us;

●	No Insider may disclose material non-public information to third parties, to any other person, including family members, or make recommendations or express opinions on the basis of material non-public information with regard to trading securities; and

●	No Insider may buy or sell our securities during a time before and after a significant event involving our Company (including twenty days before the end of each of our fiscal quarters through to the second trading day following the public announcement of the financial results of such fiscal quarter).

ITEM 16G. CYBERSECURITY

Risk Management and Strategy

We are susceptible to cybersecurity risks not only related to our operations and our own proprietary information but also related to the data of those persons that choose to us our products, particularly those analyzed in our in-house laboratory. We have established policies, processes, and systems for assessing, identifying, and managing material risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct assessments in the event of a material change in our business practices that may affect information systems, products, services, and our broader enterprise IT environment. These assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these assessments, we design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

Our overall cybersecurity management system includes:

●	the Mainz Biomed IT team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	A Data Protection Officer (DPO) responsible for identifying risks in the area of data security in line with currently regulatory policies, mapping of data processes and management in the event of a data breach;

●	regular assessments and deployment technical safeguards to improve the protection of our information systems;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	cybersecurity awareness training of our employees, incident response personnel, and senior management; and

●	entering into agreements with our third-party service providers that require them to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our Company.

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents, including maintaining a cybersecurity insurance policy.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 3.D. “Risk Factors” in this Annual Report on Form 20-F, including the risk factor entitled “We are subject to cybersecurity risks to operational systems, security systems, infrastructure and personal data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.”

Governance

Our board of directors, with the assistance of the audit committee, oversees the Company’s cybersecurity programs and strategies.

The audit committee oversees the Company’s guidelines and policies with respect to risk assessment and risk management, including risk exposures related to information security, cybersecurity and data protection, and the steps management has taken to monitor and control such exposures.

Our Vice President of Information Technology (“VP of IT”)], who reports to our CEO, is primarily responsible for the assessment and management our material risks from cybersecurity threats. Our VP of IT oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. Our IT Team manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our VP of IT on such matters. Our IT team includes external suppliers that specialize in cybersecurity for other large biotech and research companies. Our VP of IT escalates cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our CFO and CEO. The VP or IT is tasked with briefing the audit committee as needed regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB.

Financial statements filed as part of this annual report:

Mainz Biomed N.V.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Mainz Biomed N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mainz Biomed N.V. (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, consolidated statement of changes in shareholders’ equity (deficit) and consolidated statements of cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Reliant CPA PC
Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

April 8, 2024

Mainz Biomed N.V.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

		December 31,	December 31,
	Note	2023	2022
ASSETS
Current Assets
Cash		$7,070,925	$17,141,775
Trade and other receivables, net	5	93,555	66,984
Inventories	6	613,638	175,469
Prepaid expenses and other current assets	7	1,201,670	994,113
Total Current Assets		8,979,788	18,378,341

Property and equipment, net	8	1,702,317	661,692
Intangible assets	9	3,394,645	-
Right-of-use assets	10	1,332,170	1,177,695
Other assets		108	23,275
Total assets		$15,409,028	$20,241,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	11	$3,451,615	$2,717,269
Accounts payable – related party	17	32,702	-
Deferred revenue	3	138,889	199,410
Convertible debt	13	4,903,310	43,057
Convertible debt - related party	12	33,118	32,181
Silent partnership	15	-	759,168
Silent partnership - related party	15	-	206,167
Intellectual property acquisition liability - related party	9	388,839	-
Lease liabilities	10	288,463	285,354
Total current liabilities		9,236,936	4,242,606

Silent partnerships	15	758,812	687,128
Silent partnerships - related party	15	271,354	256,086
Lease liabilities	10	1,165,723	959,116
Intellectual property acquisition liability - related party	9	726,977	-
Total Liabilities		12,159,802	6,144,936

Shareholders’ equity
Share capital	16	235,818	164,896
Share premium	16	51,507,526	38,831,542
Reserve	16	21,286,215	18,079,741
Accumulated deficit		(69,328,021)	(43,032,294)
Accumulated other comprehensive income		(452,312)	52,182
Total shareholders’ equity		3,249,226	14,096,067
Total liabilities and shareholders’ equity		$15,409,028	$20,241,003
Nature of operations and going concern (Note 1)
Subsequent events (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Comprehensive Loss

(Expressed in US Dollars)

		Years ended December 31,
	Note	2023	2022	2021

Revenue		$895,479	$529,877	$577,348
Cost of sales		385,820	347,726	399,726
Product margin		509,659	182,151	177,622

Operating expenses:
Sales and marketing	22	6,158,477	6,396,906	962,664
Research and development	22	9,590,393	5,019,366	481,934
General and administrative	22	11,405,471	15,209,919	8,457,630
Total operating expenses		27,154,341	26,626,191	9,902,228

Loss from operations		(26,644,682)	(26,444,040)	(9,724,606)

Other income (expense)
Other income		601,421	411,417	393,418
Change in fair value of convertible debt	13	661,000	-	-
Gain on debt forgiveness – related party	15	48,677	-	-
Finance expense		(250,000)	-	-
Accretion and interest expense		(559,581)	(289,324)	(339,171)
Other Expense		(152,562)	(65,389)	-
Acquisition expense		-	-	(2,019,739)
Total other income (expense)		348,955	56,704	(1,965,492)

Loss before income tax		(26,295,727)	(26,387,336)	(11,690,098)
Income taxes provision		-	-	-
Net loss		$(26,295,727)	$(26,387,336)	$(11,690,098)

Foreign currency translation gain (loss)		(504,494)	49,703	204,969
Comprehensive loss		$(26,800,221)	$(26,337,633)	$(11,485,129)

Basic and diluted loss per ordinary share		$(1.62)	$(1.86)	$(1.62)
Weighted average number of ordinary shares outstanding		16,242,334	14,157,492	7,210,889

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

(Expressed in US Dollars)

	Note	Number of shares	Share Capital	Share Premium	Reserve	Accumulated Deficit	Accumulated Other comprehensive Income (loss)	Total Shareholders’ Equity (Deficit)
Balance, January 1, 2021		5,607,243	$64,265	$41,846	$2,309,684	$(4,954,860)	$(202,490)	$(2,741,555)
Issuance of ordinary shares for conversion of debt		392,757	4,784	3,115	507,973	-	-	515,872
Recapitalization transaction	4	3,710,001	45,380	3,154,315	16,954	-	-	3,216,649
Sale of ordinary shares and warrants		2,300,000	26,646	9,927,217	471,297	-	-	10,425,160
Stock option expense	16	-	-	-	6,430,158	-	-	6,430,158
Net loss		-	-	-	-	(11,690,098)	-	(11,690,098)
Currency translation		-	-	-	-	-	204,969	204,969
Balance, December 31, 2021		12,010,001	141,075	13,126,493	9,736,066	(16,644,958)	2,479	6,361,155
Sale of ordinary shares and warrants	16	1,725,000	15,525	23,850,364	-	-	-	23,865,889
Issuance of ordinary shares for exercise of warrants	16	821,456	7,620	962,591	(587,711)	-	-	382,500
Share based expense	16	73,000	676	892,094	14,150	-	-	906,920
Stock option expense	16	-	-	-	8,917,236	-	-	8,917,236
Net loss		-	-	-	-	(26,387,336)	-	(26,387,336)
Foreign currency translation		-	-	-	-	-	49,703	49,703
Balance, December 31, 2022		14,629,457	$164,896	$38,831,542	$18,079,741	$(43,032,294)	$52,182	$14,096,067
Sale of ordinary shares	16	4,474,032	48,538	6,344,213	-	-	-	6,392,751
Issuance of ordinary shares for exercise of warrants	16	305,771	3,333	12,132	(15,465)	-	-	-
Issuance of ordinary shares for commitment fee	13, 16	54,428	593	249,407	-	-	-	250,000
Issuance of ordinary shares for acquisition of intangible asset	9, 16	300,000	3,270	2,051,730	-	-	-	2,055,000
Issuance of ordinary shares for conversion of debt	13, 16	1,259,019	13,638	3,486,362				3,500,000
Share based expense	16	142,775	1,550	532,140	14,150	-	-	547,840
Stock option expense	16	-			3,207,789	-	-	3,207,789
Net loss		-	-	-	-	(26,295,727)	-	(26,295,727)
Foreign currency translation		-	-	-	-	-	(504,494)	(504,494)
Balance, December 31, 2023		21,165,482	$235,818	$51,507,526	$21,286,215	$(69,328,021)	$(452,312)	$3,249,226

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

		Years ended December 31,
	Note	2023	2022	2021
Cash Flows From Operating Activities
Net loss		$(26,295,727)	$(26,387,336)	$(11,690,098)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share based compensation	16	4,005,629	9,824,157	6,430,158
Depreciation and amortization		866,412	379,798	69,929
Bad debt expense		14,357	65,389	-
Inventory write down		76,682	-
Accretion expense	12, 15	168,109	79,628	139,974
Government grant	18	-	(118,232)	(51,410)
Change in fair value of convertible debt		(661,000)	-	-
Debt forgiveness – related party	15	(48,677)	-	-
Acquisition expense		-	-	2,019,739
Changes in operating assets and liabilities:
Trade and other receivables, net		15,544	(211,231)	24,215
Inventories		(500,187)	(172,377)	-
Prepaid expenses and other assets		(239,703)	(53,788)	(833,556)
Deferred revenue		(60,521)	173,902	11,080
Accounts payable and accrued liabilities		720,237	1,650,500	659,645
Net cash used in operating activities		(21,938,845)	(14,769,590)	(3,220,324)

Cash Flows From Investing Activities
Reverse Acquisition		-	-	1,219,856
Purchase of intangible asset	9	(700,000)	-
Purchase of property and equipment	8	(1,198,841)	(658,483)	(16,705)
Net cash used in investing activities		(1,898,841)	(658,483)	1,203,151

Cash Flows From Financing Activities
Sale of units including ordinary shares and warrants	16	6,392,751	23,865,889	10,425,160
Warrant exercise proceeds	16	-	382,500	-
Proceeds from convertible debt	13	10,120,000	-	7,673
Repayments of convertible debt	13	(1,100,000)	-	-
Proceeds from loans payable		-	-	2,305
Proceeds from silent partnerships		-	-	236,636
Payments on silent partnerships	15	(771,495)	-	(11,832)
Payments on silent partnerships – related party	15	(162,255)	-	-
Payments on loan payable	14	-	(107,027)	-
Payments of lease obligations	10	(252,309)	(197,944)	(49,408)
Net cash provided by financing activities		14,226,692	23,943,418	10,610,534

Effect of changes in exchange rates		(459,856)	(101,112)	11,613

Net change in cash		(10,070,850)	8,414,233	8,604,974
Cash at beginning of period		17,141,775	8,727,542	122,568
Cash at end of period		$7,070,925	$17,141,775	$8,727,542

Supplemental Disclosure of Operating Cash Flows
Interest paid		$153,580	$125,543	$46,240

Non-Cash Investing and Financing Activities
Right of use asset additions	10	$1,009,638	$1,010,299	$32,353
Acquisition of intangible asset for payable and stock payable	9	$3,271,828	$-	$-
Issuance of ordinary shares for share exchange	16	$-	$-	$3,216,649
Issuance of ordinary shares for cashless exercise	16	$15,465	$6,472	$-
Issuance of ordinary shares for conversion of debt	13, 16	$3,000,000	$-	$508,237

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

December 31, 2023, 2022 and 2021

1. NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in Netherlands. The Company’s registered office is at Robert-Koch Strasse 50, 55129 Mainz, Germany with substantially all of its operations in Germany. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”, “PG”)). In September 2021, the Company completed a Contribution Agreement to effect such acquisition (see Note 4).

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We additionally operate a clinical diagnostic laboratory and distribute our IVD kits to third-party laboratories in Europe and through our on-line store in Germany.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its directly and indirectly wholly owned subsidiaries, Mainz Biomed USA, Inc, Mainz Biomed GmbH (f/k/a PharmGenomics GmbH) and European Oncology Lab GmbH are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”).

Share Exchange

On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) between Mainz Biomed B.V. (“Mainz”), which was a private company with limited liability under Dutch law incorporated for the purpose of acquiring PharmGenomics. Under the Contribution Agreement, 100% of the shares of PharmGenomics were acquired in exchange for 6,000,000 shares of Mainz. Upon the closing of the Contribution Agreement, PharmGenomics became a wholly owned subsidiary of Mainz and the former shareholders of PharmGenomics held approximately 62% of the outstanding shares of Mainz prior to the Company’s initial public offering. On September 20, 2021, PharmGenomics and Mainz closed the Contribution Agreement. In November 2021, Mainz completed its initial public offering of its ordinary shares on the Nasdaq Capital Market, selling 2,300,000 shares at $5.00 per share. Upon the IPO the Company converted from Mainz Biomed B.V. to Mainz Biomed N.V.

Going Concern

The Company has recurring losses, accumulated deficit totaling $69,328,021 and negative cash flows used in operating activities of $21,938,845 as of and for the year ended December 31, 2023. The Company also had $7,070,925 of cash on hand at December 31, 2023. These factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the date these financial statements are published. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. During 2022 the Company raised $24.2 million of net proceeds from common stock sales and warrant proceeds. During 2023 the Company raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2024 and beyond the Company believes that it will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or conversion of warrants, and use of the Company’s access to capital through its Controlled Equity Offering (see Note 16) and its Pre-Paid Advance Agreement (see Note 13). The Company also has the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. The Company believes that its currently available cash on hand, including additional financing described above, will be sufficient to meet its planned expenditures and to meet the Company’s obligations for at least the one-year period following its consolidated financial statement issuance date.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2. BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. They were authorized for issue by the Company’s board of directors on April 8, 2024.

New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied:

Amendment to IAS 1, Presentation of Financial Statements

IAS 1 was amended in January 2020 to address inconsistences with how entities apply the standard over classification of current and non-current liabilities. The amendment serves to address whether, in the statement of financial position, debt and other liabilities with an uncertain settlement should be classified as current or non-current. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier adoption is permitted. The Company will adopt this amendment as of the effective date and does not anticipate any material impacts on adoption.

Amendment to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023. Adoption did not have a material impact on our consolidated financial statements.

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

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount. There was no impairment recognized in the consolidated financial statements for the years ended December 31, 2023 and 2022.

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

Convertible Debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether these elements are equity instruments or embedded derivatives which require bifurcation. In subsequent periods, the liability component is accounted for using (i) the fair value method, or (ii) the effective interest method, based on the expected maturity of the debt. The equity component is not remeasured, while embedded derivatives unless closely related to the host instruments, are recorded at fair value through the Consolidated Statement of Operations unless the convertible debt falls under FVTPL.

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

Loans received with better than market terms from government programs are recognized initially at fair value, with the difference between the fair value of the loan based on prevailing market interest rates and the amount received recorded as a gain in the statements of loss and comprehensive loss.

Share-Based Compensation

Our stock option grants may contain time based or market-based vesting provisions. Time based options are expensed on a straight-line basis over the vesting period. Market based options (“MBOs”) are expensed when the related service and market performance conditions are expected to be met, such that the expenses ultimately recognized is based on the number of awards that meet the related service and market performance conditions at the vesting date.

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

Loss per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. When calculating the diluted earnings (loss) per share, the Company adds to the average number of ordinary shares outstanding, that was used to calculate the basic earnings per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares. Potential ordinary shares are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share). As the Company has recorded net losses from operations in all periods presented, it has excluded stock options and warrants from the diluted Loss per Share calculation as the exercise of such would be anti-dilutive.

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

Useful lives of property and equipment

Estimates of the useful lives of property and equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment and intangible assets would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

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

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price and makes such assumptions based on a proxy of publicly listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such an instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets, including its intangible assets;

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

4. CONTRIBUTION AGREEMENT

On August 3, 2021, Mainz Biomed N.V. (f/k/a Mainz Biomed B.V.) and Mainz Biomed Germany Gmbh (f/k/a Pharmgenomics GmbH (“PG”)) entered into Contribution Agreement for the purpose of Mainz Biomed N.V. acquiring PG. Under the Contribution Agreement, 100% of the shares of PG were acquired in exchange for 6,000,000 shares of the Company. Upon the closing of the Contribution Agreement, PG became a wholly owned subsidiary of the Company with the former shareholders of PG holding approximately 62% of the outstanding shares of the Company, after the Contribution Agreement closing. On September 20, 2021, Mainz Biomed N.V. and PG closed the Contribution Agreement.

For accounting purposes, the acquisition was considered to be a reverse acquisition under IFRS 3 Business Combinations (“IFRS 3”) as the shareholders of PG obtained control of the Company. However, as Mainz Biomed N.V. did not, prior to the Contribution Agreement, meet the definition of a business as defined by IFRS 3, it has been accounted for as a share-based payment transaction in accordance with IFRS 2. The accounting for this transaction resulted in the following:

1.	The consolidated financial statements of the combined entity are considered a continuation of the financial statements of the legal subsidiary, PG.

2.	As PG was deemed to be the acquirer for accounting purposes, its assets and liabilities were included in the consolidated financial statements at their historical carrying values.

3.	Since the shares allocated to the former shareholders of PG on closing of the Contribution Agreement were considered within the scope of IFRS 2, and there were not specifically identified goods or service received in return for the issuance of the shares, the value in excess of the net identifiable assets (net of liabilities acquired) of Mainz Biomed, N.V. acquired on closing was expensed in the consolidated statement of loss and comprehensive loss as an Acquisition Expense. The fair value of the 6,000,000 common shares for all of the outstanding shares of PG was determined to be $3,216,649 or $0.54 per common share.

4.	The fair value of all the consideration given and charged to acquisition expense was comprised of

Fair value of common stock at share exchange date	$3,216,649

Identifiable assets acquired at September 20, 2021
Cash	1,219,855
VAT receivable	12,497
Accounts payable	(35,443)
$1,196,910

Unidentified assets acquired
Acquisition expense	$2,019,739

Total net identifiable assets and transaction costs	$3,216,649

5. TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2023	2022
Trade receivables	$121,735	$130,588
Less: allowance for doubtful accounts	(28,180)	(66,852)
Trade receivables, net	93,555	63,736

Other	-	3,248
	$93,555	$66,984

For the year ended December 31, 2023, the Company recorded a reduction in allowance for doubtful accounts of $38,672, for trade receivables.

6. INVENTORIES

	December 31,	December 31,
	2023	2022
Raw materials	$430,004	$175,469
Finished goods	240,467	-
	670,471	175,469
Less: Reserve	(56,833)	-
	$613,638	$175,469

For the year ended December 31, 2023, the Company recorded an inventory write down of $76,682 due to expiration of raw materials.

7. PREPAID AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2023	2022
Prepaid insurance	$478,116	$624,033
Other prepaid expense	327,538	55,356
Security deposit	135,061	122,570
VAT receivable	260,955	192,154
	$1,201,670	$994,113

For the year ended December 31, 2023, the Company recorded bad debt reserve of $53,295 for VAT receivables.

8. PROPERTY AND EQUIPMENT

Property and equipment and the changes in property, equipment and accumulated depreciation for the years ended December 31, 2023 and 2022 are provided as follows:

	Laboratory equipment	Office equipment	Construction in progress	Total
Cost
Balance at December 31, 2021	$78,691	$11,697	$-	$90,388
Additions	496,077	162,405	-	658,482
Disposal/reclasses	-	-	-	-
Effects of currency translation	4,403	2,245	-	6,648
Balance at December 31, 2022	$579,171	$176,347	$-	$755,518
Additions	932,125	236,427	58,722	1,227,274
Disposal/reclasses	(51,509)	10,619	-	(40,890)
Effects of currency translation	34,945	(4,713)	1,207	31,439
Balance at December 31, 2023	$1,494,732	$418,680	$59,929	$1,973,341

Accumulated depreciation
Balance at December 31, 2021	$44,787	$7,717	$-	$52,504
Depreciation	34,977	8,563	-	43,540
Disposal/reclasses	-	-	-	-
Effects of currency translation	(1,931)	(287)	-	(2,218)
Balance at December 31, 2022	$77,833	$15,993	$-	$93,826
Depreciation	137,996	64,987	-	202,983
Disposal/reclasses	(36,039)	4,013	-	(32,026)
Effects of currency translation	4,359	1,882	-	6,241
Balance at December 31, 2023	$184,149	$86,875	$-	$271,024

Net book value at December 31, 2022	$501,338	$160,354	$-	$661,692
Net book value at December 31, 2023	$1,310,583	$331,805	$59,929	$1,702,317

For the year ended December 31, 2023, 2022 and 2021, the Company recorded deprecation of $202,983, $43,540 and $6,573, respectively.

During 2023, we have begun the expansion of our clinical laboratory in our headquarters facility. Expenditures related to that lab expansion are included in Construction in progress.

As of December 31, 2023 and 2022, management assessed that there were no events or changes in circumstances that would require impairment testing of its fixed assets.

9. INTANGIBLE ASSET

Our flagship product is ColoAlert, a colorectal cancer (“CRC”) screening test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the intellectual property related to the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). Subsequent to February 11, 2021, ColoAlert AS assigned their interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $6.85 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount. During the year ended December 31, 2023 the Company paid $700,000 to the seller. The Company recorded amortization of $377,183 and interest expense of $100,813 for the year ended December 31, 2023. As of December 31, 2023, the liability for remaining required payments of $1,115,816 is recorded as intellectual property acquisition liability – related party (current and non-current) on the Statement of Financial Position.

In January 2022 the Company licensed the right to a novel set of mRNA biomarkers, including the exclusive license under a patent pending. Upon completion of the Company’s evaluation of those biomarkers it exercised its right to acquire the rights to those biomarkers including the rights under the patent pending on February 15, 2023. The Company plans to use several of these biomarkers in its next generation product. Pursuant to the technology assignment agreement with SOCPRA Sciences Sante et Humaines S.E.C., operating under the name Transfertech Sherbrooke (“Sherbrooke”), the Company will owe Sherbrooke a royalty payment of 2% of net sales for any product sold that incorporates the biomarkers.

The activity in the Intangible Asset account for the year ended December 31, 2023 is as follows:

Intangible asset

Net book amount at December 31, 2022	$-
Additions	3,771,828
Disposal	-
Amortization	(377,183)
Net book amount at December 31, 2023	$3,394,645

At December 31, 2023 the Company analyzed the recoverability of its intangible assets and determined that an instance of impairment did not exist.

10. LEASES

Right-of-Use Assets

The Company’s leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total
Cost

Balance as of January 1, 2022	$48,754	$22,076	$-	$489,143	$559,973
Additions	17,936	336,127	92,352	563,885	1,010,300
Effects of currency translation	(2,464)	4,767	1,656	(17,828)	(13,869)
Balance as of December 31, 2022	$64,226	$362,970	$94,008	$1,035,200	$1,556,404
Additions	-	38,943	70,914	587,245	697,102
Reduction	(36,907)	(312,790)	-	-	(349,697)
Effects of currency translation	1,110	4,939	4,193	42,192	52,434
Balance at December 31, 2023	$28,429	$94,062	$169,115	$1,664,637	$1,956,243

Accumulated amortization
Balance as of January 1, 2022	$9,594	$7,447	$-	$149,230	$166,271
Depreciation	11,456	69,569	21,720	115,281	218,026
Effects of currency translation	(343)	822	389	(6,456)	(5,588)
Balance as of December 31, 2022	$20,707	$77,838	$22,109	$258,055	$378,709
Depreciation	4,684	17,015	50,925	223,776	296,400
Reduction	(8,000)	(58,776)	-	-	(66,776)
Effects of currency translation	536	1,408	1,690	12,106	15,740
Balance at December 31, 2023	$17,927	$37,485	$74,724	$493,937	$624,073

As of December 31, 2023 and 2022, management assessed that there were no events or changes in circumstances that would require impairment testing of our right of use assets.

The carrying amount of the right-of-use assets is depreciated on a straight-line basis over the life of the leases, which at December 31, 2023, had an average expected life of 5.15 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment and office space. The present value of future lease payments were measured using an weighted average incremental borrowing rate of 9.80% per annum as of December 31, 2023.

Total
Balance as of January 1, 2022	$442,842
Additions	1,010,299
Interest expenses	94,376
Lease payments	(292,320)
Effects of currency translation	(10,727)
Balance as of December 31, 2022	$1,244,470
Additions	697,103
Interest expenses	147,107
Lease payments	(399,416)
Reduction	(274,790)
Effects of currency translation	39,710
As of December 31, 2023	$1,454,186

December 31, 2023
Lease liabilities
Current portion	$288,463
Long-term portion	1,165,723
Total lease liabilities	$1,454,186

At December 31, 2023, the Company is committed to minimum lease payments as follows:

December 31, 2023
Maturity analysis
Less than one year	$367,033
One to two years	374,185
Two to three years	342,763
Three to four years	234,705
Four to five years	233,917
More than five years	368,369
Total undiscounted lease liabilities	$1,920,972
Amount representing implicit interest	(466,786)
Lease obligations	$1,454,186

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	December 31,
	2023	2022
Accounts payable	$2,326,439	$1,333,044
Accrued expenses	992,442	1,037,532
Payroll liabilities	132,734	346,693
	$3,451,615	$2,717,269

12. CONVERTIBLE DEBT – RELATED PARTY

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and have a maturity date of September 30, 2022. One of the convertible loans has not been converted and is payable on demand (balance of EUR30,000 ($33,118) as of December 31, 2023). While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR1 per share.

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

A continuity of the Company’s Convertible Debt is as follows:

2019 and 2020 Convertible Loans
Balance, December 31, 2021	$32,221
Accretion	1,768
Effects of currency translation	(1,808)
Balance, December 31, 2022	$32,181
Effects of currency translation	937
Balance, December 31, 2023	$33,118

13. CONVERTIBLE DEBT

Convertible Loan

In November 2017, the Company entered into loan agreements with two former shareholders of the Company for loans totaling EUR80,278 (approximately $92,007) (the “2017 Convertible Loans”). As of December 31, 2023, one of the 2017 Convertible Loans is outstanding and is payable on demand, with a balance of EUR40,139 ($44,310). The remaining loan is convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loan is non-interest bearing, are unsecured and are due on demand.

A continuity of the Company’s Convertible loan is as follows:

2017 Convertible Loans
Balance, December 31, 2021	$45,666
Effects of currency translation	(2,609)
Balance, December 31, 2022	$43,057
Effects of currency translation	1,253
Balance, December 31, 2023	$44,310

Convertible Promissory Notes

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Holder”). Pursuant to the PPA, we may request that the Holder purchase from us up to $50,000,000 (the “Commitment Amount”) of promissory notes (each, a “Promissory Note”). The Holder will purchase each Promissory Note at 92% of the principal amount of that Promissory Note. On June 28, 2023, we sold the Holder a Promissory Note (the “Initial Promissory Note”) in the principal amount of $5,500,000 and received $5,060,000, net of discount. The Holder is not obligated to purchase any additional Promissory Notes from us under the PPA. On September 26, 2023, the Company issued a second Promissory Note of $5,500,000 and received $5,060,000, net of discount (the “Second Promissory Note”).

Each Promissory Note matures one year from the date of its issuance. The Promissory Notes do not carry any interest, except if there is an event of default in which case the interest is 15% per annum. We may prepay a Promissory Note with at an 8% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares at the time of the notice.

The Promissory Notes are convertible at the Holder’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of (a) (I) $4.9986 in respect of the Initial Promissory Note, (II) $3.5424 in respect of the Second Promissory Note, and (III) with respect to each subsequent Promissory Note, if any, 110% of the volume weighted average price (“VWAP”) of our ordinary shares on the trading day immediately preceding the issuance of such Promissory Note (the “Fixed Price”) or (b) 92% of the average of the two lowest daily VWAPs of the shares during the eight trading days immediately prior to such conversion. In no event, however, shall the conversion price be less than a floor price of $2.00, as may be adjusted for stock splits and other similar transactions (the “Floor Price”).

Under the Promissory Notes, a “Trigger Event” occurs if the trading price of an ordinary share is lower than the applicable Floor Price for any five of seven consecutive trading days. Within five trading days of a Trigger Event, we must make a monthly cash payment to the Holder in connection with the Promissory Notes (the “Monthly Payment”) equal to the lesser of (i) $550,000, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest and (ii) all principal outstanding under all outstanding Promissory Notes, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest. Thereafter, we must pay the Holder a Monthly Payment every 30 calendar days after the due date of the initial Monthly Payment; provided that our monthly obligation hereunder will end with respect to a particular Trigger Event if (i) the daily VWAP of the ordinary shares for seven consecutive trading days immediately prior to the due date of the next Monthly Payment is 10% or greater than the Floor Price or (ii) we reduce the Floor Price for all outstanding Promissory Notes by 50%, unless a new Trigger Event occurs.

In connection with the execution of the PPA, we agreed to pay a commitment fee of $250,000. Such commitment fee was paid on the date of the PPA in the form of 54,428 ordinary shares, which was derived using a per ordinary share price equal to the average of the daily VWAPs of the Ordinary Shares during the three trading days prior to the PPA.

The Company elected to account for the Promissory Notes at fair value through FVTPL. Management believes that the fair value option appropriately reflects the underlying economics of the Promissory Notes. Under the fair value election in IFRS 9, changes in fair value of the Promissory Notes, will be reported in the Consolidated Statements of Operations, under change in fair value of debt instrument, in each reporting period subsequent to the issuance of the Promissory Note. The Initial Promissory Note had a face value of $5,500,000 and had an original issue discount of $440,000. The Company recorded the Initial Promissory Note at its fair value of $5,060,000, which was also the cash received and the Second Promissory Note at its fair value of $5,008,000.

In November 2023, there was both a Trigger Event and default under the PPA and Promissory Notes. As a result, beginning in November 2023 the Company is incurring default interest of 15% per annum and is required to amortize the Notes with monthly cash payments. During November and December 2023, the Company paid $1,100,000 in principal under the notes and associated 8% premium and 15% default interest. During the period from January 1, 2024 to March 26, 2024 we continued to make payments as scheduled in a combination of cash and ordinary shares (see Note 23). We had a scheduled payment to Holder on March 27, 2024. We and the Holder mutually agreed to defer that payment into April 2024, without penalty, and are currently in discussions as to the amount and timing of that payment.

During the year ended December 31, 2023, principal amounts of the Initial Promissory Note of $3,500,000 was converted into 1,259,019 ordinary shares, at conversion prices ranging from $2.00 to $4.17.

For the year ended December 31, 2023, the Company recorded a change in fair value of $661,000, resulting in a balance of $4,859,000 as of December 31, 2023.

Changes in the balance of the convertible notes are as follows:

		Carrying
		Amount at
	Face Value	Fair value
Balance at December 31, 2022	$-	$-
Issuance of convertible promissory notes	11,000,000	10,120,000
Repayments of convertible promissory notes	(1,100,000)	(1,100,000)
Conversion of notes with ordinary shares	(3,500,000)	(3,500,000)
Change in fair value of convertible promissory notes	-	(661,000)
Balance at December 31, 2023	$6,400,000	$4,859,000

We classified this fair value as a Level 3 fair value measurement and used a fair value pricing model to calculate the fair value for the year ended December 31, 2023. Key inputs for the fair value model are summarized below.

A summary of the Company’s significant inputs into the fair value of the Promissory Notes is as follows:

December 31,
2023
Stock price	$1.16– - 4.82
Expected life in years	0.49– - 1.00
Risk free rate	5.09% - 5.57%
Expected volatility	74.65% - 130.0%

14. LOANS PAYABLE

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

15. SILENT PARTNERSHIPS

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR299,400 (approximately $341,740) (the “3% SPAs”). The Company is to repay the amount by December 31, 2025. The Company must pay a minimum of 3% interest per annum on the loans. The lender is entitled to 3% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. Upon the amounts coming due, the lender of the 3% SPAs has the option to demand an additional payment equal to 15% of the contribution as a final remuneration (the “Final Renumeration”). The Final Remuneration is considered to be the cost of issuing debt. The 3% SPAs were received at below market interest rates as part of a government program for COVID-19 relief. The initial fair value of the 3% SPAs was determined to be EUR218,120 (approximately $248,966), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3% SPAs of EUR81,280 ($92,774) has been recognized as government grant income during the period. During the year ended December 31, 2021 the Company received the remaining EUR200,000 ($236,640). The initial fair value of the 3.0% SPAs received was determined to be EUR230,000 (approximately $272,136), determined using an estimated effective interest rate of 11.5%. The initial fair value of the 3.0% SPAs received in 2021 was determined to be EUR156,549 (approximately $185,229), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3.0% SPAs received in 2021 of EUR43,451 (approximately $51,410) has been recognized as government grant income during the period.

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR50,000 (approximately $57,071) (the “3.5% SPAs”). The Company is to repay the amount by June 30, 2025. The Company must pay a minimum of 3.5% interest per annum on the loans. The lender is entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. The 3.5% SPAs are convertible to common shares of the Company at EUR1 per share in the event that the Company is involved in any of the following transactions: capital increases, a share or asset deal or a public offering. Pursuant to the silent partnership agreement, the Company notified the holder, at which point the holder declined the opportunity to convert their loan into common shares. The 3.5% SPAs were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 3.5% SPAs between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature.

Between the years of 2013 to 2016, the Company entered into silent partnership agreements for loans totaling EUR798,694 (approximately $915,383) (the “8.5% SPAs”). Under the 8.5% SPAs, the Company is to repay EUR398,634 (approximately $408,496) of the loans by June 30, 2023 (such amounts were paid between the end of June and the beginning of July 2023) and EUR400,000 (approximately $409,859) of the loans matures on December 31, 2025. The Company must pay a minimum of 8.5% interest per annum on the loans. The lenders are entitled to 1.66% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the lenders of the 8.5% SPAs have the option to demand an additional payment equal to 30% of the principal of the loans as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8.5% SPAs was determined to be EUR772,568 (approximately $85,440), determined using an estimated effective interest rate of 11.5%. Under the agreements, the lenders also agreed to invest in the Company and contributed EUR676,366 (approximately $775,183) to acquire 27,752 shares of the Company between the years of 2013 and 2016. During the year ended December 31, 2020, EUR80,000 (approximately $99,527) of the 8.5% SPAs was extinguished as the lender, who is also a customer of the Company, elected to offset the debt amount against amounts in trade receivables due to the Company.

In 2010, the Company entered into a silent partnership agreement whereby the lender agreed to lend the Company EUR300,000 (approximately $343,830) (the “8% SPA”). The Company repaid this loan in January 2023. The Company must pay a minimum of 8% interest per annum on the loan. The lender is entitled to 1.95% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. At maturity, the lender of the 8% SPA has the option to demand an additional payment of up to 30% of the principal of the loan as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8% SPA was determined to be EUR289,900 (approximately $332,254), determined using an estimated effective interest rate of 11.5%.

Certain of the Silent Partnership agreements are with a German based bank, which also owns ordinary shares of the Company. Those debts are classified as “related party” in the statement of financial position. A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	8% SPAs	Total
Balance, December 31, 2021	$528,849	$43,271	$935,081	$432,918	$1,940,119
Accretion	38,037	3,083	27,544	9,196	77,860
Effects of currency translation	(29,527)	(2,416)	(52,922)	(24,565)	(109,430)
Balance, December 31, 2022	$537,359	$43,938	$909,703	$417,549	$1,908,549
Extinguished during the year	-	-	(507,959)	(418,626)	(926,585)
Gain on debt forgiveness – related party	-	-	(48,667)	-	(48,667)
Accretion	42,063	3,382	20,529	805	66,779
Effects of currency translation	16,835	1,375	11,608	272	30,090
Balance, December 31, 2023	$596,257	$48,695	$385,214	$-	$1,030,166

During the year ended December 31, 2023, the repayment of EUR150,000 (approximately $161,010) of the 8.5% SPAs was a related party transaction, who is a major shareholder.

As at December 31, 2023, EUR 200,000 (approximately $220,784) with a carrying value of $271,354 of the 8.5% SPAs were owing to major shareholders of the Company. EUR 200,000 of the loan is due on December 31, 2025.

As at December 31, 2022, EUR 350,000 (approximately $375,445) with a carrying value of $462,252 (2021 – $498,972) of the 8.5% SPAs were owing to major shareholders of the Company. EUR 150,000 of the loan is due on June 30, 2023 and EUR 200,000 of the loan is due on December 31, 2025.

16. EQUITY

Ordinary shares

The Company has 45 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The par value of share capital is EUR0.01 per share.

Controlled Equity Offering

In December 2022, the Company entered into a Controlled Equity Offering, known as an “ATM” facility. Pursuant to the ATM, the Company at its discretion and subject to an effective registration statement with the U.S. Securities and Exchange Commission, may sell through its agent ordinary shares at market prices, for a fee of 3%. During the year ended December 31, 2023 the Company issued 307,365 ordinary shares pursuant to the ATM for net proceeds of $1,894,742, at an average price of $6.16 per share.

November 2023 Financing

On November 13, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $5.0 million of our ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) and warrants to purchase ordinary shares in a registered direct offering (the “Units”). The combined effective purchase price for each Unit, including an ordinary share (or pre-funded warrant) and an associated warrant to purchase one ordinary share was $1.20. Under the terms of the securities purchase agreement, we have agreed to issue 4,166,667 ordinary shares (or pre-funded warrant in lieu thereof) and warrants (the “Warrants”) to purchase up to an aggregate of 4,166,667 shares. The Warrants will be exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $1.20 per share. The Company received $4,499,555, net of offering costs. All pre-funded warrants were exercised by December 31, 2023.

The proceeds from the issuance of the Units are allocated between ordinary shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital and premium based on the fair value of the ordinary shares at the time the offering was priced, any residual value is allocated to the warrants reserve. The fair value of ordinary shares was deemed to be $1.20, the price of this offering, and no residual value has been allocated to the warrants.

In addition, during the year ended December 31, 2023, the Company issued ordinary shares as follows:

●	142,775 ordinary shares issued for services rendered which were valued at $547,840

●	305,771 ordinary shares issued for cashless exercise of warrants

●	54,428 ordinary shares issued for a commitment fee on a convertible promissory note valued at $250,000

●	300,000 ordinary shares issued for acquisition of intangible assets valued at $2,055,000

●	1,259,019 ordinary shares issued for conversion of debt of $3,500,000

During the year ended December 31, 2022, the Company issued ordinary shares as follows:

●	1,725,000 ordinary shares issued for gross proceeds of approximately $25.9 million (proceeds net of offering expenses was $23.9 million);

●	821,456 ordinary shares issued for exercise of warrants, including cashless exercises (proceeds from the cash exercises of warrants were $382,500); and

●	73,000 ordinary shares issued for services valued at $906,920

Warrants

During the year ended December 31, 2021, in conjunction with private sales units, which included ordinary shares and warrants, the Company issued 3,755,000 warrants and issued 161,000 underwriter warrants with its IPO, cumulatively valued at $754,286, which was recorded to Reserve in the Consolidated Statement of Financial Position. The warrants were valued using the Black-Scholes pricing model. The Black-Scholes model requires six basic data inputs, which were as follows: the exercise or strike price ($3.00), time to expiration (2 to 5 years), the risk-free interest rate (0.16% to 1.08%), the current stock price at time of issuance ($0.283 to $1.602), the estimated volatility of the stock price in the future (75% to 95%), and the dividend rate (0%). Changes to these inputs could produce a significantly higher or lower fair value measurement. Unexercised warrants were to expire in November 2023. On September 8, 2023 the Board of Directors approved an amendment to the outstanding warrant agreements, which all remaining warrant holders accepted. The amendment extended the remaining life of the warrants to November 9, 2024 and removed the option for cashless exercise. No other terms were changed.

On November 13, 2023, the Company issued 4,166,667 warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $0. The Warrants were exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $1.20 per share.

A summary of activity during the year ended December 31, 2023 and 2022 is as follows:

	Warrant Outstanding	Weighted- Average Exercise Price	Weighted- Average Life (years)
Balance as of December 31, 2021	3,916,000	$3.08	1.60
Grants	-	-	-
Exercised	(668,500)	3.48	2.03
Expired	-	-	-
Balance as of December 31, 2022	3,247,500	$3.00	0.44
Grants	4,166,667	1.20	5.00
Exercised	(816,667)	3.00	2.71
Expired	-	-	-
Balance as of December 31, 2023	6,597,500	$1.86	3.39

As of December 31, 2023, all outstanding warrants are exercisable and the intrinsic value of the warrants is $0.

Stock options

In 2021, our shareholders adopted our 2021 Omnibus Incentive Plan (the “2021 Plan”). Under the 2021 Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the 2021 Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 2,300,000 ordinary shares.

In 2022, our shareholders adopted our 2022 Omnibus Incentive Plan (the (“2022 Plan”). Under the 2022 Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the 2022 Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 500,000 ordinary shares. In 2023, we amended the 2022 Plan to increase the aggregate number of shares underlying awards that we could issue to 875,000 ordinary shares.

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

During the year ended December 31, 2023, the Company granted 417,500 stock options valued at $1,407,766. Stock options with time-based vesting were valued using the Black-Scholes pricing model.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded share-based compensation of $3,207,789, $8,917,237 and $6,430,158 and unamortized expense of $3,315,321 and $5,115,344 as of December 31, 2023 and 2022, respectively. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the year ended December 31, 2023, 2022 and 2021, the estimated fair values of the stock options are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Exercise price	$1.99– - 7.02	$6.98– - 20.87	$5.00– - 10.56
Expected term	5.00– - 7.00 years	5.55– - 6.75 years	5.5– - 10 years
Expected average volatility	84% - 89%	73% - 79%	70% - 79%
Expected dividend yield	-	-	-
Risk-free interest rate	3.48% - 4.83%	1.26% - 3.38%	1.10% - 1.51%

A summary of activity during the year ended December 31, 2023 and 2022 follows:

	Stock options Outstanding	Weighted- Average Exercise Price	Weighted- Average Life (years)
Balance as of December 31, 2021	1,504,650	$5.10	9.85
Grants	894,500	10.73	10.00
Exercised	-	-	-
Forfeited	(5,000)	15.28	-
Expiry	-	-	-
Balance as of December 31, 2022	2,394,150	$7.18	9.11
Grants	385,000	4.48	10.00
Exercised	-	-	-
Forfeited/Cancelled	(52,000)	6.97	-
Expiry	-	-	-
Balance as of December 31, 2023	2,727,150	$6.89	8.44

Vested and exercisable as of December 31, 2023	1,766,782	$6.25	7.99
Expected to Vest	960,368	$7.79	2.61

As of December 31, 2023, the intrinsic value of the stock options is $0.

17. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Chief Business Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the year ended December 31, 2023, 2022 and 2021 was as follows:

	Years ended December 31,
	2023	2022	2021
Salaries and benefits	$1,647,186	$1,291,058	$673,464

As of December 31, 2023 and 2022, the Company recorded accounts payable – related party of $32,702 and $0, and accrued management salaries of $267,234 and $260,000, respectively.

Remuneration paid to related parties other than key personnel during the year ended December 31, 2023, 2022, and 2021 was as follows:

	Years ended December 31,
	2023	2022	2021
Salaries and benefits	$29,468	$-	$943

During the years ended December 31, 2023, 2022, and 2021, the Company incurred interest expense of $26,469, $32,457, and $36,442 on balances owing to related parties, respectively.

During the years ended December 31, 2023, 2022, and 2021, the Company incurred accretion expense of $10,712, $14,847, and $17,489 on balances owing to related parties, respectively.

During the years ended 2023, 2022, and 2021, we recorded expenses of $57,039, $97,924, and $259,600, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product. A non-executive director of the Company is also an owner of ColoAlert AS. During the year ended December 31, 2023, 2022 and 2021, we paid ColoAlert AS $885,335, $97,924, and $173,844, respectively. As of December 31, 2023 and 2022, we had liabilities recorded for unpaid costs to ColoAlert AS of $0 and $0, respectively, recorded as Accounts payable – related party.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements with ColoAlert AS. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $6.85 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount. During the year ended December 31, 2023 the Company paid $700,000 to the seller. The Company recorded amortization of $377,183 and interest expense of $100,813 for the year ended December 31, 2023. As of December 31, 2023, the liability for remaining required payments of $1,133,589 is recorded on the Consolidated Statement of Financial Position.

18. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the years ended December 31, 2023, 2022 and 2021 and recognized as other income were as follows:

	Years ended December 31,
	2023	2022	2021
Research and Development Projects
Rapid detection of antibody-based pathogens	$-	$42,055	$102,780
Multi-marker test for the early detection of pancreatic cancer	27,741	108,999	196,217
	$27,741	$151,054	$298,997

As of December 31, 2023 and 2022, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $6,604 and $81,706, respectively.

19. FINANCIAL INSTRUMENT RISK MANAGEMENT

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

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. The Company has been determined that no credit loss provision is required, as all amounts outstanding are considered collectible. During the year ended December 31, 2023, the Company incurred $14,357 (related to Trade receivable and VAT receivable) in bad debt expense (2022 - $65,389). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at December 31, 2023 and 2022, the Company had an unrestricted cash balance of $7,070,925 and $17,141,775, excluding the Initial Promissory Note, which is expected to be settled in ordinary shares, of $4,859,000 and $0, respectively.

Historically, the Company’s primary source of funding has been the sale of ordinary shares and borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at December 31, 2023 and 2022:

At December 31, 2023:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$3,451,615	$-	$-
Accounts payable – related party	$32,702	$-	$-
Deferred revenue	$138,889	$-	$-
Convertible promissory note	4,859,000	-	-
Convertible loans	77,428	-	-
Silent partnerships	-	1,030,166	-
Lease liabilities	288,463	812,910	352,813
Intellectual property acquisition liability - related party	238,839	726,977	-
	$9,236,936	$2,570,053	$352,813

At December 31, 2022:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$2,717,269	$-	$-
Deferred revenue	199,410	-	-
Convertible debt	75,238	-	-
Silent partnerships	965,335	943,214	-
Lease liabilities	285,354	771,457	187,659
	$4,242,606	$1,714,671	$187,659

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

20. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the year ended December 31, 2023, 2022, and 2021, the Company had revenue from one, two, and four, customers that accounted for approximately 21%, 38% and 56% of revenue, respectively.

21. INCOME TAXES

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss for the period	$(26,295,727)	$(26,387,336)	$(11,690,098)
Statutory income tax rate	25.0%	25.0%	25.0%
Expected in tax recovery at statutory income tax rates	$(6,574,000)	$(6,597,000)	$(2,923,000)
Permanent differences	904,000	2,342,000	1,601,000
Difference in tax rates, foreign exchange, and other	5,695,000	3,723,000	484,000
Change in deferred tax assets not recognized	(25,000)	532,000	838,000
Income tax recovery	$-	$-	$-

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2023	December 31, 2022
Deferred tax assets
Net operating loss carryforwards	$2,704,532	$2,717,532
Deferred tax assets not recognized	(2,704,532)	(2,717,532)
Net deferred tax asset	$-	$-

As of December 31, 2023 and 2022, the Company has approximately $36,269,000 and $21,440,000 of non-capital losses that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

22. OPERATING EXPENSES

For the years ended December 31, 2023, 2022, and 2021, operating expenses consisted of the following:

	Years ended December 31,
Sales and marketing	2023	2022	2021
Salaries and Benefits	$1,442,952	$585,393	$84,418
Professional and consulting fees	909,046	756,919	243,012
Office expenses	21,746	49,092	34,206
Travel and entertainment	84,082	40,038	5,142
Depreciation and amortization	3,128	35,866	8,868
Marketing and advertising	3,697,523	4,929,598	587,018
	$6,158,477	$6,396,906	$962,664

	Years ended December 31,
Research and development	2023	2022	2021
Salaries and benefits	$3,415,784	$1,961,718	$250,266
Professional and consulting fees	4,323,406	1,316,861	26,290
Lab and office expenses	975,315	1,375,349	106,487
Travel and entertainment	198,998	118,695	15,245
Depreciation and amortization	524,009	106,327	83,646
Materials for clinical studies	152,881	140,416	-
	$9,590,393	$5,019,366	$481,934

	Years ended December 31,
General and administrative	2023	2022	2021
Salaries and benefits	$2,310,835	$2,175,242	$816,027
Employee stock option expense	3,266,702	8,931,386	6,430,158
Professional and consulting fees	3,883,687	2,144,679	800,836
Office expenses	657,185	785,862	193,514
Insurance	817,181	920,121	170,464
Travel and entertainment	130,606	133,257	17,116
Depreciation and amortization	339,275	119,372	29,515
	$11,405,471	$15,209,919	$8,457,630

23. SUBSEQUENT EVENTS

Subsequent to December 31, 2023, pursuant to the PPA (see Note 12), we paid $858,415 in cash and issued 721,093 ordinary shares. These transactions reduced the outstanding principal by $1,246,449, and interest of $177,566 and premiums of $74,995.

On February 22, 2024, our Compensation Committee approved the carve-out plan (the “COP”) of Mainz Biomed USA, Inc. (“Mainz USA”) and the Board of Directors of Mainz USA approved the COP. The purpose of the COP is to promote the interests of Mainz USA by providing a payment opportunity to individuals providing services to Mainz USA upon the consummation of a corporate transaction or series of transactions resulting in a change of control of Mainz USA or our Company (a “Change of Control” and the completion of a Change of Control, the “Closing”).

Payment under the COP is based principally upon the carve-out pool amount which is equal to 13% of the aggregate pre-tax consideration (cash and fair market value of any securities or other consideration) payable in connection with a Change of Control that would be legally available for payment or distribution to Mainz USA, our Company or their respective shareholders in connection with a Change of Control (the “Consideration”). The COP provides for a carve-out pool equal to 13% of the Consideration less the aggregate severance payments contractually owed to all COP participants who have been informed on or before the Closing that their employment with Mainz USA will terminate on or within three months after the Closing. The carve-out pool will be allocated and paid to participants in the COP based on the product of the participant’s applicable carve-out percentage as defined in the COP.

Under the COP, participants may receive transaction carve-out equal to the carve-out pool amount multiplied by each participant’s carve-out percentage specified in such participant’s participation acknowledgment less that participant’s equity offset, as defined under the COP. Subject to the terms of the COP, payments under the COP will generally be paid in the same form (or forms) as the consideration received by shareholder of our Company in respect of their Company equity securities due to the change of control.

In connection with the approval of the COP, the Compensation Committee also approved a noncompete agreement. Each service provider to Mainz USA designated to participate in the COP and who executes a participation acknowledgment is eligible for awards under the COP, provided that he or she (i) remains in continuous service as defined in the COP until the Closing, and (ii) if so required of the participant, entry into a noncompete agreement with Mainz USA as outlined in the COP, or (iii) is (a) not terminated from employment by Mainz USA for cause, or (b) terminated without cause within 90 days of the Closing.

The Compensation Committee also recommended and adopted awards under the COP to Guido Bächler, the Company’s Chief Executive Officer, with a carve-out percentage equal to 30% of the carve-out pool amount, and William Caragol, the Company’s Chief Financial Officer, with a carve-out percentage equal to 15% of the carve-out pool amount. Each award was made pursuant to a COP participation acknowledgement form. Future awards of carve-out percentages may be made at the discretion of our Compensation Committee.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

2.1	Description of Securities registered under Section 12 of the Exchange Act***
3.1	Unofficial English translation of Deed of Conversion***
3.2	Unofficial English translation of Deed of Amendment, dated December 15, 2022***
4.1	Share Certificate—Ordinary Shares***
10.1	Management Services Agreement, dated July 1, 2020, between the Company and Guido Baechler***
10.2	Consulting Agreement, dated July 16, 2021, between the Company and William Caragol***
10.3	Management Services Agreement, dated January 1, 2019, between the Company and Dr. Moritz Eidens***
10.4	Management Services Agreement, dated January 1, 2019, between the Company and Philipp Freese***
10.5	Form of Silent Partnership Agreements***
10.6	Mainz Biomed N.V. 2021 Omnibus Incentive Plan***
10.7	Mainz Biomed N.V. Amended and Restated 2022 Omnibus Incentive Plan***
10.8	Amendment to Management Services Agreement between Guido Baechler and the Company***
10.9	Amendment to Consultant Agreement between William Caragol and the Company***
10.10	Amendment to Management Services Agreement between Dr. Moritz Eidens and the Company***
10.11	Amendment to Consultant Agreement between Philipp Freese and the Company***
10.12	Technology Rights Agreement, dated January 4, 2022, between the Company and Socpra Sciences Santé Et Humaines S.E.C. ***
10.13	Employment Contract with William Caragol, dated April 29, 2022***
10.14	Intellectual Property Asset Purchase Agreement, dated February 15, 2023, with Uni Targeting Research AS***
10.15	Assignment Agreement, dated February 15, 2023, with SOCPRA Sciences Santé et Humaines S.E.C. ***
10.16	Mainz Biomed USA, Inc. Carve-Out Plan***
11.1	Insider Trading Policy*
11.2	Code of Ethics and Business Conduct***
12.1	Section 302(a) Certification of CEO*
12.2	Section 302(a) Certification of CFO*
13.1	Section 906 Certifications of CEO and CFO**
15.1	Consent of Reliant CPA PC*
97.1	Executive Compensation Clawback Policy*
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

*	Filed herewith.
**	Furnished herewith.
***	Previously filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mainz Biomed N.V.

Date: April 8, 2024

By:	/s/ Guido Baechler
Guido Baechler
Chief Executive Officer