Form 20-F
period 2024-12-31
MAINZ BIOMED N.V.
filed 2025-03-31
CIK 1874252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

2,319,353 Ordinary Shares

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

We are an early-stage company. Since inception, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended December 31, 2024 and December 31, 2023 were $21,650,663 and $26,295,727, respectively. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold or could result in the loss of your entire investment. Until we earn a profit (and even if we earn a profit, until we earn a sufficient profit), our ability to continue and grow our operations depend on our ability to raise additional capital through debt and equity financings. If we are unable to raise additional capital through debt and equity financings, we could be forced to curtail or cease our operations, including in the near term.

Terms of subsequent financings may adversely impact your investment.

We have primarily funded our operations through sales of common equity, debt, or preferred stock financing and intend to engage in such financings in the future. Your rights and the value of your investment in our securities could be reduced as a result of any such future financing. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred shares could be more advantageous to those investors than to the holders of ordinary shares. In addition, if we need to raise more equity capital from the sale of ordinary shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. If we sell additional ordinary shares, they could be sold into the public market at the time of issuance or thereafter which could adversely affect the market price of our ordinary shares. As of the date of this annual report, we are subject to the “baby shelf” restrictions for the use of a shelf registration statement, meaning that we can only offer one-third of our public float through a shelf registration statement in any 12-month period. We are not currently able to sell any securities through our shelf registration statement on Form F-3. If we intend to register securities for sale that are equal to more than one-third of our public float in any 12-month period, we would have to do so through a registration statement on Form F-1, and any such financing could require less favorable terms or have a lesser chance of success.

Our inability to manage growth could harm our business.

The successful implementation of our strategies depends upon how we manage our growth. Failure to properly manage our growth could result in our requiring more funds and/or time to obtain our objectives, if ever obtained. For example, in 2024, we made the strategic decision to focus our sales effort on distributing our IVD kits to third-party laboratories in Europe and ceased our direct to consumer sales, and we could have utilized the resources we expended on direct consumer sales on distribution efforts to third-parties had we made this decision earlier.

As we build our commercialization efforts and expand research and development activities, our operating expenses and capital requirements have increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward in commercializing our tests and developing our test portfolio, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

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

Our financial statements for the fiscal year ended December 31, 2024 include an explanatory paragraph from our auditor indicating that there is substantial doubt about our ability to continue as a going concern.

Since inception, we have devoted substantially all of our resources to developing our in-vitro diagnostic tests, establishing partnerships and sales channels to distribute such tests and operating a clinical diagnostic laboratory.   We have recurring losses, accumulated deficit totaling $91.0 million and negative cash flows used in operating activities of $17.1 million as of and for the year ended December 31, 2024, and we expect to continue to have recurring losses and negative cash flows in operating activities in the near future as we seek to gain regulatory approval for our principal product in certain jurisdictions. These factors led management to conclude that there is a substantial doubt as to our ability to continue as a going concern for a period that is one year from the date of our financial statements, and we prepared out financial statements on that basis. In addition, the auditor’s opinion accompanying our audited financial statements for the year ended December 31, 2024 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern as a result of recurring losses from operations and negative cash flows. We expect our financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate our research and development, regulatory, and commercial efforts which could adversely affect our future business prospects and our ability to continue as a going concern.

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

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments, such as the ongoing wars in Ukraine and the Middle East, potential and global economic phenomenon (including uncertainty about tariffs and retaliatory responses thereto), general financial market turbulence and natural phenomena, such as the COVID-19 pandemic. Uncertainty about global economic conditions could result in:

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

Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent and future policy changes, there may be greater restrictions and economic disincentives on international trade. These could include tariffs of up to 25% on all goods coming from the European Union to the United States as discussed by the current U.S. administration. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations.

A substantial percentage of our operations are conducted in Europe. As a result, we are exposed to an exchange rate risk between the U.S. and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. For example, for 2024 the European Central Bank reported a low exchange rate of EUR1.00:US$1.0632 on April 22, 2024 and a high of EUR1.00:US$1.1196 on September 30, 2024. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our products outside of Europe, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro dollar against the U.S. dollar would increase the cost of such goods and services.

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

For the foreseeable future, our ability to generate revenues depends almost entirely on the commercial success of ColoAlert, our colon cancer screening test. The commercial success and our ability to generate revenues depends on a variety of factors, including the following:

●	regulatory approval for the use and sale of our test in new markets, particularly the United States;

●	patient acceptance of and demand for our tests;

●	acceptance of our test in the medical community;

●	successful sales, marketing, and educational programs;

●	the amount and nature of competition from other colon cancer screening products and procedures;

●	the ease of use of our ordering process for physicians;

●	maintaining and defending intellectual property and trade secrets, and our ability to establish and maintain adequate commercial manufacturing, distribution, sales and laboratory testing capabilities; and

●	The potential of being sued by competitors to avoid or delay market entry in certain geographic markets.

In addition to pursuing the development of our ColoAlert screening test, we are pursuing the research and development of a diagnostic test for pancreatic cancer, and such research and development efforts may divert resources from the development of ColoAlert. Such diversion of resources delay or prevent our ability to generate significant revenue from ColoAlert.

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

We might decide not to incorporate biomarkers that we have acquired after we conclude additional studies on such biomarkers.

On February 15, 2023 we acquired a portfolio of novel mRNA biomarkers developed at the Université de Sherbrooke (the “UdeS Biomarkers”). We are in the process conducting an international multi-center clinical study in the United States (such study called “eAArly DETECT v 2”) to assess the potential to integrate the UdeS Biomarkers into our next generation product. If we conclude the eAArly DETECT v2 study and decide not to integrate the UdeS Biomarkers, we will have expended significant time and funds in connection with the acquisition and the study without improving our next generation product.

Likewise, in March 2024, we acquired a license from Liquid Bioscience, Inc. to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. We have exclusive license to develop such a test using these biomarkers with the unilateral option to acquire them. If we research these biomarkers but ultimately decide not to incorporated them into a product candidate for a pancreatic cancer diagnostic test, we may expended significant resources without any financial return.

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

Even if we do not face any judgments or settlements for personal injury or wrongful death claims, maintaining product and general liability insurance is significant expense. The cost of such insurance will increase if we are able to grow our business and offer our ColoAlert more broadly or offer new products.

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

Our ordinary shares began trading on the Nasdaq Capital Market in November 2021, and since that date there has been volatility in the market price of our ordinary shares. For example, in the 2024 calendar year, the high closing price of our ordinary shares was $47.80 per share and the low closing price was $3.78 per share. The daily trading volume and our per ordinary share market price may decrease significantly after the date of this annual report. The value of our ordinary shares could decline due to the impact of any of the following factors upon the market price of our ordinary shares:

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

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present shareholders. We are authorized to issue an aggregate of up to 20,250,000 ordinary shares. As of March 21, 2025, we had 3,038,853 ordinary shares outstanding, approximately 15% of the ordinary shares that we are authorized to issue. In addition as of March 21, 2024, we had 2,839,208 warrants exercisable into ordinary shares outstanding, 472,677 options exercisable into ordinary shares outstanding, and 401,000 prefunded warrants that are convertible into ordinary shares at $0.001.

We may issue additional ordinary shares or other securities that are convertible into or exercisable for ordinary shares in order to raise additional capital, or in connection with hiring or retaining employees, directors, or consultants, or in connection with future acquisitions of licenses to technology or diagnostic tests in connection with future business acquisitions, or for other business purposes. The future issuance of any such additional ordinary shares or other securities, including those underlying the warrants and options we have issued and granted, would dilute the voting power of our current shareholders, could dilute the net tangible book value per share at the time of such future issuance and may create downward pressure on the trading price of our ordinary shares.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of June 30, 2025. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of (i) our assets are located in the United States or (ii) our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. We anticipate that when we analyze whether we are a foreign private issuer as of June 30, 2025 we will conclude that we are not.

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

If we cease to be a foreign private issuer, we might consider whether to redomicile to a U.S jurisdiction.

If we cease to be a foreign private issuer, we will assess whether it is more beneficial for corporate purposes to redomicile to a U.S. jurisdiction that to remain as a public company under Dutch law. Such a redomicile could entail significant cost and time for us to undertake, could affect certain rights that you have as a shareholder and could impose additional disclosure and compliance requirements from both the SEC and Nasdaq.

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

Our ordinary shares are currently listed on Nasdaq. Nasdaq requires that companies that have securities listed with it continue to meet certain requirements to maintain such listing. Failure to meet these requirements would result in a delisting of the securities from Nasdaq. One such requirement is that securities listed on Nasdaq do not have a 30 consecutive trading day period in which the minimum bid price of such securities is less than $1.00 per share. In 2024, we ceased to be in compliance with this minimum bid price requirement and only were able to regain compliance after enacting a 1:40 reverse stock split on December 3, 2024.

If a company falls afoul of a Nasdaq continued listing requirement, it may be able to take advantage of an automatic grace period to regain compliance and Nasdaq may, upon request, grant additional periods for the company to regain compliance. However, such automatic grace period is not available to companies that have enacted a reverse stock split within the past twelve months in connection with a failure to maintain compliance with the minimum bid price requirement. In the future, we may cease to be compliant with Nasdaq’s continued listing requirement, and if that occurs we may not be able to regain compliance within the periods allotted to us, which periods may be reduced if we fail to comply with the minimum bid price requirement with twelve months of our recent reverse stock split, December 3, 2024.

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

B. Business Overview

General

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We additionally operate a clinical diagnostic laboratory and distribute our IVD kits to third-party laboratories in Europe and during 2023 and a portion of 2024 through our on-line store in Germany.

In addition, we conduct research and development to increase and diversify our product portfolio. Currently, we are managing our government funded research and development project called PancAlert, which provide us non-refundable grant income that covers a percentage of the individual project-related costs. In March 2024, we acquired a license from Liquid Bioscience, Inc. to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. We have an exclusive license to develop such a test using these biomarkers with the unilateral option to acquire them.

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

Pancreatic Cancer

We are exploring a stool-based test for the diagnosis of pancreatic cancer, PancAlert, as well as a blood-based test.

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

Our goal is to make PancAlert the world’s first pancreatic cancer screening test based on Real-Time PCR-based multiplex detection of molecular-genetic biomarkers in stool samples. The most promising candidates for disease-specific biomarkers to date are KRAS, mBMP3, NDRG4, and GNAS codon 201. In addition, the platform technology used will enable simple integration of further biomarkers if indicated. The analysis of the results will be additionally facilitated by a specialized artificial intelligence solution. Based on the research progress in this project, we may initiate an initial pilot study with one or more selected clinical sites. If such a clinical pilot studies show promising results, we would intend to start developing an IVD-R and FDA approvable product for the European and U.S. markets.

Blood-Based Test

In March 2025, we entered into a License and Option Agreement with Liquid Bioscience, Inc. to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. Under the terms of the agreement, we have an exclusive license to develop a test using Liquid’s biomarkers with the unilateral option to acquire the exclusive global rights to the gene expression biomarkers which have demonstrated a high degree of effectiveness in detecting pancreatic cancer.

The discovery process included multiple independent pancreatic cancer study cohorts. Liquid used their proprietary EMERGE platform to identify a panel of clinically relevant mRNA biomarkers from a blood-based cohort of 285 subjects with 35 pancreatic cancer patients. Liquid further confirmed the biomarkers with two additional, independent cohorts, validating the strong clinical contribution of each biomarker shown in the initial discovery phase. In the analysis, the biomarkers coupled with the proprietary algorithm developed by Liquid, achieved overall sensitivity of 95% and a 98% specificity for the detection of pancreatic cancer.

The terms of the agreement include both a license fee and a royalty on future revenues in the event of the exercise of the option.

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

Strategy

We intend to make our next generation colorectal cancer screening product the global CRC screening market leader by providing the best performance at an affordable cost. To fulfil this goal efficiently, our sales strategy is primarily based on collaborations with large laboratory chains. This distribution strategy is chosen because laboratories typically have a large customer base of physicians as well as a strong sales team. This can increase awareness of ColoAlert within the physician community in a cost-effective manner. At the same time, it offers the opportunity for accelerated product rollouts in foreign markets, as large laboratory chains operate across Europe or worldwide and successful products are often distributed within the laboratory chain. Laboratory partners benefit from the introduction and distribution of ColoAlert especially from the increased medical added value, the positioning as innovation leaders and from, we believe, significantly higher margins compared to conventional stool tests such as FIT.  We believe that this distribution approach also provides a strong business differentiation in the United States from the Cologuard, a test offered by Exact Sciences Corporation. Cologuard is performed exclusively in Exact Sciences’ in-house laboratories and therefore other laboratories currently do not have access to a multitarget stool test. By providing the ColoAlert test kits, other laboratories can also offer highly sensitive, non-invasive CRC screening to their affiliated physicians and their patients.

To introduce ColoAlert into the United States and potentially other markets like China, extensive regulatory studies are required. We are actively exploring the required regulatory path for the United States.

Therefore, we intend to focus much of near-term efforts on:

●	expanding the commercial opportunity of our ColoAlert product in Europe by expanding our commercial team and partnerships;

●	preparing and executing a comprehensive clinical and regulatory strategy to achieve market authorization from the FDA to use our next generation colorectal cancer product as a screening test for CRC in the United States; and

●	continuing research and development of PancAlert and our recently licensed blood-based biomarkers for the detection of pancreatic cancer.

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

Entry into the U.S. Market

We plan to employ decentralized product and marketing strategy in the United States; we will seek to sell the next generation test as a test kit to clinical laboratories that are certified by the Secretary of the Department of Health and Human Services under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA labs”) requiring FDA market authorization. The top five laboratory chains in the United States had revenues of nearly $38 billion in 2020. Alternatively or in addition, we could offer our next generation test, or as a laboratory developed test offered by the Mainz BioMed clinical laboratory governed under US Centers for Medicare and Medicaid Services (“CMS”).

We are exploring the required clinical and regulatory path to submit our next generation product to the FDA to achieve a CRC screening claim for asymptomatic patients who are at average risk for CRC, aged 45 to 80.

In December 2022, we received approval from an independent Institutional Review Board (IRB) for the protocol reconAAsense, our U.S. pivotal study to evaluate the clinical performance of our next generation product. We plan to initiate the study, which will form the basis of the data package to be submitted for review by the U.S. Food and Drug Administration (FDA) to achieve marketing authorization, during the second half of 2023. reconAAsense is a prospective clinical study that envision including approximately 15,000 subjects from 150 sites across the United States. The study objectives include calculating sensitivity, specificity, positive predictive value and negative predictive value in average-risk subjects for CRC and advanced adenomas.

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

Research and Development

Our research and development strategy has been centered on

●	running our ColoFuture study, an international multi-center clinical study to evaluate the effectiveness of the UdeS biomarkers to enhance ColoAlert’s technical profile to expand its capability to identify AA while increasing our next generation product’s rates of diagnostic sensitivity and specificity. Our ColoFuture Study has been expanded into the United States under the label “eAArly DETECT” and

●	developing our product candidate PancAlert, a proposed stool-based screening test for pancreatic cancer that is in the early stages of development and might never become a product.

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

We have received government grants as part of our research and development programs, including approximately $46,000 in our fiscal year ended December 31, 2024 and $28,000 in our fiscal year ended December 31, 2023.

Government Regulation

In vitro diagnostic medical devices (IVDs) are regulated by government agencies in countries where such products are sold. There is no uniform set of regulations governing our product portfolio. Following is a summary of governmental regulations in Europe (EU), our principal market.

Europe

Until May 26, 2022, IVDs were regulated by the European Directive 98/79/EC (IVDD). Due to the lowest risk classification, IVDs such as ColoAlert have been approved and CE marked as part of a self-certification process. Under the IVDD, developers and manufacturers were required to operate according to a Quality Management System and validate medical devices in a limited clinical trial to demonstrate the manufacturer has met analytical and clinical performance criteria. We have implemented an ISO standard 13485 quality management system for the design and manufacture of medical devices. ISO 13485 addresses managerial awareness of regulatory requirements, control systems, inspection and traceability, device design, risk and performance criteria as well as verification for corrective and preventative measures for device failure.

ISO 13485 certification establishes conformity to specific European Union directives related to medical devices.

The Regulation (EU) 2017/746 on in vitro diagnostic medical devices (IVDR) became effective as of May 25, 2017, marking the beginning of a transition period for manufacturers selling IVD devices into Europe. The IVDR, which replaced the IVDD, has been fully implemented since May 26, 2022. This means that all new IVDs have to fulfill the new and more stringent EU regulatory requirements. Legacy IVDD products can be sold on the EU market until the end of a transition period, which is defined by the risk class of the respective future IVDR product. In order to be able to sell the product under IVDR, manufacturers had to update their technical documentation and processes to fulfill the EU regulation.

We believe that the most challenging areas under the IVDR regard the classification of products, which brings the majority of IVDs under the direct review and approval of Notified Bodies, and the performance evaluation of IVDs, which will not only include the classic clinical performance and analytical performance but also scientific validity, the role and responsibilities of the economic actors of the supply chain, the traceability and the transparency of the devices with, in particular, the introduction of the UDI-system and a new EUDAMED database specifically built for this purpose

Notified Bodies began auditing to the IVDR once they were designated as a Notified Body under the IVDR by their Competent Authority. Mainz has selected TÜV Rheinland as the designated Notified Body under the IVDR. For Class C devices (such as ColoAlert), the conformity assessment procedure will be a combination of the Quality Management System audits and Technical Documentation assessments. The assumed assessment time needed for a Technical Documentation assessment of a Class C device currently is expected to be quite lengthy due to the limited number of Notified Bodies and the major increase of submissions requiring NB review/approval. We have already begun discussions with the TÜV Rheinland in order to ensure compliance with the IVDR as soon as possible.

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

Customers

Our current customers are primarily laboratories in Germany, including some of the largest chains in Germany, that offer our ColoAlert test to physicians for use with their patients. For the year ended December 31, 2024, 2023 and 2022, we had revenue from one, two and four customers that accounted for approximately 57%, 21% and 38% of revenue, respectively. We are actively seeking to expand our customer base in Europe, and we intend to further expand it into the United States depending upon the progress of an application with the FDA for approval of ColoAlert.

Suppliers and Raw Material

We purchase most of our supplies “off-the-shelf” and at market rates and have normally second source suppliers available in case we experience supply issues with the primary supplier. We are planning to establish a safety stock from the primary suppliers to allow enough time for the necessary valuation to be performed if a secondary supplier is required.

Legal Proceedings

On March 22, 2024, we filed a complaint in the Supreme Court of the State of New York against a former underwriter for breach of contract, unjust enrichment, and a declaratory judgment. Several weeks later, the former underwriter brought an arbitration against us seeking to collect alleged unpaid compensation for alleged financial services plus shares and warrants pursuant to two agreements. We applied to the Arbitration Panel for an order staying the Arbitration proceeding pending final determination by the courts of the issues raised in the Supreme Court case, which was granted on September 12, 2024. There is not a future court conference scheduled, and we are waiting on the Court’s determination of which venue (the Supreme Court or FINRA Dispute Resolution) is proper to hear the dispute. We intend to vigorously defend against all claims. Given the preliminary stage of the lawsuit, the uncertainty of litigation, we cannot predict the outcome at this time or estimate a reasonably possible loss or range of loss that may result from this action.

Apart from the above, We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this annual report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

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

Organization and Overview of Operations

We develop and sell in-vitro diagnostic tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. During 2023 and 2024 we operated a clinical diagnostic laboratory to support sales through our on-line store in Germany and a limited number of lab partners. During 2024, we made the strategic decision to focus our sales effort on distributing our IVD kits to third-party laboratories in Europe and ceased our direct to consumer sales. In addition, we conducted research and development to increase and diversify our product portfolio. During 2023 and 2024, we also performed government funded research and development project called PancAlert, which provided us non-refundable grant income that covers a percentage of the individual project-related costs. Our program to explore screening or diagnostic solutions for pancreatic cancer continues through internally funded research and development.

Results of Operations

Comparison of the Year Ended December 31, 2024 and 2023

The following table provides certain selected financial information for the periods presented:

	Year Ended December 31,			%
	2024	2023	Change	Change
Revenue	$832,422	$895,479	$(63,057)	(7)%
Revenue – related party	$61,569	$-	$61,569	-
Total Revenue	$893,991	$895,479	$(1,488)	0%
Cost of revenue	$319,108	$385,820	$(66,712)	(17)%
Gross profit	$574,883	$509,659	$65,224	13%
Gross margin	64%	57%
Research and development	$5,839,033	$9,590,393	$(3,751,360)	(39)%
Sales and marketing	$6,581,333	$6,158,477	$422,856	7%
General and administrative	$6,572,765	$11,450,471	$(4,832,706)	(42)%
Restructuring expense	$277,160	$-	$277,160	-%
Total operating expenses	$19,270,291	$27,154,341	$(7,884,050)	(29)%
Loss from operations	$(18,695,408)	$(26,644,682)	$(7,949,274)	(30)%
Other (income) expense	$2,955,255	$(348,955)	$3,304,210	(947)%
Net loss	$(21,650,663)	$(26,295,727)	$(4,645,064)	(18)%
Total comprehensive loss	$(21,755,223)	$(26,800,221)	$(5,044,998)	(19)%
Basic and dilutive loss per common share	$(22.36)	$(64.76)	$42.40	65%
Weighted average number of common shares outstanding – basic and diluted	968,234	406,058

Revenue

Revenue for the year ended December 31, 2024 was $893,991 as compared to $895,479 for the year ended December 31, 2023. During 2024, we made the decision to cease our direct to consumer and other business lines to focus on expanding our lab network and sales of IVDR kits to those lab partners. For the year ended December 31, 2024, ColoAlert sales through our lab network increased by 33% from $423,676 in the year ended December 31, 2023 compared to $562,507 during the year ended December 31, 2024. During those same periods revenue from direct to consumer sales decreased by 34% from $414,899 to $272,813 as we exited that business.

Cost of Revenue

Cost of revenue for the year ended December 31, 2024 was $319,108 as compared to $385,820 for the year ended December 31, 2023, a 17% decrease. This decrease was the result of the decrease in direct to consumer sales, which resulted in the reduction of labor and overhead expenses in our commercial lab.

Gross profit

Gross profit increased to $574,883 in the year ended December 31, 2024 compared to $509,659, for the year ended December 31, 2023. This gross profit increase, resulting in an improvement of gross margin from 57% to 64%, was attributable to increased sales through our lab network which have a higher gross margin.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024 were $5,839,033 compared to $9,590,393 for the year ended December 31, 2023, a decrease of $3,751,360. This decrease was driven by the cost of our ColoFuture and eAArly Detect feasibility studies in the U.S. and in Europe, which drove significant expenses in 2023 compared to 2024. During the year ended December 31, 2023, clinical study expenses and professional fees related to those studies were $4.3 million compared to $1.0 million in the year ended December 31, 2024.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2024, were $6,581,333 compared to $6,158,477 for the year ended December 31, 2023, an increase of $422,856. This increase was related to an increase in our marketing and advertising expense of $0.9 million as we continued to invest in our brand and market awareness programs. This increase was mitigated by reduced labor costs (salary and consulting) of $0.5 million as the result of our shift in focus away from consumer sales.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2024 were $6,572,765 compared to $11,405,471 for the year ended December 31, 2023, a decrease of $4,832,706 The decreased expenses were primarily the result of a decrease of $3.1 million of non-cash stock option expense for the year ended December 31, 2024 compared to the same period in 2023. In addition, our professional and consulting fees were reduced by $1.5 million in line with our cost reduction efforts in 2024.

Restructuring Expenses

Restructuring expenses for the year ended December 31, 2024 were $277,160 compared to nil for the year ended December 31, 2023, an increase of $277,160. During July 2024 and October 2024, the Company restructured its operations to focus on its ColoAlert business in Europe, the development of its next generation product, and planning for the Early Detect 2 clinical study in the U.S. in 2025. In line with that focus, the Company implemented cost reduction efforts which included the reduction of its operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale of its European Oncology Lab (“EOL”) business in St. Ingbert, Germany to a related party. The sale of the EOL business included a payment to the Company of €31,511 ($32,785). Additionally, the Company amended the employment contracts of its CEO and CFO, reducing the salaries of those officers to 60% and 50% of their then current salaries, respectively, effective November 1, 2024. For the year ended December 31, 2024, the Company recorded severance expenses and impairment loss from this transaction of $277,160 as restructuring expense and gain on sale of EOL of $28,328. In conjunction with its restructuring program, for the year ended December 31, 2024, the Company recorded an impairment on construction in progress of $47,449 as the construction project was on hold and there is not a plan for future use.

Other Expense (net)

Other expense (net) for the year ended December 31, 2024 was $2,955,255 compared to other income (net) of $348,955 for the year ended December 31, 2023, resulting in increased other expenses (net) of $3,304,210. The biggest driver of this change was the result in an increased non-cash expense of $2.7 million for the adjustment of fair value on convertible debt in the year ended December 31, 2024 compared to the year ended December 31, 2023. In addition, interest expense increased by $0.5 million in the year ended December 31, 2024 compared to the year ended December 31, 2023 as the result of higher convertible debt balances.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and operating losses. We fund our liquidity requirements primarily through cash on hand, cash flows from operations and, debt and equity financing. As of December 31, 2024, we had $6,235,670 of cash and cash equivalents, with $7,070,925 as of December 31, 2023.

The following table summarizes our cash flows from operating, investing and financing activities:

	Years Ended December 31,
	2024	2023	Change
Cash used in operating activities	$(17,090,011)	$(21,938,845)	$4,848,834
Cash used in investing activities	$(198,817)	$(1,898,841)	$1,700,024
Cash provided by financing activities	$16,599,629	$14,226,692	$2,372,937

Cash Flow from Operating Activities

For the year ended December 31, 2024, cash flows used in operating activities was $17,090,011 compared to $21,938,845 used during the year ended December 31, 2023. The improvement in cash flows used in operating activities of $4,848,834 was primarily the result of a reduction of our net loss of $4.6 million during December 31, 2024 compared to December 31, 2023.

Cash Flows from Investing Activities

During the year ended December 31, 2024, we used $198,817 in investing activities compared to $1,898,841 used during the year ended December 31, 2023. The improvement in cash flows used in investing activities of $1,700,024 was the primarily the result of higher capital expenditures during the year ended December 31, 2023 related to the expansion of our office and lab space.

Cash Flows from Financing Activities

During the year ended December 31, 2024, we had cash flow provided by financing activities of $16,599,629 compared to cash flow provided by financing activities of $14,226,692 for the year ended December 31, 2023, an increase of $2,372,937. This increase was primarily the result of the Company raising $13.8 million from the sale of shares and warrants during 2024, compared to $6.4 million in 2023, mitigated by a decrease in issuances of convertible debt of $5.8M between 2023 and 2024.

Working Capital Discussion

We have incurred recurring losses, have an accumulated deficit totaling $91.0 million and negative cash flows used in operating activities of $17.1million as of and for the year ended December 31, 2024. We also had $6.2 million of cash on hand on December 31, 2024, and working capital of $1.9 million.

These conditions are indicators that impact the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. If the Company is unable to obtain funding, the Company could be forced to further delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

We plan to fund our cash flow and working capital needs through current cash on hand and future debt and/or equity financings which we may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. During 2023, the Company raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2024, the Company raised $16.9 million of net proceeds from the issuance of a convertible note and through the sales of ordinary shares. The Company believes that it will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or conversion of warrants, and use of the Company’s access to capital through its Controlled Equity Offering and its Pre-Paid Advance Agreement. The Company also has the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. During July 2024 and October 2024, the Company restructured its operations to focus on its ColoAlert business in Europe, the development of its next generation product, and planning for the eAArly DETECT 2 clinical study in the U.S. in 2025. In line with that focus, the Company implemented cost reduction efforts which included the reduction of its operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale/closure of its European Oncology Lab (“EOL”) business in St. Ingbert, Germany. Additionally, the Company amended the employment contracts of its CEO and CFO, reducing the salaries of those officers to 60% and 50% of their original salaries, respectively, effective November 1, 2024. The Company believes that these cost reductions will best position our business for 2025 and beyond. The Company believes that its currently available cash on hand, including additional financing described above, will be sufficient to meet its planned expenditures and to meet the Company’s obligations for at least the one-year period from December 31, 2024.

Our consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

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

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition;

●	Foreign Currency Translation;

●	Stock Option Compensation;

●	Lease Accounting; and

●	Financial Instruments.

Revenue Recognition

Our revenue is primarily derived through providing our ColoAlert genetic diagnostic test kits to customers. We recognize revenue in accordance with International Financial Reporting Standards (“IFRS”) 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to receive for those goods and services.

We provide a genetic diagnostic testing service and testing kits which are not considered separately identifiable from each other as we use the testing kits to collect samples in order to deliver the diagnostic test results to the customer. Accordingly, we have one performance obligation which is fulfilled upon the delivery of the test results to the customer and revenue is recognized at that point in time.

We also receive income from government sponsored R&D grants. Income is recognized on these programs when funds are received and all performance obligations, as defined in the grant, are completed. This income is included in the Statements of Loss and Comprehensive Loss as Other Income.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional, as determined by our management, is the Euro (EUR).

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of loss and comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Our reporting currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to our presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Stock Option Compensation

We have adopted our 2021 Omnibus Incentive Plan and 2022 Omnibus Incentive Plan (the (“Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed, 2,800,000 ordinary shares.

We have valued these stock options as follows: (a) for those options that have time-based vesting, we will use the Black-Scholes method to value the stock options at the time of award and record the compensation expense in our Statement of Operations over the vesting period, and (b) for options issued with milestone based vesting criteria, we will use a Monte Carlo simulation to value the options at the time of issuance and each subsequent reporting date until fully vested or expired, with any change in compensation expense measured by such method to be recorded in our Statement of Operations.

The Black-Scholes option pricing model considers, among other factors, the expected term of the award and the expected volatility of our stock price. Due to the lack of an adequate history of a public market for the trading of our ordinary shares, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded with historical share price information sufficient to meet the expected life of the stock-based awards. The Monte Carlo simulation approach is a class of computational algorithms that rely on repeated random sampling to compute their results. This approach allows the calculation of the value of such stock options based on a large number of possible stock price path scenarios. Expense for the market-condition stock options will be recognized over the derived service period as determined through the Monte Carlo simulation model.

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

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Financial Instruments

(a) Classification

We classify our its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if we have opted to measure them at FVTPL.

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Disclosure of Contractual Arrangements

On December 31, 2024, we were committed to minimum lease payments as follows:

Contractual Obligation	Less than One Year	1 – 3 Years	3 – 5 Years		Over 5 Years
Office Rent	$321,250	$554,947		$322,434	$103,336
Laboratory Equipment	$20,317	$29,228		$13,934	$2,322
Automobiles	$35,060	$9,462		$-	$-
Office Equipment	$3,727	$3,714	$		$-
TOTAL	$380,354	$597,351		$336,368	105,658

The amounts above are undiscounted and include the total amounts due, including the interest component.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Region/State and Country of Residence	Age	Position	Director/Officer Since
Guido Baechler	59	Chief Executive Officer, Executive Director	July 2021
California, USA

William Caragol	58	Chief Financial Officer	July 2021
Florida, USA

Dr. Heiner Dreismann	71	Non-Executive Director	December 2022
Florida, USA

Dr. Chris von Toerne	53	Chief Operating Officer	June 2022
Mainz, Germany

Hans Hekland	66	Non-Executive Director	November 2021
Bergen, Norway

Gregory Tibbitts	57	Non-Executive Director	December 2022
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

William Caragol, our Chief Financial Officer, has over thirty years of experience working with growth stage technology companies. In 2018, he founded and is the Managing Director of Quidem LLC, a corporate strategic and financial advisory firm. Since November 2021, Mr. Caragol has also served as the Chief Operating Officer and Chief Financial Officer of Iron Horse Acquisitions Corp. (NASDAQ: IROH). Since July 2023, Mr. Caragol has also been on the board of directors and has been Chairman of the audit committee of Janover, Inc. (NASDAQ: JNVR), serves on the board of Worksport Ltd. since June 2021, and he served on the board of directors of Greenbox POS (NASDAQ: GBOX) from 2021 to April 2023. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a medical diagnostic equipment company. Mr. Caragol earned a B.S. in business administration and accounting from Washington & Lee University and is a member of the American Institute of Certified Public Accountants.

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

Director Independence

We have three non-executive directors who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. Our Board has determined that the following non-executive directors are “independent” as such directors do not have a direct or indirect material relationship with our company: Hans Hekland, Dr. Heiner Driesmann and Gregory Tibbits.

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

Summary Compensation Table

We set out below certain disclosure on compensation paid to our seven executives on an aggregate basis for the year ended December 31, 2024, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	$1,088,133
Bonuses	-
Additional benefit payments	-
Total cash compensation	$1,088,133

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

On November 1, 2024, the Company and Mr. Baechler amended the Baechler Agreement, reducing the salary and commitment level of Mr. Baechler to 60% of his then current salary, effective November 1, 2024.

As discussed in further detail below, we have also granted Mr. Baechler a carve-out percentage under our Carve-Out Plan equal to 40% of the carve-out pool amount.

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

On November 1, 2024, the Company and Mr. Caragol amended the Caragol Agreement, reducing the salary and commitment level of Mr. Caragol to 50% of his then current salary, effective November 1, 2024.

As discussed in further detail below, we have also granted Mr. Caragol a carve-out percentage under our Carve-Out Plan equal to 25% of the carve-out pool amount.

Stock Option Plans and Stock Options

We have adopted our 2021 Omnibus Incentive Plan and our 2022 Omnibus Incentive Plan, as amended (the “Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 79,375 ordinary shares.

As of March 4, 2025, the compensation committee and board of directors approved a 2025 Stock Plan, subject to shareholder approval and granted 416,748 stock options under the 2025 Plans, with a strike of $4.95. Such stock options have been granted to our current employees, directors, advisors and senior management team, all of which are contingent on shareholder approval of the 2025 Plan. All of such stock options begin vesting at shareholder approval and will be fully vested subject to shareholder approval two years from the date of grant

Of the 416,748 stock options granted as of March 4, 2025, we granted 287,500 to our current directors and executive officers.

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

The Compensation Committee also recommended and adopted awards under the COP to Guido Bächler, the Company’s Chief Executive Officer, with a carve-out percentage equal to 30% of the carve-out pool amount, and William Caragol, the Company’s chief financial officer, with a carve-out percentage equal to 15% of the carve-out pool amount. Each award was made pursuant to a COP participation acknowledgement form. Future awards of carve-out percentages may be made at the discretion of our Compensation Committee. On March 4, 2025 the Compensation Committee approved the allocation of the entire 100% of the COP. The allocations are 40% for Mr. Baechler, 25% for Mr. Caragol, 10% each for Mr. von Toerne and VP of Commercial Operations Tarrin Khari-Taraki, and 5% each to Dr. Dreismann, Mr. Tibbitts and Mr. Hekland.

Director Compensation for Fiscal 2024

In addition to salaries and other compensation that we paid to our directors for services that they provided as officers, we paid each of our independent directors a quarterly fee of $10,500 for their services as directors (with the retainer for the Board Chairman at $15,000 per quarter). In our fiscal 2024, we paid our directors an aggregate of $144,000 for their services as directors.

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

C. Board Practices

Board of Directors

We have four directors, three of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our shareholders as well, if applicable, at any duly called extraordinary general meeting. The Nominating Committee assesses potential director candidates for required skills, expertise, independence and other factors.

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

Audit Committee

We appointed to our Audit Committee three non-executive directors, Gregory Tibbitts, Hans Hekland and Heiner Dreismann, that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Gregory Tibbits is the Chair of the Audit Committee and is an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

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

Nominating Committee

We appointed to our Nominating Committee three non-executive directors, Gregory Tibbitts, Dr. Heiner Dreismann and Hans Hekland, that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Hekland is the Chair of the Nominating Committee. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

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

D. Employees

As of March 21, 2025, the breakdown of employees by main category of activity is as follows:

Activity	Number of Full-Time Employees	Number of Part-Time Employees
Manufacturing and Clinical Laboratory	1	-
Research & Development	6	2
Sales & Marketing	3	2
Finance & Administration	8	1
Executives	1	2
Total:	19	7

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 21, 2025 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned(1)
Directors and Executive Officers:
Guido Baechler, Chief Executive Officer, Executive Director	20,059	*	%
William Caragol, Chief Financial Officer	7,899	*	%
Dr. Chris von Toerne, Chief Operating Officer	2,500	*	%
Dr. Heiner Dreismann, Non-Executive Director	2,200	*	%
Hans Hekland, Non-Executive Director(2)	17,979	*	%
Gregory Tibbits, Non-Executive Director	875	*	%
Directors and Executive Officers as a Group (Six Persons)	51,512	1.7%

Other 5% or more Shareholders:
Armistice Capital LLC(3)	312,915	9.9%

*	Less than 1%.

(1)	Based on 3,038,853 ordinary shares outstanding.

(2)	Hans Hekland has dispositive and voting control over the shares held by Hannibal Invest AS and Unitargeting Research AS. The balance for Hans Hekland includes 208 ordinary shares underlying options that may be exercised within the next 60 days.

(3)	Such amount includes shares purchased by Armistice Capital LLC as well as a portion of the ordinary shares underlying pre-funded warrants purchased by Armistice Capital LLC. Such pre-funded warrants are subject to a blocker that prohibits any exercise that would result in the holder owning more than 9.99% of our then outstanding common shares. This amount excludes shares underlying such pre-funded warrants that would cause the holder to exceed 9.99% beneficial ownership as well as ordinary shares underlying warrants held by such person that have a blocker preventing exercise that would result in more than 4.99% beneficial ownership.

Our ordinary shares are held by 21 holders of record, of which 9 have registered addresses in the United States. Together such shareholders hold approximately 2,954,801 ordinary shares which account for approximately 97% of our ordinary shares outstanding as of March 21, 2025. We note that one of these shareholders is Cede & Co. which, as nominee for The Depository Trust Company, is the record holder of 2,837,710 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements for the year ended December 31, 2024 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. Such financial statements have been so included in reliance on the report of Reliant CPA PC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. Reliant CPA PC has offices at 895 Dove Street, Suite 300, #300180, Newport Beach, CA. Their telephone number is (949) 929-1932.

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following description of our Articles of Association, as amended by our Deed of Amendment on December 3, 2024, is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the Articles of Association.

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

Board of Directors

We have a one-tier board structure. Our board of directors (the “Board of Directors”) consists of one executive director and three non-executive directors. The Board of Directors shall consist of such number of executive Directors as the Board of Directors may determine.

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

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to the Deed of Incorporation, the Articles of Association and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Deed of Incorporation, the Articles of Association and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Our authorized share capital amounts to EUR 3,500,000.00 and consists of 7,875,000 ordinary shares with a nominal value of EUR 0.40 per share and 875,000 preferred shares with a nominal value of EUR 0.40 per share. The preferred shares are divided into five series, each consisting of 175,000 preferred shares. Currently there are no preferred shares outstanding. The Articles of Association contain a transitional provision. If the number of issued ordinary shares first amounts to or exceeds 4,500,000, our authorized capital will amount to EUR 9,000,000.00 and consists of 20,250,000 ordinary shares with a nominal value of EUR 0.40 per share and 2,250,000 preferred shares with a nominal value of EUR 0.40 per share. The preferred shares are divided into five series, each consisting of 450,000 preferred shares.

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

Shares may be split into such number of fractional shares as the Board of Directors may determine and fractional shares together constituting the nominal value of a share of a particular class, may be combined into one share of such class pursuant to a resolution of the Board of Directors. The provisions of the Articles of Association on shares and shareholders shall apply by analogy to fractional shares and holders of fractional shares, unless otherwise specified in the Articles of Association.

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

A resolution of the general meeting, dated May 31, 2024, has authorized our Board of Directors until November 29, 2025 to acquire fully paid-up ordinary shares up to the maximum number of ordinary shares permitted pursuant to the law and our articles of association from time to time, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to one hundred and ten percent (110%) of the market price of ordinary shares, provided that (i) for open market or privately negotiated repurchases, the market price will be the last closing price for ordinary shares on the Nasdaq Stock Market prior to the transaction, (ii) for self-tender offers, the market price will be the volume weighted average price for the ordinary shares on the Nasdaq Capital Market during a period, determined by the Board of Directors, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price will be the volume weighted average price of the ordinary shares on the Nasdaq Capital Market over the term of the arrangement. The volume weighted average price for any number of trading days will be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

Pursuant to a resolution of the general meeting, dated May 31, 2024, our Board of Directors is furthermore authorized until November 29, 2025 to acquire fully paid up preferred shares up to the maximum number of preferred shares permitted pursuant to the law and our articles of association from time to time and that preferred shares may be acquired through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the preferred shares up to the higher of (i) the amount that would be paid by us upon cancellation of such preferred shares in accordance with the relevant provisions of our articles of association and (ii) one hundred and ten percent (110%) of the market price of the ordinary shares into which the preferred shares may be converted in accordance with the applicable provisions of our articles of association, whereby the market price shall be determined in the manner as set out in our articles of association.

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

Voting Rights and Quorum

In accordance with Dutch law and our articles of association, each ordinary share, irrespective of which class it concerns, confers the right on the holder thereof to cast one vote at our general meeting. The voting rights attached to any ordinary shares held by us or our direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. We may not exercise voting rights for ordinary shares in respect of which its or a direct or indirect subsidiary has a right of usufruct or a pledge. Fractional shares together constituting the nominal value of an ordinary share shall be put on par with such a share.

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

Silent Partnership Agreements

We have entered into various silent partnership (loan) agreements with different investors as described below:

●	In 2020, we entered into a Silent Partnership Agreement to borrow €499,400. Prior to December 31, 2020, we borrowed €299,400 and during the six months ended June 30, 2021, we borrowed the remaining €200,000 that we are to repay by December 31, 2025. We are required to a minimum of 3% interest per annum on the loans, and in addition, until maturity the lenders are entitled to 3% of our net income in each fiscal year that we are profitable. Upon the amounts coming due, the lenders have the option to demand an additional payment equal to 15% of the contribution as a final remuneration;

●	In 2020, we borrowed €50,000 under silent partnership agreements that we are to repay by June 30, 2025. We are required to pay a minimum of 3.5% interest per annum on the loans, and in addition until maturity the lenders are entitled to 0.5% of our net income in each year that we are profitable; and

●	Between the years of 2013 to 2016, we entered into silent partnership agreements for loans totaling €798,694 (of which $398,634 matures by June 30, 2023 and $400,000 that matures on December 31, 2025). We must pay a minimum of 8.5% interest per annum on the loans, and in addition until maturity the lenders are entitled to 1.66% of our net income in each year that are profitable. At maturity, the lenders have the option to demand an additional payment equal to 30% of the principal of the loans.

Technology Rights Agreement for the UdeS Biomarkers

In January 2022, we entered into a Technology Rights Agreement with Socpra Sciences Santé Et Humaines S.E.C. (“TTS”) related to the UdeS Biomarkers. Pursuant to the agreement, we acquired an exclusive unilateral option to acquire an exclusive license to the UdeS Biomarkers in exchange for a payment of €10,000, future royalties, and an agreement to pay for the prosecution and maintenance of certain intellectual property relating to the UdeS Biomarkers. The option to license the technology is for one year, which period can be extended at our sole discretion for six additional months (the “Option Period”).

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

Liquid Bioscience Agreement

In March 2025, we acquired a license from Liquid Bioscience, Inc. to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. The agreement grants us an exclusive, world-wide, license to make, use, and develop these biomarkers until our option to acquire the biomarkers expires. In exchange for such license, we are to make fixed payments to Liquid, which fixed amount shall increase upon certain milestones being met.

We have an exclusive license to develop such a test using these biomarkers with the unilateral option to acquire them. If we elect to exercise such option, we will need to make a minimal payment and grant a profit share of the net sales of any products that we sell using such biomarkers. We are responsible for the prosecution and maintenance of patents relating to the UdeS Biomarkers, which currently consists of a U.S. PTO patent application and its corresponding application with the World Intellectual Property Organization.

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

E. Taxation

Material Dutch Tax Income Tax Considerations

The following are the material Dutch tax consequences of the acquisition, ownership, exercise and disposal of our securities. The term “securities” as used in this discussion includes the ordinary shares, pre-funded warrants, Class A Warrants and Class B Warrants, as applicable. This does not purport to set forth all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders or prospective holders of our securities should consult with their tax advisors with regard to the tax consequences of investing in the securities in their particular circumstances.

Please note that this section does not set forth the tax considerations for:

●	Holders of our securities if such holders, and in the case of individuals, his/her partner or certain relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or a deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of an interest in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

●	A holder of our securities that is not an individual for which its shareholdings qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital or right to acquire such shareholding of 5% (or, in certain cases, in voting rights) qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (verbonden lichaam) has a participation or if the company in which the shares are held is a related entity (verbonden lichaam);

●	Holders of our securities who are individuals for whom our securities or any benefit derived from our securities are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and

●	Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

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

As of January 1, 2024, in addition to the (regular) Dutch dividend withholding tax, a conditional dividend withholding tax (the “Conditional Dividend Withholding Tax”) is imposed on dividends paid to related entities in designated low-tax jurisdictions and in certain abusive situations. If due, the Conditional Dividend Withholding Tax may be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%), if the shareholder entitled to those dividend payments has such an interest in us, possibly as part of a qualifying unity (kwalificerende eenheid), that such party can exert such influence on our decisions as to determine our activities, while that shareholder is established in a jurisdiction that is included in the Regulation of low-taxing countries and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden), or has a relevant connection therewith. Any (regular) Dutch dividend withholding tax due in respect of the same dividend distribution may be credited against the Conditional Dividend Withholding Tax.

However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, we will be considered to be solely tax resident in Germany for purposes of the German-Dutch tax treaty, and we will in principle not be required to withhold the Conditional Dividend Withholding Tax.

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

Pursuant to additional measures introduced with effect from January 1, 2024, the burden of proof as regards the absence of dividend stripping has been shifted to the taxpayer.

Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of our securities is a Dutch Resident Individual, any benefit derived or deemed to be derived from the securities is taxable at the progressive income tax rates, if:

(i)	the securities are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Dutch Income Tax Act 2001; or

(ii)	the holder of our securities is considered to derive benefits from the securities that are taxable as benefits from other activities (resultaat uit overige werkzaamheden), such as activities with respect to the securities that go beyond ordinary asset management (normaal actief vermogensbeheer).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of our securities, such Dutch Resident Individual holder will be subject to an annual income tax imposed on a deemed return on the net value of the securities under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the deemed annual return of the Dutch Resident Individual’s net investment assets that are taxed under this regime, including the securities, is set at variable percentages of the value of the investment assets and liabilities. For 2025, the variable percentages are set at 1.44% for savings, at 5.88% for other investments (such as our securities) and at 2.62% for liabilities. Such fictitious annual return deemed to be derived from our securities will be taxed at a flat rate of 36% in 2025.

The net value of the investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The securities are included as investment assets. A tax-free allowance of €57,684 is available (2025). For the avoidance of doubt, actual income, capital gains or losses in respect of the ordinary shares are as such not subject to Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). The deemed variable return will be adjusted annually on the basis of historic market yields.

On June 6, 2024, the Dutch Supreme Court confirmed in several rulings that taxation under the current regime for savings and investments violates Section 1 of the First Protocol to the European Convention on Human Rights in conjunction with Section 14 of the European Convention on Human Rights, to the extent that the fictitious annual return to be recognized is higher than the actual return realized, calculated in accordance with the rules set out in the recent decisions of the Dutch Supreme Court. The Dutch legislator has issued draft legislation to introduce a new system regarding the taxation of income from savings and investments to take away the violations referred to above. The intended effective date of the new legislation is January 1, 2028.

Dutch resident individual holders of our securities are advised to consult their own tax advisor to ensure that the tax in respect of their securities is levied in accordance with the applicable Dutch tax rules at the relevant time.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the securities held by Dutch Resident Entities, including any capital gains realized on the exercise or disposal thereof, will be subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).

Non-residents of the Netherlands

A holder of our securities that is neither a Dutch Resident Individual nor a Dutch Resident Entity will not be subject to Dutch taxes on income or on capital gains in respect of any payment under shares or any gain realized on the exercise, disposal or deemed disposal of the securities or ordinary shares, provided that:

●	such holder does not have an interest in an enterprise which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the securities are attributable; and

●	in the event such holder is an individual, such holder does not derive benefits from the securities that are taxable as benefits from other activities in the Netherlands, such as activities in the Netherlands with respect to the shares that go beyond ordinary asset management.

Under certain specific circumstances, Dutch taxation rights may be restricted for a holder of our securities that is neither a Dutch Resident Individual nor a Dutch Resident Entity pursuant to treaties for the avoidance of double taxation.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the securities by way of a gift by, or on the death of, a holder of our securities who is resident or deemed to be resident in the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of the securities by way of gift by, or on the death of, a holder of our securities who is neither resident nor deemed to be resident in the Netherlands, unless:

●	in the case of a gift of securities by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

●	the transfer is otherwise construed as a gift, such as a gift that is made under a condition precedent, or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

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

Other Taxes and Duties

No Dutch value-added tax (omzetbelasting) and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of our securities on any payment in consideration for the acquisition, ownership, exercise or disposal of the securities.

Material United States Tax Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as defined below) of ordinary shares acquired pursuant to this offering, the ownership, exercise and disposition of pre-funded warrants, Class A Warrants and Class B Warrants acquired pursuant to this offering, and the ordinary shares received upon the exercise of such pre-funded warrants, Class A Warrants and Class B Warrants (the “Warrant Shares”). The term “securities” as used in this discussion includes the ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants and Warrant Shares, as applicable.

The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as defined below) investing in securities.

This discussion of a U.S. Holder’s tax consequences addresses only those persons that hold securities as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on value or voting power), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, persons required to accelerate the recognition of any item of gross income with respect to the ordinary shares as a result of such income being recognized on an applicable financial statement, U.S. expatriates or former long-term residents of the United States, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. Holders that acquire securities in connection with the exercise of employee stock options or otherwise as compensation for services and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, alternative minimum tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws applicable to a holder of securities. This discussion does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, U.S. federal estate and gift, alternative minimum, and non-U.S. tax consequences of the acquisition, ownership and disposition of the securities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of securities acquired pursuant to this offering that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of securities acquired pursuant to this offering that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding securities through such an entity or arrangement.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold securities should consult their own tax advisors. You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the acquisition, ownership and disposition of securities.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Ordinary Shares, Pre-Funded Warrants, Class A Warrants, Class B Warrants and Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations.”

Cash Dividends and Other Distributions

As described in the section entitled “Dividend Policy” above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions (including constructive distributions) made with respect to an ordinary share, pre-funded warrant, Class A Warrant, Class B Warrant or Warrant Share, a U.S. Holder generally will be required to include the amount of such distribution in gross income (including the amount of Dutch taxes withheld, if any) as dividend income to the extent of our current and accumulated earnings and profits (computed using U.S. federal income tax principles). A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in such securities and, thereafter, as gain from the sale or exchange of such securities (see “Sale or Disposition” below). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the securities will constitute ordinary dividend income. Dividends paid on such securities generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a foreign corporation that is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year) if (i) its securities are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares (which would include Warrant Shares) are readily tradable on an established securities market in the United States, the Nasdaq. However, none of the pre-funded warrants, Class A Warrants or Class B Warrants is readily tradable on an established securities market.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

A U.S. Holder who pays (whether directly or through withholding) Dutch taxes with respect to dividends paid on our securities (or with respect to any constructive dividend on the pre-funded warrants, Class A Warrants or Class B Warrants) may be entitled to receive, at the election of such U.S. Holder, either a deduction or a foreign tax credit for such taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants or Warrant Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of securities sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the securities sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the securities sold or otherwise disposed of determined in U.S. dollars.

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our securities, such gain or loss will be capital gain or loss and will be long-term gain or loss if the applicable securities have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Dutch tax imposed on the disposition of a security unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

The rules governing PFICs can have adverse tax effects on U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.

For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns securities, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.

We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our ordinary shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, including this offering. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns securities, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on its securities in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its securities) and (ii) any gain realized on the sale or other disposition, including a pledge, of its securities.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income, (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year, and (d) loss recognized on the disposition of the securities will not be deductible.

If we are classified as a PFIC, a U.S. Holder generally will be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants or Warrant Shares on the last day our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election with respect to such securities would then cease to be treated as owning stock in a PFIC by reason of ownership of our ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants or Warrant Shares. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

PFIC “Mark-to-Market” Election

In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares and Warrant Shares, provided that such shares are “marketable.” The ordinary shares and Warrant Shares generally will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares and Warrant Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ordinary shares (which include Warrant Shares) are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ordinary shares and Warrant Shares remain listed on the Nasdaq and are regularly traded, and you are a holder of ordinary shares or Warrant Shares, we expect the mark-to-market election would be available to you if we are a PFIC. There can be no assurance that the shares will be “regularly traded” in subsequent calendar quarters. You should consult your own tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares and the Warrant Shares. A mark-to-market election may not be available with respect to the pre-funded warrants, Class A Warrants or Class B Warrants.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants and any Warrant Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in such securities. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants and any Pre-Funded Warrant Shares over the fair market value of such securities at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in its ordinary shares, pre-funded warrants, Class A Warrants, Class B Warrants and Pre-Funded Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of such securities in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of such securities will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns securities but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the IRS, unless the securities cease to be marketable, in which case the election is automatically terminated.

A U.S. Holder makes a mark-to-market election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a mark-to-market election.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election.

PFIC “QEF” Election

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from such PFIC and by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election with respect to securities if we are classified as a PFIC.

PFIC Information Reporting Requirements

If we are a PFIC in any year, a U.S. Holder of securities in such year will be required to file an annual information return on IRS Form 8621 regarding distributions received on such securities and any gain realized on disposition of such securities. In addition, if we are a PFIC, a U.S. Holder generally will be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information return) relating to their ownership of securities. This new filing requirement is in addition to the pre-existing reporting requirements described above that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

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

Other Risks

See our audited consolidated financial statements as of December 31, 2024 and 2023, and for the three years ended December 31, 2024 and the Risk Factors section of this Form 20-F for a fuller quantitative and qualitative discussion on the credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 3, 2024, we amended our Articles of Association as previously disclosed with the U.S. Securities and Exchange Commission by execution of the Deed of Amendment. Apart from the Deed of Amendment, there have been no other material modifications to the rights of our holders of ordinary shares since the start of our last fiscal year.

Use of Proceeds

During the year ended December 31, 2023, we raised net proceeds of $16,512,751 from our Controlled Equity Offering, a sale of Units in November 2023, and our Pre-Paid Advance Agreement. Shares issued pursuant to these offerings totaled 5,787,479 and were registered with the US Securities and Exchange Commission on Form F-3 (File No. 333-269091).

During the year ended December 31, 2024, we raised net proceeds of $14,691,782 from our Pre-Paid Advance Agreement, issuing shares which totaling 1,392,363 registered with the US Securities and Exchange Commission on Form F-3. Additionally, in December 2024 we raised gross proceeds of $8,000,000 pursuant to a unit offering. Shares issued pursuant to these offerings totaled 1,367,521, including pre funded warrants, and were registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-282993).

The proceeds that we used from these offerings were primarily used for the design and executions of our European and U.S. based clinical studies for our next generation Colorectal Cancer Screening product under development, research and development, recruitment of commercial personnel, repayment of debt, and general corporate purposes].

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2024. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as December 31, 2024.

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

D. Changes In Internal Control Over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, our Audit Committee is comprised of three non-executive directors, Gregory Tibbits (Chair), Hans Hekland and Heiner Dreismann; each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Gregory Tibbits qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We adopted a code of ethics, a copy of which is attached as an exhibit to this annual report, as available on the U.S. Securities Exchange Commission’s Edgar Website, on October 26, 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by each of Reliant CPA PC for the fiscal years ended December 31, 2024 and 2023:

Reliant CPA PC

	Period Ended December 31,
	2024	2023
Audit Fees:	$120,000	$90,000
Audit Related Fees:	$39,653	$50,000
Tax Fees:	$0	$0
Total:	$159,653	$140,000

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

No changes other than as previously reported (as defined in Rule 12b-2 of the Exchange Act).

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

ITEM 16K. CYBERSECURITY

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

Our Vice President of Information Technology (“VP of IT”), who reports to our CEO, is primarily responsible for the assessment and management our material risks from cybersecurity threats. Our VP of IT oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. Our IT Team manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our VP of IT on such matters. Our IT team includes external suppliers that specialize in cybersecurity for other large biotech and research companies. Our VP of IT escalates cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our CFO and CEO. The VP or IT is tasked with briefing the audit committee as needed regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB.

Financial statements filed as part of this annual report:

Mainz Biomed N.V.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Mainz Biomed N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mainz Biomed N.V. (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

March 31, 2025

895 Dove Street Suite 300, #300180 Newport Beach, CA

Mainz Biomed N.V.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

		December 31,	December 31,
	Note	2024	2023
ASSETS
Current Assets
Cash		$6,235,670	$7,070,925
Trade receivables, net	4	33,577	93,555
Trade receivables - related party	14	17,238	-
Inventories	5	372,870	613,638
Prepaid expenses and other current assets	6	1,184,675	1,201,778
Total current assets		7,844,030	8,979,896

Property and equipment, net	7	1,365,144	1,702,317
Intangible asset	8	3,017,462	3,394,645
Right-of-use assets, net	9	1,011,531	1,332,170
Total assets		$13,238,167	$15,409,028

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$2,295,058	$3,184,381
Accounts payable and accrued expense - related party	14	558,514	299,936
Deferred revenue	3	-	138,889
Convertible debt	11	1,093,975	4,903,310
Convertible debt - related party	11	-	33,118
Silent partnership	12	767,926	-
Silent partnership - related party	14	263,353	-
Intellectual property acquisition liability - related party	8	690,575	388,839
Lease liabilities	9	280,145	288,463
Total current liabilities		5,949,546	9,236,936

Silent partnerships	13	-	758,812
Silent partnerships - related party	14	-	271,354
Lease liabilities	9	865,982	1,165,723
Intellectual property acquisition liability - related party	8	376,096	726,977
Total liabilities		7,191,624	12,159,802

Shareholders’ equity
Share capital	13	922,125	235,818
Share premium	13	69,065,027	51,507,526
Reserve	13	27,594,947	21,286,215
Accumulated deficit		(90,978,684)	(69,328,021)
Accumulated other comprehensive loss		(556,872)	(452,312)
Total shareholders’ equity		6,046,543	3,249,226

Total liabilities and shareholders’ equity		$13,238,167	$15,409,028

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

		Years ended December 31,
	Note	2024	2023	2022

Revenue		$832,422	$895,479	$529,877
Revenue - related party		61,569	-	-
Total revenue		893,991	895,479	529,877
Cost of revenue		319,108	385,820	347,726
Gross profit		574,883	509,659	182,151

Operating expenses:
Sales and marketing	20	6,581,333	6,158,477	6,396,906
Research and development	20	5,839,033	9,590,393	5,019,366
General and administrative	20	6,572,765	11,405,471	15,209,919
Restructuring expense	1, 20	277,160	-	-
Total operating expenses		19,270,291	27,154,341	26,626,191

Loss from operations		(18,695,408)	(26,644,682)	(26,444,040)

Other income (expense)
Other income		183,466	601,421	411,417
Gain on sale of subsidiary	1	28,328	-	-
Change in fair value of convertible debt	11	(2,052,000)	661,000	-
Gain on debt forgiveness – related party	12	-	48,677	-
Finance expense	11	-	(250,000)	-
Interest expense		(1,047,900)	(522,400)	(242,020)
Interest expense - RP		(27,332)	(37,181)	(47,304)
Other expense		(39,817)	(152,562)	(65,389)
Total other income (expense)		(2,955,255)	348,955	56,704

Income (loss) before income tax		(21,650,663)	(26,295,727)	(26,387,336)
Income taxes provision		-	-	-
Net loss		$(21,650,663)	$(26,295,727)	$(26,387,336)

Foreign currency translation gain (loss)		(104,560)	(504,494)	49,703
Comprehensive loss		$(21,755,223)	$(26,800,221)	$(26,337,633)

Basic and diluted loss per ordinary share		$(22.36)	$(64.76)	$(74.55)
Weighted average number of ordinary shares outstanding		968,234	406,058	353,937

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in US Dollars)

		Number of					Accumulated Other	Total
	Note	Ordinary shares	Share Capital	Share Premium	Reserve	Accumulated Deficit	comprehensive Income (loss)	Shareholders’ Equity
Balance, January 1, 2022		300,252	141,075	13,126,493	9,736,066	(16,644,958)	2,479	6,361,155
Sale of ordinary shares and warrants	13	43,125	15,525	23,850,364	-	-	-	23,865,889
Issuance of ordinary shares for exercise of warrants	13	20,538	7,620	962,591	(587,711)	-	-	382,500
Share based expense	13	1,826	676	892,094	14,150	-	-	906,920
Stock option expense	13	-	-	-	8,917,236	-	-	8,917,236
Net loss		-	-	-	-	(26,387,336)	-	(26,387,336)
Foreign currency translation		-	-	-	-	-	49,703	49,703
Balance, December 31, 2022		365,741	$164,896	$38,831,542	$18,079,741	$(43,032,294)	$52,182	$14,096,067
Sale of ordinary shares	13	111,858	48,538	6,344,213	-	-	-	6,392,751
Issuance of ordinary shares for exercise of warrants	13	7,644	3,333	12,132	(15,465)	-	-	-
Issuance of ordinary shares for commitment fee	11, 13	1,361	593	249,407	-	-	-	250,000
Issuance of ordinary shares for acquisition of intangible asset	8, 13	7,500	3,270	2,051,730	-	-	-	2,055,000
Issuance of ordinary shares for conversion of debt	11, 13	31,475	13,638	3,486,362				3,500,000
Share based expense	13	3,569	1,550	532,140	14,150	-	-	547,840
Stock option expense	13	-	-	-	3,207,789	-	-	3,207,789
Net loss		-	-	-	-	(26,295,727)	-	(26,295,727)
Foreign currency translation		-	-	-	-	-	(504,494)	(504,494)
Balance, December 31, 2023		529,148	$235,818	$51,507,526	$21,286,215	$(69,328,021)	$(452,312)	$3,249,226
Sale of ordinary shares and warrants	13	805,141	308,577	6,690,214	6,765,926	-	-	13,764,717
Issuance of ordinary shares for conversion of debt	11, 13	807,388	307,973	9,343,420	-			9,651,393
Issuance of ordinary shares for exercise of warrants		81,356	31,277	424,317	(455,594)	-	-	-
Share based expense	13	96,400	38,480	948,440	-	-	-	986,920
Stock option expense	13	-	-	-	149,510	-	-	149,510
Expiration of warrants	13	-	-	151,110	(151,110)	-	-	-
Reverse stock split adjustment	13	(80)	-	-	-	-	-	-
Net loss		-	-	-	-	(21,650,663)	-	(21,650,663)
Foreign currency translation		-	-	-	-	-	(104,560)	(104,560)
Balance, December 31, 2024		2,319,353	$922,125	$69,065,027	$27,594,947	$(90,978,684)	$(556,872)	$6,046,543

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

		Years ended December 31,
	Note	2024	2023	2022
Cash Flows From Operating Activities
Net loss		$(21,650,663)	$(26,295,727)		$(26,387,336)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	13	1,136,430	4,005,629		9,824,157
Depreciation and amortization	7, 8, 9	1,017,037	866,412		379,798
Impairment loss	7	47,449
Bad debt expense (recovery)	4, 6	(11,919)	14,357		65,389
Inventory write down	5	186,339	76,682
Accretion expense	8, 12	156,717	168,109		79,628
Government grant	15	-	-		(118,232)
Change in fair value of convertible debt	11	2,052,000	(661,000)		-
Debt forgiveness - related party	12	-	(48,677)		-
Gain on sale of subsidiary - related party	1	(28,329)	-		-
Gain on sales and disposal of assets	7	(46,818)	-		-
Changes in operating assets and liabilities:
Trade and other receivables, net		64,278	15,544		(211,231)
Inventories		29,811	(500,187)		(172,377)
Prepaid expenses and other assets		8,771	(239,703)		(53,788)
Accounts payable and accrued liabilities		84,610	720,237		1,650,500
Deferred revenue		(135,724)	(60,521)		173,902
Net cash used in operating activities		(17,090,011)	(21,938,845)		(14,769,590)

Cash Flows From Investing Activities
Proceeds from sale of subsidiary – related party	1	32,785	-		-
Payment for intangible assets – related party	8	(150,000)	(700,000)		-
Purchase of property and equipment	7	(104,949)	(1,198,841)		(658,483)
Sales of property and equipment	7	23,347	-		-
Net cash used in investing activities		(198,817)	(1,898,841)		(658,483)

Cash Flows From Financing Activities
Sale of ordinary shares and warrants	13	13,764,717	6,392,751		23,865,889
Warrant exercise proceeds	13	-	-		382,500
Proceeds from convertible debt	11	4,310,000	10,120,000		-
Repayments of convertible debt	11	(1,179,833)	(1,100,000)		-
Payments on silent partnerships		-	(771,495)		-
Payments on silent partnerships - related party		-	(162,255)		-
Payments on loan payable		-	-		(107,027)
Payments of lease liabilities	9	(295,255)	(252,309)		(197,944)
Net cash provided by financing activities		16,599,629	14,226,692		23,943,418

Effect of changes in exchange rates		(146,056)	(459,856)		(101,112)

Net change in cash		(835,255)	(10,070,850)		8,414,233
Cash at beginning of period		7,070,925	17,141,775		8,727,542
Cash at end of period		$6,235,670	$7,070,925		$17,141,775

Cash Paid For:
Interest expense		$198,061	$153,580		$125,543
Income tax		$-	$-		$-

Non-Cash Investing and Financing Activities
Right of use asset additions	9	$137,403	$1,009,638		$1,010,299
Acquisition of intangible asset for payable and stock payable	8	$-	$3,271,828		$-
Issuance of ordinary shares for cashless exercise	13	$-	$15,465		$6,472
Issuance of ordinary shares for conversion of debt	11, 13	$9,651,393	$3,000,000		$-
Reclassification of reserve due to warrants expired	13	$151,110	$-	$

The accompanying notes are an integral part of these consolidated financial statements.

Mainz Biomed N.V.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

December 31, 2024, 2023 and 2022

1.	NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in Netherlands. The Company’s registered office is at Robert-Koch Strasse 50, 55129 Mainz, Germany with substantially all of its operations in Germany. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”, “PG”)) in 2021.

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We have operated a clinical diagnostic laboratory but primarily distribute our IVD kits to third-party laboratories in Europe and through our on-line store in Germany.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its directly and indirectly wholly owned subsidiaries, Mainz Biomed USA, Inc., Mainz Biomed GmbH (f/k/a PharmGenomics GmbH) and European Oncology Lab GmbH are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”).

Restructuring

During July 2024 and October 2024, the Company restructured its operations to focus on its ColoAlert business in Europe, the development of its next generation product, and planning for the Early Detect 2 clinical study in the U.S. in 2025. In line with that focus, the Company implemented cost reduction efforts which included the reduction of its operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale of its European Oncology Lab (“EOL”) business in St. Ingbert, Germany10. The sale of the EOL business included a payment to the Company of €31,511 ($32,785). Additionally, the Company amended the employment contracts of its CEO and CFO, reducing the salaries of those officers to 60% and 50% of their then current salaries, respectively, effective November 1, 2024. For the year ended December 31, 2024, the Company recorded severance expenses and impairment loss from this transaction of $277,160 as restructuring expense and gain on sale of EOL of $28,328 (Note 14).

Reverse stock split

On December 3, 2024, the Company implemented a 1-for-40 reverse stock split of its issued and outstanding shares. The reverse stock split was authorized by the Board of Directors of the Company, pursuant to shareholder approval granted at its Extraordinary Shareholders Meeting on November 20, 2024.

All share and per share information in these financial statements retroactively reflect this reverse stock split.

Going Concern

The Company has recurring losses, accumulated deficit totaling $90,978,684 and negative cash flows used in operating activities of $17,090,011 as of and for the year ended December 31, 2024. The Company also had $6,235,670 of cash on hand at December 31, 2024. These factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the date of these financial statements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. During 2022 the Company raised $24.2 million of net proceeds from common stock sales and warrant proceeds. During 2023 the Company raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2024 the Company raised $18.2 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2025 and beyond the Company believes that it will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or conversion of warrants, and use of the Company’s access to capital through its Controlled Equity Offering (see Note 13) and its Pre-Paid Advance Agreement (see Note 11). The Company also has the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. The Company believes that its currently available cash on hand, including additional financing described above, will be sufficient to meet its planned expenditures, alleviate the substantial doubt as to the Company’s ability to continue as a going concern, and to meet the Company’s obligations for at least the one-year period following its date of consolidated financial statements.

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

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. They were authorized for issue by the Company’s board of directors on March 26, 2025.

New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied:

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:

o	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);

o	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statements of income and other comprehensive income;

o	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and

o	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be shifts of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily a shift of interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

●	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

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

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount. There was no impairment recognized in the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

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

Revenue Recognition

The Company’s revenue is primarily derived through providing genetic diagnostic tests to customers. The Company recognizes revenue in accordance with IFRS 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive for those goods and services.

The Company sells its genetic diagnostic testing kits to both laboratory partners and directly to patients who are the end users of the product. Upon the delivery of our products to laboratory partners the Company has completed its performance obligations and as such revenue is recorded upon delivery. Sales to patients, or end users, where samples are sent to our diagnostic lab for testing and evaluation, are recognized when they are delivered to the end user, returned to our laboratory, and testing results have been delivered. Until there is recognition from these sales, it is presented as deferred revenue on our statement of financial position.

Cost of revenue

Cost of revenue consists of patient test kits and laboratory kits sold to laboratory partners and patients. In the case of tests performed in our diagnostic laboratory. Cost of Revenue also includes the labor and overhead related to the performance of those tests.

For the years ended December 31, 2024, 2023 and 2022, cost of revenue consisted of as follows;

	Years ended December 31,
	2024	2023	2022
Test kits	$196,333	$247,994	$347,726
Labor	122,775	137,826	-
	$319,108	$385,820	$347,726

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of loss and comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

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

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no impact on previously reported total assets, liabilities, equity, net income (loss), or cash flows for any periods presented

Critical Accounting Estimates and Significant Management Judgments

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

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets, including its intangible assets;

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

4.	TRADE RECEIVABLES

	December 31,	December 31,
	2024	2023
Trade receivables	$33,577	$121,735
Less: allowance for doubtful accounts	-	(28,180)
Trade receivables, net	$33,577	$93,555

For the year ended December 31, 2024, 2023 and 2022, the Company recorded a reduction in allowance for doubtful accounts of $28,180, $38,672 and $0 and allowance for doubtful accounts of $0, $0 and $65,389, for trade receivables, respectively.

5.	INVENTORIES

	December 31,	December 31,
	2024	2023
Raw materials	$313,676	$430,004
Finished goods	84,253	240,467
	397,929	670,471
Less: Reserve	(25,059)	(56,833)
	$372,870	$613,638

For the year ended December 31, 2024, 2023 and 2022, the Company recorded an inventory write down of $186,339, $76,682 and $0, respectively, due to expiration of raw materials.

6.	PREPAID AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2024	2023
Prepaid insurance	$196,843	$478,116
Other prepaid expense	89,955	327,538
Prepaid stock compensation	607,653	-
Security deposits	127,294	135,061
VAT receivable	162,930	260,955
Other assets	-	108
	$1,184,675	$1,201,778

For the year ended December 31, 2024, 2023 and 2022, the Company recorded bad debt reserve of $16,261, $53,295 and $0 for VAT receivables.

7.	PROPERTY AND EQUIPMENT

Property and equipment and the changes in property, equipment and accumulated depreciation for the years ended December 31, 2024 and 2023 are provided as follows:

	Laboratory equipment	Office equipment	Construction in progress	Total
Cost
Balance at December 31, 2022	$579,171	$176,347	$-	$755,518
Additions	932,125	236,427	58,722	1,227,274
Disposal/reclasses	(51,509)	10,619	-	(40,890)
Effects of currency translation	34,945	(4,713)	1,207	31,439
Balance at December 31, 2023	$1,494,732	$418,680	$59,929	$1,973,341
Additions	41,306	73,017	-	114,323
Disposal/reclasses/sales	(61,578)	(23,784)	(9,374)	(94,736)
Impairment loss	-	-	(47,449)	(47,449)
Effects of currency translation	(85,228)	(29,495)	(3,106)	(117,829)
Balance at December 31, 2024	$1,389,232	$438,418	$-	$1,827,650

Accumulated depreciation
Balance at December 31, 2022	$77,833	$15,993	$-	$93,826
Depreciation	137,996	64,987	-	202,983
Disposal/reclasses	(36,039)	4,013	-	(32,026)
Effects of currency translation	4,359	1,882	-	6,241
Balance at December 31, 2023	$184,149	$86,875	$-	$271,024
Depreciation	209,254	110,192	-	319,446
Disposal/reclasses/sales	(10,606)	(8,729)	-	(19,335)
Effects of currency translation	(71,614)	(32,348)	-	(103,962)
Balance at December 31, 2024	$311,183	$151,323	$-	$462,506

Net book value at December 31, 2023	$1,310,583	$331,805	$59,929	$1,702,317
Net book value at December 31, 2024	$1,078,049	$287,095	$-	$1,365,144

For the years ended December 31, 2024, 2023 and 2022, the Company recorded depreciation expense of $319,446, $202,983 and $43,540, respectively.

During 2023, we began the expansion of our clinical laboratory in our headquarters facility. Expenditures related to that lab expansion are included in Construction in progress. During the first six months of 2024, the Company did not incur significant costs related to the development of the new lab space as it was awaiting local government approvals on the work done to date. In conjunction with its restructuring program, for the year ended December 31, 2024, the Company recorded an impairment on construction in progress of $47,449 as the construction project was on hold and there is not a plan for future use.

As of December 31, 2024 and 2023, management assessed that there were no events or changes in circumstances that would require impairment testing of its fixed assets except construction in progress.

8.	INTANGIBLE ASSET

Our flagship product is ColoAlert, a colorectal cancer (“CRC”) screening test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the intellectual property related to the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). Subsequent to February 11, 2021, ColoAlert AS assigned its interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS, a related party.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $274 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount.

During the years ended December 31, 2024 and 2023, the Company paid $150,000 and $700,000 to the seller, respectively. The Company recorded amortization of $377,183 and $377,183 and interest expense of $94,132 and $100,813, respectively, for the years ended December 31, 2024 and 2023. As of December 31, 2024, the liability for remaining required payments of $1,066,671 is recorded as intellectual property acquisition liability – related party (current and non-current) on the Statement of Financial Position. Beginning in 2024, the Company and seller agreed that the Company could adjust its payment schedule by 50% until such time as the Company reached a satisfactory level of financing.

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

The activity in the Intangible Asset account for the year ended December 31, 2024 and 2023 is as follows:

Intangible asset

Net book amount at December 31, 2022	$-
Additions	3,771,828
Disposal	-
Amortization	(377,183)
Net book amount at December 31, 2023	$3,394,645
Additions	-
Disposal	-
Amortization	(377,183)
Net book amount at December 31, 2024	$3,017,462

At December 31, 2024 and 2023, the Company analyzed the recoverability of its intangible assets and determined that an instance of impairment did not exist.

9.	LEASES

Right-of-Use Assets

The Company leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total

Cost
Balance at January 1, 2023	$64,226	$362,970	$94,008	$1,035,200	$1,556,404
Additions	-	38,943	70,914	587,245	697,102
Reduction	(36,907)	(312,790)	-	-	(349,697)
Effects of currency translation	1,110	4,939	4,193	42,192	52,434
Balance at December 31, 2023	$28,429	$94,062	$169,115	$1,664,637	$1,956,243
Additions	-	37,115	-	36,358	73,473
Deletions	-	(8,056)	(12,686)	-	(20,742)
Effects of currency translation	(1,635)	(6,466)	(9,265)	(96,894)	(114,260)
Balance at December 31, 2024	$26,794	$116,655	$147,164	$1,604,101	$1,894,714

Accumulated amortization
Balance at January 1, 2023	$20,707	$77,838	$22,109	$258,055	$378,709
Depreciation	4,684	17,015	50,925	223,776	296,400
Reduction	(8,000)	(58,776)	-	-	(66,776)
Effects of currency translation	536	1,408	1,690	12,106	15,740
Balance at December 31, 2023	$17,927	$37,485	$74,724	$493,937	$624,073
Depreciation	10,089	21,460	49,128	230,350	311,027
Deletions	-	-	(9,866)	-	(9,866)
Effects of currency translation	(1,264)	(2,650)	(5,071)	(33,066)	(42,051)
Balance at December 31, 2024	$26,752	$56,295	$108,915	$691,221	$883,183

Net book value
December 31, 2023	10,502	56,577	94,391	1,170,700	1,332,170
December 31, 2024	$42	$60,360	$38,249	$912,880	$1,011,531

As of December 31, 2024 and 2023, management assessed that there were no events or changes in circumstances that would require impairment testing of our right of use assets.

The carrying amount of the right-of-use assets is amortized on a straight-line basis over the life of the leases, which at December 31, 2024, had an average expected life of 4.36 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment, vehicle and office space. The present value of future lease payments were measured using an weighted average incremental borrowing rate of 9.79% per annum as of December 31, 2024.

Total
Balance as at January 1, 2023	$1,244,472
Additions	697,103
Interest expenses	147,107
Lease payments	(399,416)
Reduction	(274,790)
Effects of currency translation	39,710
Balance as at December 31, 2023	$1,454,186
Additions	73,330
Deletion	(12,651)
Interest expenses	127,279
Lease payments	(422,534)
Effects of currency translation	(73,483)
Balance as at December 31, 2024	$1,146,127

Lease liabilities	December 31, 2024
Current portion	$280,145
Long-term portion	865,982
Total lease liabilities	$1,146,127

At December 31, 2024, the Company is committed to minimum lease payments as follows:

Maturity analysis	December 31, 2024
Less than one year	$380,353
One to two years	353,760
Two to three years	243,591
Three to four years	225,977
Four to five years	110,391
More than five years	105,658
Total undiscounted lease liabilities	$1,419,730
Amount representing implicit interest	(273,603)
Lease obligations	$1,146,127

10.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	December 31,
	2024	2023
Accounts payable	$1,254,187	$2,326,439
Accrued expenses	822,917	725,208
Payroll liabilities	217,954	132,734
	$2,295,058	$3,184,381

11.	CONVERTIBLE DEBT

The Company’s Convertible Debt includes a Convertible Loan entered into in 2017, 2019 and 2020 and a series of Convertible Promissory Notes entered into during 2023 and 2024. Both the Loan and Notes are further detailed as follows:

	December 31,	December 31,
	2024	2023
Convertible loan	$72,975	$77,428
Convertible promissory notes	1,021,000	4,859,000
	$1,093,975	$4,936,428

Convertible Loan

2017 Convertible Loans

In November 2017, the Company entered into loan agreements with two former shareholders of the Company for loans totaling EUR80,278 (approximately $92,007) (the “2017 Convertible Loans”). As of December 31, 2024 and 2023, one of the 2017 Convertible Loans is outstanding and is payable on demand, with a balance of EUR40,139 ($41,762 and $44,310, respectively). The remaining loan is convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loan is non-interest bearing, are unsecured and are due on demand.

2019 and 2020 Convertible Loans

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and had a maturity date of September 30, 2022. One of the convertible loans has not been converted and is payable on demand balance of EUR30,000 ($31,213 and $33,118, respectively) as of December 31, 2024 and 2023.While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR40 per share.

As of December 31, 2023, the Company disclosed the 2019 and 2020 Convertible loans as convertible debt – related party. As of December 31, 2024, the loan holder was no longer related party of the Company, therefore, the debt of $31,213 (EUR 30,000) was reclassified to Convertible debt.

A continuity of the Company’s Convertible loan is as follows:

	2019 and 2020 Convertible Loans	2017 Convertible Loans
Balance, December 31, 2022	$32,181	$43,057
Effects of currency translation	937	1,253
Balance, December 31, 2023	$33,118	$44,310
Effects of currency translation	(1,905)	(2,548)
Balance, December 31, 2024	$31,213	$41,762

Convertible Promissory Notes

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Holder”). Pursuant to the PPA, we may (a) request that the Holder purchase from us up to $50,000,000 (the “Commitment Amount”) of promissory notes (each, a “Promissory Note”), or (b) issue an advance notice to Holder to require they purchase shares from us pursuant to such advance notice. The Holder will purchase each Promissory Note at 92% of the principal amount of that Promissory Note. Each Promissory Note matures one year from the date of its issuance. The Promissory Notes do not carry any interest, except if there is an event of default in which case the interest is 15% per annum. We may prepay a Promissory Note with at an 8% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares at the time of the notice.

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

On April 18, 2024, we sold the Holder a Promissory Note under the PPA (the “Third Promissory Note”) in the principal amount of $3,300,000 and received $2,970,000, net of discount and paid legal fee of $25,000.

On October 8, 2024, we issued a fourth promissory note under our PPA in the original principal amount of $1,500,000 with a 10% original issue discount. This note matures one year from the date of its issuance. The note carries any interest at a rate of 7% per annum, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay the note with at a 5% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares. The note is convertible at holder’s discretion (but not before July 1, 2025) into our ordinary shares at a fixed conversion price equal to the lower of either $0.25 per Ordinary Share or 92% of the average of the two lowest daily volume weighted average prices during the eight (8) consecutive trading days immediately preceding a conversion. Pursuant to the Second Supplemental Agreement, we are to make monthly payments consisting of ten $100,000 principal payments beginning in January 2025, to fully repay the remaining principal balance outstanding to Yorkville pursuant to the fourth promissory note. Such monthly payments will include any accrued but unpaid interest outstanding at the time of such payment and a prepayment premium.

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

In connection with the execution of the PPA, we agreed to pay a commitment fee of $250,000. Such commitment fee was paid on the date of the PPA in the form of 1,361 ordinary shares issued in 2023, which was derived using a per ordinary share price equal to the average of the daily VWAPs of the Ordinary Shares during the three trading days prior to the PPA.

The Company elected to account for the Promissory Notes at fair value through FVTPL. Management believes that the fair value option appropriately reflects the underlying economics of the Promissory Notes. Under the fair value election in IFRS 9, changes in fair value of the Promissory Notes, will be reported in the Consolidated Statements of Operations, under change in fair value of debt instrument, in each reporting period subsequent to the issuance of the Promissory Note. The Initial Promissory Note had a face value of $5,500,000 and had an original issue discount of $440,000. The Company recorded the Initial Promissory Note at its fair value of $5,060,000, which was also the cash received, the Second Promissory Note at its fair value of $5,008,000, the Third Promissory Note at its fair value of $2,822,000 and the Fourth Promissory Note at its fair value of $1,340,000.

In November 2023, there was both a Trigger Event and default under the PPA and Promissory Notes. As a result, beginning in November 2023 the Company is incurring default interest of 15% per annum and is required to amortize the Notes with monthly cash payments. During November and December 2023, the Company paid $1,100,000 in principal under the notes and associated 8% premium and 15% default interest. During the period from January 1, 2024 to March 26, 2024 we continued to make payments as scheduled in a combination of cash and ordinary shares. We had a scheduled payment to Holder on March 27, 2024. We and the Holder mutually agreed to defer that payment into April 2024, without penalty, and are currently in discussions as to the amount and timing of that payment.

During the year ended December 31, 2024, the Company repaid principal amounts of the Second Promissory Note of $787,633 and the Fourth Promissory Note of $392,200.

During the year ended December 31, 2024, principal amounts of the First Note of $2,000,000, the Second Promissory Note of $3,612,367, the Third Promissory Note of $3,300,000 and the Fourth Promissory Note of $107,800 and accrued interest of $631,226 were converted into 807,388 ordinary shares, at conversion prices ranging from $7.37 to $38.06.

During the year ended December 31, 2023, principal amounts of the Initial Promissory Note of $3,500,000 was converted into 1,259,019 ordinary shares, at conversion prices ranging from $80.00 to $166.8.

For the years ended December 31, 2024 and 2023, the Company recorded a change in fair value of $2,039,622 and $661,000, respectively, resulting in a balance of $1,021,000 and $4,859,000, respectively, as of December 31, 2024 and 2023.

Changes in the balance of the convertible notes are as follows:

		Carrying
		Amount at
	Face Value	Fair value
Balance at December 31, 2022	$-	$-
Issuance of convertible promissory notes	11,000,000	10,120,000
Repayments of convertible promissory notes	(1,100,000)	(1,100,000)
Conversion of notes with ordinary shares	(3,500,000)	(3,500,000)
Change in fair value of convertible promissory notes	-	(661,000)
Balance at December 31, 2023	$6,400,000	$4,859,000
Issuance of convertible promissory notes	4,800,000	4,310,000
Repayments of convertible promissory notes	(1,179,833)	(1,179,833)
Conversion of notes with ordinary shares	(9,020,167)	(9,020,167)
Change in fair value of convertible promissory notes	-	2,052,000
Balance at December 31, 2024	$1,000,000	$1,021,000

We classified this fair value as a Level 3 fair value measurement and used a fair value pricing model to calculate the fair value for the year ended December 31, 2024 and 2023. Key inputs for the fair value model are summarized below.

A summary of the Company’s significant inputs into the fair value of the Promissory Notes is as follows:

	December 31,	December 31,
	2024	2023
Stock price	$1.60 - 4.32	1.16 - 4.82
Expected life in years	0.50 - 0.92	0.49 - 1.00
Risk free rate	4.24% - 5.56%	5.09% - 5.57%
Expected volatility	105% - 150%	74.65% - 130.0%

12.	SILENT PARTNERSHIPS

Continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs (*)	8% SPAs	Total
Balance, December 31, 2022	$537,359	$43,938	$909,703	$417,549	$1,908,549
Issued during the year	-	-	-	-	-
Extinguished during the year	-	-	(507,959)	(418,626)	(926,585)
Gain on debt forgiveness – related party	-	-	(48,667)	-	(48,667)
Accretion	42,063	3,382	20,529	805	66,779
Interest expense	-	-	-	-	-
Effects of currency translation	16,835	1,375	11,608	272	30,090
Balance, December 31, 2023	$596,257	$48,695	$385,214	$-	$1,030,166
Issued during the year	-	-	-	-	-
Extinguished during the year	-	-	-	-	-
Discount	-	-	-	-	-
Accretion	46,026	3,671	12,888	-	62,585
Interest expense	-	-	-	-	-
Effects of currency translation	(35,928)	(2,931)	(22,613)	-	(61,472)
Balance, December 31, 2024	$606,355	$49,435	$375,489	$-	$1,031,279

(*)	see Note 14 – At December 31, 2024 and 2023, $263,353 and $271,354, respectively of the Silent Partnership balances are with a German based bank, which also owns ordinary shares of the Company. Those debts are classified as “related party” in the statement of financial position

13.	EQUITY

Authorized shares

Our authorized share capital amounts to EUR 3,500,000.00 and consists of 7,875,000 ordinary shares with a nominal value of EUR 0.40 per share and 875,000 preferred shares with a nominal value of EUR 0.40 per share. The preferred shares are divided into five series, each consisting of 175,000 preferred shares. Currently there are no preferred shares outstanding.

Preferred shares

The Company designates the preferred shares with a nominal value of EUR 0.40 each as follows;

●	a Series A consisting of 175,000 preferred shares;
●	a Series B consisting of 175,000 preferred shares;
●	a Series C consisting of 175,000 preferred shares;
●	a Series D consisting of 175,000 preferred shares; and
●	a Series E consisting of 175,000 preferred shares

Ordinary shares

On December 3, 2024, the Company implemented a 1-for-40 reverse stock split of its issued and outstanding shares. The reverse stock split was authorized by the Board of Directors of the Company, pursuant to shareholder approval granted at its Extraordinary Shareholders Meeting, on November 20, 2024. .  All share and per share information in these financial statements retroactively reflect this reverse stock split.

The Company has 7,875,000 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The nominal value of our share capital is EUR0.40 per share.

Controlled Equity Offering

In December 2022, the Company entered into a Controlled Equity Offering, known as an “ATM” facility. Pursuant to the ATM, the Company at its discretion and subject to an effective registration statement with the U.S. Securities and Exchange Commission, may sell through its agent ordinary shares at market prices, for a fee of 3%. During the year ended December 31, 2023 the Company issued 7,691 ordinary shares pursuant to the ATM for net proceeds of $1,894,742, at an average price of $246.4 per share. In 2024, there were no ATM transactions.

November 2023 Financing

On November 13, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $5.0 million of our ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) and warrants to purchase ordinary shares in a registered direct offering (the “Units”). The combined effective purchase price for each Unit, including an ordinary share (or pre-funded warrant) and an associated warrant to purchase one ordinary share was $48.00. Under the terms of the securities purchase agreement, we have agreed to issue 104,167 ordinary shares (or pre-funded warrant in lieu thereof) and warrants (the “Warrants”) to purchase up to an aggregate of 104,167 shares. The Warrants will be exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $48.00 per share. The Company received approximately $4.5 million, net of offering costs. The offering cost was approximately $500,000. All pre-funded warrants were exercised by December 31, 2023.

The proceeds from the issuance of the Units are allocated between ordinary shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital and premium based on the fair value of the ordinary shares at the time the offering was priced, any residual value is allocated to the warrants reserve. The fair value of ordinary shares was deemed to be $48.00, the price of this offering, and no residual value has been allocated to the warrants.

December 2024 Financing

On December 12, 2024, the Company and an institutional investor (the “Purchaser”) entered into a securities purchase agreement (the “SPA”), pursuant to which the Company sold to the Purchaser 1,367,521 units, with each ordinary unit consisting of one ordinary share (or prefunded warrant in lieu of), one class A warrant to purchase one ordinary share (the “Class A Warrant”), and one class B warrant to purchase one ordinary share (the “Class B Warrant”). Each unit was sold at an offering price of $5.85 per unit, with the prefunded warrants being purchased at the offering price of $5.85 per unit less the nominal remaining exercise price of $0.0001. The Offering resulted in gross proceeds to the Company of approximately $8,000,000 (net proceeds of $7.2 million) before deducting placement agent fees and other estimated offering expenses (the “Offering”). The Offering closed on December 16, 2024.

In addition, during the year ended December 31, 2024, the Company issued ordinary shares as follows:

●	584,976 ordinary shares issued for cash of $6,590,787 pursuant to the Company’s advance notices under the Pre-Paid Advance agreement (Note 11)
●	807,388 ordinary shares issued for conversion of debt of $9,651,393
●	96,400 ordinary shares issued for service of $986,920

In addition, during the year ended December 31, 2023, the Company issued ordinary shares as follows:

●	3,569 ordinary shares issued for services rendered which were valued at $547,840
●	7,644 ordinary shares issued for cashless exercise of warrants
●	1,361 ordinary shares issued for a commitment fee on a convertible promissory note valued at $250,000
●	7,500 ordinary shares issued for acquisition of intangible assets valued at $2,055,000
●	31,475 ordinary shares issued for conversion of debt of $3,500,000

During the year ended December 31, 2022, the Company issued ordinary shares as follows:

●	43,125 ordinary shares issued for gross proceeds of approximately $25.9 million (proceeds net of offering expenses was $23.9 million);
●	20,538 ordinary shares issued for exercise of warrants, including cashless exercises (proceeds from the cash exercises of warrants were $382,500); and
●	1,826 ordinary shares issued for services valued at $906,920

Warrants

During the year ended December 31, 2021, in conjunction with private sales units, which included ordinary shares and warrants, the Company issued 93,876 warrants and issued 3,500 underwriter warrants with its IPO, cumulatively valued at $754,286, which was recorded to Reserve in the Consolidated Statement of Financial Position. Unexercised warrants were to expire in November 2023. On September 8, 2023, the Board of Directors approved an amendment to the outstanding warrant agreements, which all remaining warrant holders accepted. The amendment extended the remaining life of the warrants to November 9, 2024 and removed the option for cashless exercise. No other terms were changed. The Company analyzed the extension and determined that there was no modification to be recognized.

On November 13, 2023, the Company issued 104,166 warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $0. The Warrants were exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $48.00 per share.

On December 12, 2024, the Company issued 1,367,521 A Warrants and 1,367,521 B Warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $27,521 each. The Warrants were exercisable immediately on the date of issuance until, the earlier of twelve months or 30 days after public release of the top-line results from the Early Detect 2 study for the B Warrants, and the fifth anniversary of the issuance date for the A Warrants, both at an exercise price of $5.85 per share.

A summary of activity during the year ended December 31, 2024, 2023 and 2022 is as follows:

	Warrant	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2021	97,376	$123.20	1.60
Issued	-	-	-
Exercised	(16,714)	139.27	2.03
Expired	-	-	-
Balance as of December 31, 2022	80,662	$120.00	0.44
Issued	104,166	48.00	5.00
Exercised	(20,417)	120.00	2.71
Expired	-	-	-
Balance as of December 31, 2023	164,411	$74.40	3.39
Grants	3,882,398	4.12	3.00
Exercised	(81,356)	0.01	-
Expired	(60,245)	120.00	-
Balance as of December 31, 2024	3,905,208	$5.38	2.44

As of December 31, 2024, all outstanding warrants are exercisable and the intrinsic value of the warrants is $4,945,104.

Carve out plan

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

Under the COP, participants may receive transaction carve-out equal to the carve-out pool amount multiplied by each participant’s carve-out percentage specified in such participant’s participation acknowledgment less that participant’s equity offset, as defined under the COP. Subject to the terms of the COP, payments under the COP will generally be paid in the same form (or forms) as the consideration received by shareholder of our Company in respect of their Company equity securities due to the change of control. The Compensation Committee has allocated 100% of the COP.

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

During the year ended December 31, 2022, the Company granted 894,500 stock options valued at $6,494,112. Stock options with time-based vesting were valued using the Black-Scholes pricing model. The options will vest over one to four years.

During the year ended December 31, 2023, the Company granted 417,500 stock options valued at $1,407,766. Stock options with time-based vesting were valued using the Black-Scholes pricing model. The options will vest over six months to four years.

During the year ended December 31, 2024, the Company granted 3,000 stock options valued at $914,861. Stock options with time-based vesting were valued using the Black-Scholes pricing model. 1,500 options shall vest one year from grant date and 1,500 options shall vest on the six months from grant date.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded share-based compensation of $149,510, $3,207,789 and $8,917,237 and unamortized expense of $3,418,251 and $3,315,321 as of December 31, 2024 and 2023, respectively. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the year ended December 31, 2024, 2023 and 2022, the estimated fair values of the stock options are as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
Exercise price	$12.0 - 24.8	$1.99 - 7.02	$6.98 - 20.87
Expected term	5.25 years	5.00 - 7.00 years	5.55 - 6.75 years
Expected average volatility	106% - 113%	84% -89%	73% - 79%
Expected dividend yield	-	-	-
Risk-free interest rate	3.8% - 4.22%	3.48% - 4.83%	1.26% - 3.38%

A summary of activity during the year ended December 31, 2024, 2023 and 2022 follows:

	Stock options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2021	37,617	$203.95	9.85
Grants	22,363	429.20	10.00
Exercised	-	-	-
Forfeited	(125)	611.20	-
Expiry	-	-	-
Balance as of December 31, 2022	59,855	$287.20	9.11
Grants	9,626	179.20	10.00
Exercised	-	-	-
Forfeited/Cancelled	(1,301)	278.80	-
Expiry	-	-	-
Balance as of December 31, 2023	68,180	$275.60	8.44
Grants	3,000	18.40	10.00
Exercised	(8,388)	351.19	-
Forfeited/Cancelled	(6,863)	391.21	-
Expiry	-	-	-
Balance as of December 31, 2024	55,929	$233.94	7.36

Exercisable as of December 31, 2024	43,347	$233.66	7.07
Expected to vest	12,582	$234.88	1.55

As of December 31, 2024, the intrinsic value of the stock options is $0.

14.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Chief Business Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the year ended December 31, 2024, 2023 and 2022 was as follows:

	Years ended December 31,
	2024	2023	2020
Salaries and benefits	$1,113,370	$1,647,186	$1,291,058

As of December 31, 2024 and 2023, the Company recorded, accounts payable – related party of $7,699 and $32,702, and accrued management salaries of $548,115 and $267,234, respectively.

Remuneration paid to related parties other than key personnel during the year ended December 31, 2024, 2023 and 2022 was as follows:

	Years ended December 31,
	2024	2023	2020
Salaries and benefits	$24,776	$29,468	$-

During the years ended December 31, 2024, 2023, and 2022, we recorded expenses of $286,177, $57,039 and $97,924, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product. A non-executive director of the Company is also an owner of ColoAlert AS. During the year ended December 31, 2024, 2023 and 2022, we paid ColoAlert AS $312,142, $885,335 and $97,924, respectively. As of December 31, 2024 and 2023, we had liabilities recorded for unpaid costs to ColoAlert AS of $0 and $0, respectively, recorded as Accounts payable – related party.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements with ColoAlert AS. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $274 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount. During the year ended December 31, 2024 and 2023, the Company paid $150,000 and $700,000 to the seller, respectively. The Company recorded amortization of $345,751 and $377,183 and interest expense of $94,132 and $100,813, respectively, for the year ended December 31, 2024 and 2023. As of December 31, 2024, the liability for remaining required payments of $1,066,671 is recorded on the Consolidated Statement of Financial Position.

Related party transactions

As of December 31, 2024 and 2023, the Company recorded accounts receivable – related party of $17,238 and $0, accounts payable – related party of $10,399 and $32,702, and revenue from related party of $61,569, $0, and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.

Convertible note

As of December 31, 2023, the Company disclosed the 2019 and 2020 Convertible loans as convertible debt – related party. As of December 31, 2024, the loan holder was no longer related party of the Company, therefore, the debt of $31,213 (EUR 30,000) was reclassified to Convertible debt.

Silent partnerships

As at December 31, 2024, EUR 200,000 (approximately $208,080) with a carrying value of $263,353 of the 8.5% SPAs were owing to major shareholders of the Company. EUR 200,000 of the loan is due on December 31, 2025.

As at December 31, 2023, EUR 200,000 (approximately $220,784) with a carrying value of $271,354 of the 8.5% SPAs were owing to major shareholders of the Company. EUR 200,000 of the loan is due on December 31, 2025.

During the year ended December 31, 2023, the repayment of EUR150,000 (approximately $161,010) of the 8.5% SPAs was a related party transaction, who is a major shareholder.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred interest expense of $19,455, $26,469 and $32,457 on balances owing to related parties, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred accretion expense of $7,877, $10,712 and $14,847 on balances owing to related parties, respectively.

Restructuring

During July 2024 and October 2024, the Company restructured its operations to focus on its ColoAlert business in Europe, the development of its next generation product, and planning for the Early Detect 2 clinical study in the U.S. in 2025. In line with that focus, the Company implemented cost reduction efforts which included the reduction of its operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale of its European Oncology Lab (“EOL”) business in St. Ingbert, Germany to a related party. The sale of the EOL business included a payment to the Company of €31,511 ($32,785). Additionally, the Company amended the employment contracts of its CEO and CFO, reducing the salaries of those officers to 60% and 50% of their original salaries, respectively, effective November 1, 2024. For the year ended December 31, 2024, the Company recorded severance expenses and impairment loss from this transaction of $277,160 as restructuring expense and gain on sale of EOL of $28,328.

RP Sales

After the Sale of EOL to a related party effective September 1, 2024, EOL became a regular customer of the Company, generating $61,569 in revenue – related party in 2024, with an AR balance at December 31, 2024 of $17,238.

15.	GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the years ended December 31, 2024, 2023 and 2022 and recognized as other income were as follows:

	Years ended December 31,
Research and Development Projects	2024	2023	2022
Rapid detection of antibody-based pathogens	$-	$-	$42,055
Multi-marker test for the early detection of pancreatic cancer	46,087	27,741	108,999
	$46,087	$27,741	$151,054

As of December 31, 2024 and 2023, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $0 and $6,604, respectively. The open balances on these grants are contingent of the company proof that there was qualified work done on these projects. This will be evaluated in a yearly application to receive that grant money. Only after acceptance this becomes a receivable on the balance sheet.

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

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. The Company has been determined that no credit loss provision is required, as all amounts outstanding are considered collectible. During the year ended December 31, 2024, the Company incurred ($11,919) (related to Trade receivable and VAT receivable) in bad debt expense (2023- $14,357, 2022 - $65,389). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at December 31, 2024 and 2023, the Company had an unrestricted cash balance of $6,235,670 and $7,070,925, excluding the Initial Promissory Note, which is expected to be settled in ordinary shares, of $1,021,000 and $4,859,000, respectively.

Historically, the Company’s primary source of funding has been the sale of ordinary shares and borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at December 31, 2024 and 2023:

At December 31, 2024:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$2,295,058	$-	$-
Accounts payable and accrued expense - related party	558,514	-	-
Convertible promissory note to be settled with ordinary shares	1,021,000	-	-
Convertible loans	72,975	-	-
Silent partnerships	1,031,279	-	-
Lease liabilities	280,145	760,324	105,658
Intellectual property acquisition liability - related party	690,575	376,096	-
	$5,949,546	$1,136,420	$105,658

At December 31, 2023:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$3,451,615	$-	$-
Accounts payable – related party	32,702	-	-
Deferred revenue	138,889	-	-
Convertible promissory note	4,859,000	-	-
Convertible loans	77,428	-	-
Silent partnerships	-	1,030,166	-
Lease liabilities	288,463	812,910	352,813
Intellectual property acquisition liability - related party	238,839	726,977	-
	$9,236,936	$2,570,053	$352,813

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

17.	COMMITMENTS AND CONTINGENCIES

From time-to-time, the Company is involved in legal proceedings. The Company records a liability for those legal proceedings when it determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses when it is reasonably possible that a material loss may be incurred, however, the amount cannot be reasonably estimated. From time to time, the Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company and its shareholders.

On March 22, 2024, the Company filed a complaint in the Supreme Court of the State of New York against Boustead Securities, LLC, for breach of contract, unjust enrichment, and a declaratory judgment. Several weeks later, Boustead brought an arbitration against Mainz seeking to collect alleged unpaid compensation for financial services plus shares and warrants pursuant to two agreements. Mainz made an application to the Arbitration Panel requesting an order staying the Arbitration proceeding pending final determination by the courts of the issues raised in the Supreme Court case, which was granted on September 12, 2024. There is not a future court conference scheduled, and Mainz is waiting on the Court’s determination of which venue (the Supreme Court or FINRA Dispute Resolution) is proper to hear the dispute. The Company intends to vigorously defend against all claims. Given the preliminary stage of the lawsuit, the uncertainty of litigation, the Company cannot predict the outcome at this time or estimate a reasonably possible loss or range of loss that may result from this action.

18.	CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the year ended December 31, 2024, 2023, and 2022, the Company had revenue from one, two, and four, customers that accounted for approximately 57%, 21% and 38% of revenue, respectively. As of December 31, 2024 and 2023, the Company has accounts receivable consisting of 2 customers of 99% and 4 customers of 54%, respectively.

19.	INCOME TAXES

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Net loss for the period	$(21,650,663)	$(26,344,492)	$(26,387,336)
Statutory income tax rate	25.0%	25.0%	25.0%
Expected in tax recovery at statutory income tax rates	$(5,414,000)	$(6,586,000)	$(6,597,000)
Permanent differences	777,000	904,000	2,342,000
Difference in tax rates, foreign exchange, and other	4,866,000	5,695,000	3,723,000
Change in deferred tax assets not recognized	(229,000)	(13,000)	532,000
Income tax recovery	$-	$-	$-

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2024	December 31, 2023
Deferred tax assets
Net operating loss carryforwards	$2,475,532	$2,704,532
Deferred tax assets not recognized	(2,475,532)	(2,704,532)
Net deferred tax asset	$-	$-

As of December 31, 2024 and 2023, the Company has approximately $65,000,000 and $36,000,000 of non-capital losses that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

20.	OPERATING EXPENSES

For the years ended December 31, 2024, 2023 and 2022, operating expenses consisted of the following:

	Years ended December 31,
Sales and marketing	2024	2023	2022
Salaries and Benefits	$1,082,404	$1,442,952	$585,393
Professional and consulting fees	798,958	909,046	756,919
Office expenses	37,689	21,746	49,092
Travel and entertainment	85,174	84,082	40,038
Depreciation and amortization	4,686	3,128	35,866
Materials used for sales and marketing	1,876	-	-
Marketing and advertising	4,570,546	3,697,523	4,929,598
	$6,581,333	$6,158,477	$6,396,906

	Years ended December 31,
Research and development	2024	2023	2022
Salaries and benefits	$3,586,218	$3,415,784	$1,961,718
Professional fees	1,033,013	2,161,406	1,316,861
Clinical study expenses	-	2,162,000	-
Office expenses	199,583	975,315	1,375,349
Travel and entertainment	101,446	198,998	118,695
Depreciation and amortization	637,861	524,009	106,327
Materials for clinical studies	280,913	152,881	140,416
	$5,839,033	$9,590,393	$5,019,366

	Years ended December 31,
General and administrative	2024	2023	2022
Salaries and benefits	$2,419,614	$2,310,835	$2,175,242
Employee stock option expense	149,510	3,266,702	8,931,386
Professional and consulting fees	2,405,487	3,883,687	2,144,679
Office expenses	606,601	657,185	785,862
Insurance	536,546	817,181	920,121
Travel and entertainment	80,517	130,606	133,257
Depreciation and amortization	374,490	339,275	119,372
	$6,572,765	$11,405,471	$15,209,919

	Years ended December 31,
Restructuring expense	2024	2023	2022
Salaries and benefits	$229,711	$-	$-
Impairment loss	47,449	-	-
	$277,160	$-	$-

21.	SUBSEQUENT EVENTS

The Company issued 746,356 shares of its ordinary stock for a nominal remaining exercise price for the conversion of prefunded warrants pursuant to the SPA entered into in December 2024 (Note 13). Additionally, 54,500 shares were issued to service providers as compensation pursuant to consulting agreements at a value of $365,530.

On March 4, 2025, the Compensation Committee of the Board of Directors approved a 2025 Stock Plan, subject to shareholder approval and granted 416,748 stock options under the 2025 Plans, with a strike price of $4.95. Such stock options have been granted to our current employees, directors, advisors and senior management team, all of which are contingent on stockholder approval of the 2025 Plan. All of such stock options begin vesting at stockholder approval and will be fully vested subject to shareholder approval two years from the date of grant.

On March 12, 2025, the Company closed a License and Option Agreement with Liquid Bioscience, Inc. (“Liquid”) to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. Under the terms of the agreement, we have an exclusive license to develop a test using Liquid’s biomarkers with the unilateral option to acquire the exclusive global rights to the gene expression biomarkers which have demonstrated a high degree of effectiveness in detecting pancreatic cancer. Total license payments will total $1.2 million and include a net revenue based royalty payment upon commercialization of a product.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

2.1	Description of Securities registered under Section 12 of the Exchange Act***
3.1	Unofficial English translation of Deed of Conversion***
3.2	Unofficial English translation of Deed of Amendment, dated December 15, 2022***
3.3	Unofficial English translation of Deed of Amendment, dated July 19, 2024***
3.3	Unofficial English translation of Articles of Association, dated December 3, 2024***
4.1	Share Certificate—Ordinary Shares***
4.2	Form of Pre-Funded Warrant***
4.3	Form of Class A Ordinary Share Purchase Warrant***
4.4	Form of Class B Ordinary Share Purchase Warrant***
10.1	Management Services Agreement, dated July 1, 2020, between the Company and Guido Baechler***
10.2	Consulting Agreement, dated July 16, 2021, between the Company and William Caragol***
10.3	Form of Silent Partnership Agreements***
10.4	Mainz Biomed N.V. 2021 Omnibus Incentive Plan***
10.5	Mainz Biomed N.V. Amended and Restated 2022 Omnibus Incentive Plan***
10.6	Amendment to Management Services Agreement between Guido Baechler and the Company***
10.7	Amendment to Consultant Agreement between William Caragol and the Company***
10.8	Technology Rights Agreement, dated January 4, 2022, between the Company and Socpra Sciences Santé Et Humaines S.E.C. ***
10.9	Employment Contract with William Caragol, dated April 29, 2022***
10.10	Intellectual Property Asset Purchase Agreement, dated February 15, 2023, with Uni Targeting Research AS***
10.11	Assignment Agreement, dated February 15, 2023, with SOCPRA Sciences Santé et Humaines S.E.C. ***
10.12	Mainz Biomed USA, Inc. Carve-Out Plan***
10.13	Pre-Paid Advance Agreement (the “PPA”), dated June 28, 2023, between the Company and YA II PN, Ltd.***
10.14	Form of Promissory Note to be issued under the PPA***
10.15	Supplemental Agreement to PPA, dated April 18, 2024***
10.16	Second Supplemental Agreement to PPA, dated October 8, 2024***
10.17	Amendment Agreement, dated December 6, 2024, between the Company and YA II PN, Ltd.***
10.18	Form of Securities Purchase Agreement***
10.19	Form of Lock-Up Agreement***
10.20	License and Option Agreement, dated March 10, 2025, between Mainz Biomed N.V. and Liquid Biosciences+*
11.1	Form of Warrant Agent Agreement***
11.2	Code of Ethics and Business Conduct***
12.1	Section 302(a) Certification of CEO*
12.2	Section 302(a) Certification of CFO*
13.1	Section 906 Certifications of CEO and CFO**
15.1	Consent of Reliant CPA PC*
97.1	Executive Compensation Clawback Policy***
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

*	Filed herewith.
**	Furnished herewith.
***	Previously filed.

+	Confidential Treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mainz Biomed N.V.

Date: March 31, 2025

By:	/s/ Guido Baechler
Guido Baechler
Chief Executive Officer